Exhibit 99.1
Leading with Purpose, Innovating with Passion 2025 Information Circular

About TELUS Digital TELUS Digital (NYSE & TSX: TIXT) (TELUS International (Cda) Inc. or Company) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that withstand disruption and deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and visionary technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI data solutions, including computer vision, and trust, safety and security services. Fuel iX™ is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions. Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our humanity-in-the-loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com. Copyright © 2025 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols TM and ® indicate those trademarks, trade names and service marks owned by TELUS Digital, its parent, subsidiaries or its affiliates. For convenience, we may not include the TM or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their respective owners.

Welcome to our shareholder meeting

On behalf of the TELUS Digital board of directors (the Board of Directors or Board), our executive leadership team and our more than 78,000 team members across 31 countries, thank you for your continued support of TELUS Digital. Our enduring goal is to be the AI-fueled experience partner of choice for global and innovative brands, including our more than 650 valued clients worldwide. We are fulfilling this ambition by crafting differentiated experiences for our clients' customers and employees, and by creating future-focused digital transformations that unlock innovation and effectiveness.

Our commitment to deliver on expectations

While we entered 2024 with determination, our operating and financial performance in the first half of the year did not meet the expectations we set for our business. Indeed, demand and client spending were impacted by ongoing macroeconomic headwinds, which challenged our ability to deliver the results we aspired to achieve in 2024.

To address these challenges, our renewed executive leadership team focused their efforts across these four key pillars:

- The rejuvenation of revenue growth
- A relentless pursuit of differentiated service quality
- Continued investment in our talent
- The ongoing evolution of our business

Guided by these priorities in the second half of 2024, TELUS Digital stabilized its operating and financial performance and delivered on the outlook that the company reset mid-year. These strategic pillars will continue to guide our near-term efforts and investments to deliver further improvements, with an ultimate goal of fueling sustainable revenue, operating profit, and cash flow growth.

2024 key highlights

In September, we completed our global rebrand to TELUS Digital, a name that better reflects our strategic focus and existing market position as an innovative digital solutions and services partner for our existing and future clients.

In 2024, TELUS Digital welcomed 55 net new clients across our targeted industries. We also expanded our business with 162 existing clients, demonstrating our efforts to diversify beyond our largest accounts.

On the strength of our digital solutions, we continued to deepen our engagement with our largest client and parent company, TELUS Corporation (TELUS). We are supporting TELUS's industry-leading digital evolution across multiple areas, including their Business Solutions, Consumer Solutions, and their fast-growing Health and Agriculture & Consumer Goods lines of business.

Notably, TELUS serves as a real-world lab for our digital solutions and further technological innovations, enabling us to apply, test and refine our solutions at scale, which is a critical advantage in bringing new and enhanced offerings to our other clients.

Committed to our values

True to our values, our global team continued to give back to their communities, surpassing more than 100,000 volunteer hours for the first time. Our five TELUS Digital community boards also contributed USD $500,000 to charitable projects, bringing our total to USD $5.6 million in funding to grassroots charitable organizations since 2011.

Since 2007, we have positively impacted the lives of more than 1.6 million people around the world, building stronger

2025 Information Circular | 5 TELUS Digital communities and helping our fellow citizens in need through our large-scale volunteer events and charitable giving. The symbiotic relationship between TELUS Digital and the communities where we live and work remains an important differentiator for our company, helping us build and retain an engaged and capable team globally. The 2025 annual general meeting The TELUS Digital annual general meeting of shareholders will be held virtually on May 15, 2025. At the annual general meeting, you are welcome to exercise your right to vote as a TELUS Digital shareholder. Registered shareholders and duly appointed proxy holders will have the opportunity to attend, participate and vote at the meeting from any location. Non-registered shareholders may register to participate as proxy holders. Those who have not duly appointed themselves as proxy holders may also attend virtually as guests. Guests will be able to listen to the meeting but will not be able to vote or ask questions at the meeting. Our continued gratitude We extend our deep appreciation for your continued support. Your trust empowers us to make purposeful decisions that will help drive sustainable growth and meaningful impact for everyone invested in our success. Sincerely, Darren Entwistle Chair of the Board Josh Blair Lead Director of the Board

Table of Contents Notice of annual general meeting of shareholders 7 About the meeting and our board 8 Information about voting 8 Additional information 18 Business of the meeting 20 About our nominated directors 25 Director compensation 38 Corporate governance 41 Board of directors 45 Executive compensation 63 Overview 63 2024 Actual compensation 74 Equity compensation plans 99 Company equity-based compensation plans at a glance 99 Appendix A: terms of reference for the board 107

2025 Information Circular | 7 TELUS Digital NOTICE OF ANNUAL GENERAL MEETING When Friday, May 15, 2025 12:00 p.m. (ET) Where Virtual-only meeting via live audio webcast online at https://meetings. lumiconnect.com/400- 372-711-643 Materials A notice and access notification to shareholders (Notice) will be mailed to non-registered shareholders on or about April 15, 2025. We are providing access to the information circular and the annual report to non-registered shareholders via the internet using the “notice and access” systems. These materials are available on the website referenced in the Notice: https://www. envisionreports.com/ telusdigital2025. Registered shareholders will receive a paper copy of our information circular and related proxy materials. OF SHAREHOLDERS As we look to continue to balance the optimization of shareholder engagement and cost efficiencies within our operations and reduce greenhouse gas emissions related to travel, TELUS Digital will use the power of technology again this year to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Ȝ Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate in and vote at this virtual meeting from any location. Ȝ Non-registered shareholders who have not duly appointed themselves as proxy holders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate in and vote at our virtual meeting is provided on pages 8 to 17 of our 2025 Information Circular. Business of the meeting At the meeting, shareholders will be asked to: 1. receive the Company’s 2024 audited consolidated financial statements, together with the report of the auditors on those statements; 2. elect directors of the Company for the ensuing year; 3. appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the directors to fix their remuneration; 4. approve an increase to the share reserve under the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP); and 5. transact any other business that may properly come before the meeting and any postponement or adjournment thereof. Right to vote Holders of record of subordinate voting shares and/or multiple voting shares on March 28, 2025 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes per multiple voting share held and each subordinate voting share carries the right to one vote per subordinate share held. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 8. Approval of the Circular The Board has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date. Vancouver, British Columbia Dated March 26, 2025 By order of the Board of Directors Michel E. Belec, Chief Legal Officer and Corporate Secretary

TELUS Digital

ABOUT THE MEETING AND OUR BOARD

INFORMATION ABOUT VOTING

Who can vote

Holders of record of subordinate voting shares and/or multiple voting shares on the Record Date are entitled to notice of, and to vote at, our annual general meeting or any adjournment thereof. There were 112,477,222 subordinate voting shares and 164,381,876 multiple voting shares outstanding on March 26, 2025.

The subordinate voting shares are "restricted securities", within the meaning of such term under applicable Canadian securities laws, in that they do not carry equal voting rights with the multiple voting shares. **Each multiple voting share carries the right to ten votes per multiple voting share held and each subordinate voting share carries the right to one vote per subordinate voting share held**. In aggregate, all the voting rights associated with the subordinate voting shares represented, as of March 26, 2025, approximately 6.4 per cent of the voting rights attached to all of the Company's issued and outstanding shares.

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the Toronto Stock Exchange (TSX) designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of our initial public offering entered into a customary coattail agreement with the Company and a trustee (the Coattail Agreement). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

To the knowledge of the directors and the Company's executive leadership team, as of March 26, 2025, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the voting rights attached to any class of outstanding shares are the following:

Name	# of Multiple Voting Shares Owned	% of Outstanding Multiple Voting Shares	# of Subordinate Voting Shares Owned	% of Outstanding Subordinate Voting Shares	% of Outstanding Shares	% of Total Voting Power
TELUS[1]	152,004,019	92.50	6,874,822	6.1	57.4	86.9
BPEA[2]	12,377,857	7.50	35,441,397	31.5	17.27	9.1

(1) Consists of shares held by (i) TELUS Corporation and (ii) 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly owned subsidiary of TELUS. Multiple voting shares held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 60.3 per cent of our subordinate voting shares and 41.0 per cent of our voting power. In June 2022, TELUS purchased 3,000,000 of our multiple voting shares, representing 1.5 per cent of our multiple voting shares then outstanding and 1.45 per cent of our voting power, from BPEA. In May 2023, TELUS purchased 2,500,000 of our multiple voting shares, representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, from BPEA. For details on significant acquisitions of our common shares by TELUS, see "Item 7B—Related Party Transactions—Share Issuances" in our annual report on Form 20-F which is available through https://www.sedarplus.ca and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this information circular.

8 | 2025 Information Circular

2025 Information Circular | 9 TELUS Digital Matters to be voted on and approval required The following are items of business to be voted on at the meeting: 1. the election of directors; 2. the appointment of Deloitte as auditors for the ensuing year and authorizing the directors to fix their remuneration; and 3. the approval of amendments to the 2021 LTIP. All of these items require approval by a majority of votes cast by shareholders at the meeting. Quorum We are required to have shareholders (represented in person or by proxy) holding, in the aggregate, at least 25 per cent of the issued and outstanding shares plus at least a majority of multiple voting shares entitled to be voted at the meeting. Virtual meeting and technical requirements As we look to balance the optimization of shareholder engagement and cost efficiencies within our operations and reduce greenhouse emissions related to travel, TELUS Digital will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. Ȝ Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate in and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real-time, provided that you are connected to the internet. Ȝ Non-registered shareholders who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 11 to 15, depending on if you are a registered or a non-registered shareholder. You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure that you stay connected for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at https:// meetings.lumiconnect.com/400-372-711-643, on https://www.sedarplus.ca and on https://www.sec.gov, for additional instructions on participating in the virtual meeting. For further help, or if you have any difficulties logging into the meeting online, contact Lumi at support-ca@lumiglobal.com and an Event Specialist will respond promptly. (2) BPEA refers to BPEA EQT, formed as a result of the combination of Baring Private Equity Asia and EQT Asia in 2022. Consists of shares held by Riel B.V., which is indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1 formerly known as The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), BPEA Private Equity Fund VI, L.P.2, formerly known as The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is BPEA Private Equity GP VI, L.P. formerly known as Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is BPEA Private Equity GP VI Limited formerly known as Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the majority shareholder of Fund VI Limited, BPEA EQT Holdings AB may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP and Fund VI Limited is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The address of BPEA EQT Holdings AB is Regeringsgatan 25 Stockholm, 111 53 Sweden. Multiple voting shares so held by BPEA are convertible into an equivalent number of subordinate voting shares. If BPEA were to convert all its multiple voting shares into subordinate voting shares, it would hold 38.7 per cent of our subordinate voting shares and 2.9 per cent of our voting power. For details on significant acquisitions of our common shares by BPEA, see “Item 7B—Related Party Transactions— Share Issuances” in our annual report on Form 20-F which is available through https://www.sedarplus.ca and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this information circular.

10 | 2025 Information Circular TELUS Digital Submitting questions Questions for the meeting may be submitted either before the meeting through https://investorvote.com (refer to your control number as shown on your proxy form or on your voting instruction form, as applicable) or by selecting the messaging icon during the meeting for those shareholders participating via the live webcast. Only registered shareholders and duly appointed proxyholders may submit questions for the meeting, either before or during the meeting. Before a vote is held on each matter, the chair of the meeting and members of management present will answer questions specifically relating to matters to be voted on, if applicable. General questions will be addressed following the meeting during a question and answer period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic, or that are otherwise related, may be grouped, summarized and answered together. All shareholder questions are welcome. However, we do not intend to address questions that: Ȝ are irrelevant to the business of the meeting or TELUS Digital; Ȝ are related to personal grievances; Ȝ are related to non-public information about TELUS Digital; Ȝ constitute derogatory references to individuals or that are otherwise offensive to third parties; Ȝ are repetitious or have already been asked by other shareholders; Ȝ are in furtherance of a shareholder’s personal or business interest, or Ȝ are out of order or not otherwise appropriate as determined by the chair or secretary of the meeting in their reasonable judgment. The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at https://meetings.lumiconnect.com/400-372-711-643. Posted questions may be summarized or grouped. The questions and answers will be available as soon as practical after the meeting and remain available for one month. How to vote How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the tables on the following pages.

2025 Information Circular | 11 TELUS Digital REGISTERED SHAREHOLDERS You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name. If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet Ȝ By visiting the following website: https://investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions. Telephone Ȝ By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Ȝ Note that you cannot appoint anyone other than Jason Macdonnell, Acting CEO, TELUS Digital and President, TELUS Digital Customer Experience (CEO) or, failing him, Josh Blair, Lead Director (together, the Management Proxyholders), as your proxy if you vote by phone. Mail Ȝ By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting Please follow these steps: 1. Log in online at https://meetings.lumiconnect.com/400-372-711-643 at least 15 minutes before the meeting starts. Please check that your browser is compatible. 2. Click “Shareholder”. 3. Enter your control number (on your proxy form) as your username. 4. Enter the password: tixt2025 (case sensitive). 5. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 12), but you will be unable to vote or ask questions at the meeting. Even if you currently plan to attend and vote at the virtual meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the meeting or in the event that you are unable to access the meeting for any reason. If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else as your proxy to attend, participate in and vote at the meeting (other than the Management Proxyholders), you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have Registered shareholders

12 | 2025 Information Circular TELUS Digital Registered shareholders submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your proxy form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form or online. Follow the instructions for submitting the proxy form (whether by internet or mail — see page 11). This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder — To register a proxyholder, shareholders MUST visit https://www.computershare.com/ TELUSDigital by 12:00 p.m. (ET) on May 13, 2025 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you want to attend the virtual meeting as a guest Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at https://meetings.lumiconnect.com/400-372-711-643. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Guest” and then complete the online form. Deadline for returning your form Your completed proxy form must be received by: TELUS Digital c/o Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 no later than 12:00 p.m. (ET) on May 13, 2025. If the meeting is adjourned or postponed, your completed proxy form must be received by 12:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline). If you change your mind about your vote If you change your mind about your voting, you may revoke your proxy by following the instructions below. Your new proxy must be received by the proxy deadline described above as any new proxy received after this time may only be effective to revoke your previous proxy. 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of: TELUS Digital Chief Legal Officer and Corporate Secretary 5th Floor, 510 West Georgia Street Vancouver, British Columbia V6B 0M3 any time up to 12:00 p.m. (ET) on May 13, 2025 or, if the meeting is adjourned or postponed, by 12:00 p.m. (ET), on the business day before the date of the reconvened meeting. 2. Any other way allowed by law.

2025 Information Circular | 13 TELUS Digital NON-REGISTERED SHAREHOLDERS You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution. If you want to vote by proxy before the meeting You can vote in any of the ways set out below. However you choose to vote, please follow the instruction on your voting instruction form carefully. Internet Ȝ By visiting the following website: https://central.proxyvote.com. Refer to your control number (shown on your form) and follow the online voting instructions. Telephone Ȝ By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Ȝ Note that you cannot appoint anyone other than Jason Macdonnell or, failing him, Josh Blair as your proxy if you vote by phone. Mail Ȝ By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form or online. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as per step 2. 2. Register yourself as a proxyholder by visiting https://www.computershare.com/TELUSDigital by 12:00 p.m. (ET) on May 13, 2025. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting. 3. Log in online at https://meetings.lumiconnect.com/400-372-711-643 at least 15 minutes before the meeting starts. Please check that your browser is compatible. 4. Click “Shareholder”. Non-registered shareholders

14 | 2025 Information Circular TELUS Digital Non-registered shareholders 5. Enter the username that was provided by Computershare. 6. Enter the password: tixt2025 (case sensitive). 7. Follow the instructions to view the meeting and vote when prompted. If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder then, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labeled as “Legal Proxy” and received no later than 12:00 p.m. (ET) on May 13, 2025. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment as a proxyholder at https://www.computershare.com/ TELUSDigital as noted above. If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the Management Proxyholders), as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate in or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your voting instruction form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form or online. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see page 13) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as per step 2. 2. Register your proxyholder — To register a proxyholder, shareholders MUST visit https://www.computershare.com/ TELUSDigital by 12:00 p.m. (ET) on May 13, 2025 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one.

2025 Information Circular | 15 TELUS Digital 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labeled as “Legal Proxy” and received no later than 12:00 p.m. (ET) on May 13, 2025. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at https://www. computershare.com/TELUSDigital as noted above. If you want to attend the virtual meeting as a guest Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. Ȝ Log in online at https://meetings.lumiconnect.com/400-372-711-643. We recommend that you log in at least 15 minutes before the meeting starts. Ȝ Click “Guest” and then complete the online form. Deadline for returning your voting instruction form Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline described on page 14 above to enable your intermediary to act on your instructions before the deadline. Typically, the deadline for non-registered shareholders is at least a day before the Proxy Deadline. If you change your mind about your vote For non-registered shareholders, if you have provided your voting instructions and changed your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline. Your new proxy or voting instructions must be received from your intermediary by the Proxy Deadline. Any instructions received after the Proxy Deadline may only be effective to revoke your previous instructions. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable them to act on your instructions before the deadline. Non-registered shareholders

16 | 2025 Information Circular TELUS Digital How your proxyholder will vote By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote or withhold from voting your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Jason Macdonnell or, failing him, Josh Blair as your proxy and you do not provide them with instructions, they will vote your shares in favor of: Ȝ electing as a director each nominee listed in this information circular; Ȝ appointing Deloitte as auditors and authorizing the directors to fix their remuneration; and Ȝ approving an increase to the share reserve under the Company’s 2021 LTIP. Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as they see fit on any amendment or variation to any of the matters identified in the notice of meeting on page 7 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 26, 2025, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting. Confidentiality All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except: Ȝ as necessary to meet applicable law, Ȝ in the event of a proxy contest, or Ȝ in the event a shareholder has made a written comment on the proxy. Solicitation by management Your proxy is being solicited by TELUS Digital management and the Company will pay for the cost of solicitation. TELUS Digital management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS Digital employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. Notice and Access Canadian securities rules (Notice and Access) permit us to provide our non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for non-registered shareholders to access, rather than being mailed. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs. Non-registered shareholders will still receive forms of proxy or voting instruction forms in the mail so that they can vote their shares. However, unless a non-registered shareholder previously requested a paper copy, rather than receiving a paper copy of the information circular and the annual report, they will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting shares using the various voting methods provided (internet, telephone and mail).

2025 Information Circular | 17 TELUS Digital If non-registered shareholders would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Registered shareholders will continue to receive a paper copy of our information circular and form of proxy. Delivery of proxy materials Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders. Voting results The voting results for each item of business at the meeting will be posted on https://www.telusdigital.com/investors and available via https://www.sedarplus.ca and https://www.sec.gov after the meeting. For more information Contact Computershare if you have additional questions regarding how to vote at or in advance of the meeting: Ȝ phone: 1-800-564-6253 (toll-free within North America), +1 (514) 982-7555 (outside North America) Ȝ email: service@computershare.com Ȝ online: https://www.computershare.com/service Ȝ mail: Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

18 | 2025 Information Circular TELUS Digital ADDITIONAL INFORMATION Interest of certain persons in material transactions and related party transactions Other than as described below or elsewhere in this information circular, none of the insiders of the Company, no nominee for election as a director and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. Shareholders’ agreement We are party to a shareholders’ agreement with TELUS and BPEA that governs the relationship among us, TELUS and BPEA (the Shareholders’ Agreement). The Shareholders’ Agreement provides for, among others, certain director nomination and a number of special shareholder rights for TELUS. We are also party to a registration rights agreement (the Registration Rights Agreement) with TELUS and certain of its subsidiaries, BPEA, our former chief executive officer, Jeffrey Puritt, and certain members of management of WT Blocker Corp and its subsidiaries, which we acquired on January 3, 2023 (WillowTree). The Registration Rights Agreement provides, among other things, certain demand and piggyback registration rights that require us to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of our subordinate voting shares on the terms set out in the Registration Rights Agreement. A summary of the terms of the Shareholders’ Agreement and Registration Rights Agreement is described under “Corporate Governance” and under the heading “Item 7B — Related Party Transactions — Our Relationship with TELUS — Shareholders’ Agreement” in our annual report on Form 20-F for the year ended December 31, 2024 (the Annual Report) which is available through https://www.sedarplus.ca and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this circular. The Shareholders’ Agreement and its amendments are available on https://www.sedarplus.ca, and https://www.sec.gov as exhibits to our Annual Report. Upon request, we will promptly provide a copy of any such documents, free of charge, to any securityholder. The audit committee of the Board of Directors (Audit Committee) is mandated with reviewing any related party transactions that arise involving a director or senior officer of TELUS Digital, and to approve any procedures that should be adopted in connection therewith. Agreements with TELUS We, TELUS and certain of its subsidiaries also entered into intercompany agreements to provide a framework for our relationship and to provide for services that we, TELUS and certain of its subsidiaries will receive and provide from and to the other. In addition, TELUS is a lender under the Company’s senior secured credit agreement. A summary of the terms of each intercompany agreement is described under the heading “Item 7B — Related Party Transactions — Our Relationship with TELUS” in our Annual Report which is available through https://www.sedarplus.ca and https://www. sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this information circular.

2025 Information Circular | 19 TELUS Digital Additional matters and information All financial information is reported in U.S. dollars unless otherwise specified. Additional financial information is contained in our Annual Report and the audited consolidated financial statements of the Company for the year ended December 31, 2024, and management’s discussion and analysis thereof. These documents are available free of charge to any security holder upon request to TELUS Digital Law & Governance, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS Digital’s public documents are also available through https://www.sedarplus.ca and https://www.sec.gov. Unless otherwise indicated, the information provided in this information circular is as of March 26, 2025. Indebtedness of directors and officers No director or officer of the Company or proposed nominee for election as a director, or any associate thereof, is or has at any time since the beginning of the preceding three financial years been indebted to the Company or its subsidiaries.

20 | 2025 Information Circular TELUS Digital BUSINESS OF THE MEETING 1. Audited consolidated financial statements The audited consolidated financial statements for the year ended December 31, 2024 and the accompanying management’s discussion and analysis, are contained in the Annual Report, which is available through https:// www.sedarplus.ca and https://www.sec.gov. You may also obtain a copy upon request, free of charge to any securityholder, to TELUS Digital’s Chief Legal Officer and Corporate Secretary, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. 2. Election of directors General The Board has fixed the number of directors at 10, as permitted by the articles of the Company (Articles) since Tony Geheran, one of our directors, will be retiring from our Board following our annual general meeting on May, 15, 2025. Notwithstanding that our Shareholders’ Agreement specifies that our Board be comprised of 11 directors, TELUS has consented to 10 nominees being proposed for election at our annual general meeting. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board (Committees). However, following our annual general meeting on May 15, 2025, and prior to our next annual general meeting in 2026, we may determine to add an additional director, increasing our directors to 11, as contemplated by our Shareholders’ Agreement and as permitted by our articles. Further information about our Shareholders’ Agreement can be found in “Additional Information — Shareholders’ Agreement”. At the meeting, we will ask you to vote for the election of the 10 nominees proposed by the Company as directors. See pages 23 to 35 for biographical and other relevant information about all of the nominees. Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. The Management Proxyholders have been named in the proxy as proxyholders, and they intend to vote FOR the election of all 10 nominees whose names and profiles are set forth on pages 25 to 37, except in relation to shares held by a shareholder who instructs otherwise. Majority voting policy Our majority voting policy applies to uncontested director elections. Under this policy, if a nominee for election as a director does not receive a greater number of votes “for” than votes “withheld” with respect to his or her election by shareholders, then the nominee shall promptly tender his or her resignation to the Lead Director following the meeting of shareholders at which the matter of the election of the director was brought forth. The governance and nominating committee of the Board of Directors (Governance and Nominating Committee) will consider such offer to resign and make a recommendation to our Board whether or not to accept it. In its deliberations, the Governance and Nominating Committee will consider any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to our Company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the Board and any other factors that the Governance and Nominating Committee considers relevant. Our Board will act on the Governance and Nominating Committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the Governance and Nominating Committee and any other factors that the Board considers relevant. Our Board will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the Board. Our majority voting policy will apply for uncontested

TELUS Digital

director elections, being elections in which the number of nominees for election as a director is the same as the number of directors to be elected. Our majority voting policy is included in our TELUS Digital Board Policy Manual, dated February 7, 2025, and currently in effect (Board Policy Manual), which can be downloaded at https://www.telusdigital.com/investors/governance.

We believe that all 10 nominees are able to serve as directors. Unless their office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of their election until the next annual general meeting or until his or her successor is elected or appointed.

Advance notice

Our Articles contain an advance notice requirement for director nominations. These requirements are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Michel Belec, Chief Legal Officer and Corporate Secretary, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days before the date of the meeting, namely by April 15, 2025. See our Articles, available through https://www.sedarplus.ca and https://www.sec.gov and on https://www.telusdigital.com/investors/governance.

The Board recommends you vote **FOR** the election of each nominated director.

3. Appointment of auditors

Deloitte has been our external auditor since 2016 and reports directly to the Audit Committee. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors' remuneration for the ensuing year. The Management Proxyholders intend to vote **FOR** the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2024 and 2023

Fees billed for services provided by Deloitte for 2024 and 2023 are as follows:

Type of work	2024		2023	
	USD $	%	USD $	%
Audit fees[1]	4,034,706	79.74	4,205,000	88.02
Audit-related fees[2]	792,007	15.65	396,869	8.31
Tax fees[3]	189,978	3.75	114,935	2.41
All other fees[4]	42,940	0.85	60,560	1.27
Total[5]	5,059,631	100	4,777,364	100

(1) Includes fees for audit services billed in relation to our annual, interim and statutory financial statements and related regulatory filings.

(2) Includes fees for attest services for information systems.

(3) Includes fees related to tax compliance, tax advice and tax planning.

(4) Includes fees for services not included above.

(5) Sum of percentage may not total 100 per cent due to rounding.

The Board recommends you vote **FOR** appointing Deloitte as our auditors until the next annual general meeting and authorizing the directors to fix Deloitte's remuneration.

2025 Information Circular | 21

22 | 2025 Information Circular TELUS Digital 4. Approval of amendments to the Company’s 2021 Omnibus Long Term Incentive Plan At the annual general meeting, shareholders will be asked to approve amendments to the 2021 LTIP, in order to increase the maximum number of subordinate voting shares that may be issued under the 2021 LTIP by 53,029,066 subordinate voting shares. In connection with our initial public offering, our Board of Directors adopted, and our shareholders approved, the 2021 LTIP to provide equity awards to employees, directors and selected third-party service providers of the Company. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards. The human resources committee of the Board of Directors (Human Resources Committee) administers the 2021 LTIP and has the discretion, amongst other things, to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. A summary of the terms of the 2021 LTIP, including a summary of amendments approved by the Board which do not require shareholder approval, is set out beginning on page 101 below, and a copy of the full text of the 2021 LTIP, including all amendments approved by the Board of Directors and proposed to the shareholders at the annual general meeting, has been filed on SEDAR+ and can be viewed online at https://www.sedarplus.ca as of April 15, 2025. The TSX requires that shareholders approve the increase to the maximum number of subordinate voting shares reserved for issuance under the 2021 LTIP. The 2021 LTIP initially authorized for issuance 18,651,120 subordinate voting shares, representing approximately 6.8 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares. As of December 31, 2024, there are: (1) awards in respect of 8,923,913 subordinate voting shares outstanding, representing approximately 3.24 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares, and (2) 6,959,414 subordinate voting shares remaining available for future grants of awards, representing approximately 2.52 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares. The Human Resources Committee and the Board have observed that share price declines and grants of awards made in relation to acquisitions have accelerated the depletion of the reserve and that the remaining available balance of 6,959,414 shares is insufficient to meet the Company’s anticipated needs. In order to address this shortfall, we request that shareholders approve an increase in the number of subordinate voting shares that may be issued under the 2021 LTIP. The Company is proposing to amend the terms of the 2021 LTIP to increase the maximum number of subordinate voting shares that may be issued from 18,651,120 subordinate voting shares to 71,680,186 subordinate voting shares, representing approximately 20.6 per cent on a fully diluted basis and 26.0 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares as at December 31, 2024. This will increase the maximum number of subordinate voting shares reserved for issuance by 53,029,066, representing approximately 16.1 per cent on a fully diluted basis and 19.2 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares as at December 31, 2024. The requested increase is based on an estimate of the maximum number of subordinate voting shares expected to be required for all grants of awards under the 2021 LTIP until the annual general meeting in 2029. The Human Resources Committee and the Board of Directors believe that in order to successfully attract and retain the best possible employees and partners, we must continue to offer a competitive equity incentive program. The proposed share reserve increase would allow the Company to continue its current granting practices, and is

2025 Information Circular | 23 TELUS Digital essential to our continued success. Our employees are among our most valuable assets and the grant of awards under the 2021 LTIP are crucial to our ability to engage and motivate employees to achieve our goals. Conditional on shareholder approval, the Board has approved an increase to the maximum number of subordinate voting shares that may be issued under the 2021 LTIP, and therefore recommends that shareholders vote FOR the following resolution at the meeting: “Resolved that an increase of 53,029,066 in the maximum number of subordinate voting shares reserved for issuance under the 2021 Omnibus Long-Term Incentive Plan, from 18,651,120 to 71,680,186 subordinate voting shares, be approved.” The Management Proxyholders intend to vote FOR the approval of the above amendments to the 2021 LTIP, except in relation to shares held by a shareholder who instructs otherwise. If the resolution is not approved by shareholders, the Company will be required to provide alternative forms of long-term incentive compensation in order to attract and retain talent and execute on its business strategy once the current maximum is reached. Note on say on pay In order for the Company to properly assess the correlation between our executives’ compensation and their performance, and to then formulate our approach to executive compensation accordingly, we believe that a longer performance period following our initial public offering is needed. Given this, the Company will continue to assess the need for and timing of a say on pay vote and has decided to forgo an advisory say on pay vote at this meeting. For additional information on how TELUS Digital engages with its shareholders, see “Shareholder engagement” on page 61.

TELUS Digital

2024 voting results

The following matters were voted on at the 2024 annual general meeting of shareholders held on May 17, 2024. Each of the matters voted on is more fully described in TELUS Digital's management information circular dated March 21, 2024. Each of the following 11 nominees was elected as a director. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Darren Entwistle (Chair)	1,714,095,266	99.53	8,033,317	0.47
Josh Blair (Lead Director)	1,721,182,698	99.95	945,885	0.05
Madhuri Andrews	1,718,462,858	99.79	3,665,724	0.21
Olin Anton	1,721,492,275	99.96	636,308	0.04
Navin Arora	1,714,667,742	99.57	7,460,840	0.43
Doug French	1,720,746,033	99.92	1,382,550	0.08
Tony Geheran	1,705,324,628	99.02	16,803,955	0.98
Sue Paish	1,721,178,611	99.94	949,971	0.06
Jeffrey Puritt	1,720,998,871	99.93	1,129,712	0.07
Carolyn Slaski	1,721,182,178	99.95	946,405	0.05
Sandra Stuart	1,721,270,439	99.95	858,144	0.05

Deloitte was appointed as the Company's auditors and the directors were authorized to fix the auditors' remuneration for the ensuing year. The votes were cast as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
1,722,686,959	99.99	240,083	0.01

24 | 2025 Information Circular

2025 Information Circular | 25 TELUS Digital ABOUT OUR NOMINATED DIRECTORS Independence We have elected to be treated as a “controlled company” under the listing requirements of the New York Stock Exchange (NYSE) because more than 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS and certain of its subsidiaries. We intend to rely upon the “controlled company” exemption relating to the Board of Directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent directors and that our Human Resources Committee and Governance and Nominating Committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee consist exclusively of independent directors. Our Audit Committee is composed solely of independent directors. As of January 1, 2024, and despite the available exemption as a controlled company, our Human Resources Committee was also composed solely of independent directors. At the meeting, there will be 10 directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 52), 6 of the 10 directors proposed for election to the Board are independent, representing 60 per cent of our Board. Madhuri Andrews, Olin Anton, Josh Blair, Sue Paish, Carolyn Slaski and Sandra Stuart are each an “independent director” as defined in the NYSE listing requirements and NI 58-101. Mr. Puritt is not considered an independent director as he was employed by the Company in 2024 prior to assuming his current Board position as our Executive Vice Chair. Josh Blair became an independent director as of January 1, 2024. Navin Arora, Darren Entwistle and Doug French are not considered independent directors as they are employees of TELUS. Diversity and inclusion We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each candidate for director, in light of the needs of the Board, without focusing on a single diversity characteristic. When assessing the composition of the Board, a principal focus is expected to be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account, focusing primarily on the skills and experiences of the candidates. We adopted a formal board diversity policy (Board Diversity Policy) providing that the Governance and Nominating Committee shall consider, for those with the requisite skills and experiences, diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the Board, which we apply in connection with our director search efforts. Our Board Diversity Policy is included in our Board Policy Manual, which can be accessed at: https://www.telusdigital.com/investors/governance. At the time of this information circular, five of our 10nominees, representing 50 per cent of the nominees, self-identify as diverse (four nominees are women, representing 40 percent of the nominees and two nominee members are a visible minority, representing 20 per cent of the nominees). Director profiles The following section provides detailed information on each person nominated for election as director. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or

TELUS Digital

appointed. Subject to their election at the annual general meeting, Mr. Entwistle is expected to be re-appointed as our Chair, Mr. Puritt is expected to be re-appointed as our Executive Vice Chair, and Mr. Blair, who is an independent director, is expected to be re-appointed as our Lead Director.

The director nominees' profiles detail the specific skills and experience that each individual brings to the Board. These skills are in addition to their senior executive and strategic leadership experience, which is required of all of our directors. Here is a summary of the skills, experience and qualifications for each of our director nominees, with the details of how we define each area of expertise available on page 47:

Key Skills and Experience	Corporate development	Corporate social responsibility	Customer experience	Finance and accounting	Governance	Human resources management / executive compensation	Industry knowledge and experience	Information technology and information management	International experience	Risk management	Senior executive/strategic leadership
Madhuri Andrews	✓					✓		✓	✓	✓	✓
Olin Anton	✓			✓	✓				✓	✓	✓
Navin Arora	✓		✓				✓	✓	✓		✓
Josh Blair	✓				✓	✓	✓		✓		✓
Darren Entwistle	✓	✓	✓				✓		✓		✓
Doug French	✓			✓	✓			✓		✓	✓
Sue Paish			✓		✓	✓	✓	✓			✓
Jeff Puritt	✓		✓				✓		✓	✓	✓
Carolyn Slaski		✓		✓	✓	✓				✓	✓
Sandra Stuart		✓		✓	✓				✓	✓	✓
Total Directors	7	3	4	4	6	4	5	4	6	7	11

This table highlights the skills and areas of experience that the nominees have identified as those that they bring to the Board. Definitions of the different categories of skills and experience may be found on page 47. While each director nominee has varying levels of skill and experience in most of the categories, the table shows the skills that the nominees have identified as their five strongest in addition to senior executive / strategic leadership experience.

Director share ownership

According to our Board Policy Manual, by the later of five years from the Company's initial public offering or a director's initial appointment or election to the Board: (i) each independent director will be required to attain a level of share ownership of at least five times their annual cash retainer for Board membership; and (ii) each TELUS-employed director is required to attain a level of share ownership of at least $400,000 (in the currency of their residence). Shares and deferred share units will count toward the ownership guidelines. Information on share ownership has been provided on all nominees for director, including the extent to which a non-independent director would comply if the ownership requirements applied.

We determined the total market value of the securities held by each director as of the date of this information circular by multiplying the number of subordinate voting shares or deferred share units held by a director by USD $2.71, which was the closing share price on the NYSE on March 26, 2025, and using a CAD to USD conversion rate of $0.70, which was the exchange rate on March 26, 2025.

26 | 2025 Information Circular

TELUS Digital



Darren Entwistle (Chair)

Alberta, Canada	
Director since	2022
Age	62
Non-Independent	
TELUS Digital Committees	N/A

Areas of expertise, in addition to their senior executive and strategic leadership experience:

- Corporate development
- Corporate social responsibility
- Customer experience
- Industry knowledge and experience
- International experience

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Committees	N/A	N/A

Current public board directorships	Past public board directorships (2019 to 2024)
TELUS Corporation	None

Securities held and total market value - as of March 26, 2025	
Subordinate voting shares	29,700
Deferred share units	–
Total market value of securities	USD $80,487.00
Meets share ownership target	On Track[1]

Darren Entwistle was elected to the Board on May 20, 2022, and serves as chair of the Board (Chair). He has been President and CEO of TELUS since 2000. Alongside the leadership team, he has guided TELUS' evolution from a regional telephone company into a global data and wireless leader, including through the establishment of TELUS Digital in 2005. Under Darren's stewardship, TELUS has consistently generated operational, financial and customer service results that are world-leading, establishing a track record of driving global-best outcomes for its customers, communities and shareholders. Notably, this includes advancing TELUS' leadership in social capitalism by inspiring the TELUS team to contribute 1.5 million volunteer hours to charitable and not-for-profit organizations, globally in 2024. Since 2000, the TELUS family has gifted CAD $1.8 billion, including 2.4 million days of volunteerism – more than any other company in the world. Darren's commitment to diversity and inclusion is evident through his role as a founding member of both the 30% Club Canada and the Canadian Board Diversity Council. He is also recognized as an Honorary Fellow of the Royal Conservatory, showcasing his dedication to the arts and culture. In addition, Darren is: a recipient of the International Horatio Alger Award from the Horatio Alger Association of Distinguished Americans; an inductee of the Business Laureates of British Columbia Hall of Fame; was twice named Canadian Business Leader of the Year by the Canadian Chamber of Commerce as well as the University of Alberta; and received the Patrick Boyle Founders Award by the Fraser Institute for outstanding leadership in business and philanthropy. In recognition of his contributions to Canada, Darren was appointed to the Order of Canada. He has also been honoured with the Queen Elizabeth II Golden Jubilee Medal in 2003 and the Queen Elizabeth II Diamond Jubilee Medal in 2012.Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

(1) Pursuant to the Board Policy Manual, each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency, by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Entwistle, the required total market value of securities to be attained within that five-year period is CAD $400,000. Notwithstanding his eligibility for compensation, Mr. Entwistle, of his own initiative, has requested that the Company and TELUS not provide him any additional compensation (i.e. cash retainer or equity awards) for his service as a member of the Board. Despite this, Mr. Entwistle is currently on track to meet the share ownership requirements applicable to directors and to the chair of the Board.

2025 Information Circular | 27

TELUS Digital



Jeff Puritt (Executive Vice Chair)

Nevada, U.S.A.	
Director since	2016
Age	62
Non-Independent	
TELUS Digital Committees	None

Areas of expertise, in addition to senior executive and strategic leadership experience:

- Corporate development
- Customer experience
- Industry knowledge and experience
- International experience
- Risk Management

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Committees	N/A	N/A

Current public board directorships	Past public board directorships (2019 to 2024)
None	None

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	786,284
Deferred share units	–
Total market value of securities	USD $2,130,829.64
Meets share ownership target	Yes[2]

Jeff Puritt was appointed as Executive Vice Chair of the Board (Executive Vice Chair) on September 3, 2024, after having served as our President and Chief Executive Officer since 2016, when he also became a member of our Board and was appointed to serve as an Executive Vice President of TELUS Communications Inc. Prior to that, Mr. Puritt joined TELUS in 2001, where he held progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS Digital since 2008. Mr. Puritt serves on the board of directors for AGS Health. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.

(1) Mr. Puritt also holds options, restricted share units and performance share units that were granted to him in his capacity as an executive officer.

(2) Pursuant to the Board Policy Manual, each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency, by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Puritt, the required total market value of securities to be attained within that five-year period is USD $1,000,000. Mr. Puritt's holdings, which represent 10x the retainer amount, currently exceed the ownership requirements applicable to him in his capacity a director.

28 | 2025 Information Circular

TELUS Digital



Josh Blair (Lead Director)

British Columbia, Canada	
Director since	2016
Age	51
Independent	
TELUS Digital Committees	Human Resources Committee (Chair)

Areas of expertise, in addition to senior executive and strategic leadership experience:

- Corporate development
- Governance
- Human resources management / executive compensation
- Industry knowledge and experience
- International experience

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Human Resources Committee	5/5	100%

Current public board directorships	Past public board directorships (2019 to 2024)
Calian Group Ltd. (TSX: CFY)	Neighbourly Pharmacy (TSX: NBLY)
	Carebook Technologies (TSX: CRBK)

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	192,247
Deferred share units	–
Total market value of securities	USD $520,989.37
Meets share ownership target	On track[2]

Josh Blair was elected to the Board on June 1, 2016, and serves as Lead Director of the Board and chair of the Human Resources Committee. He has been the Co-Founder and Chief Executive Officer of Impro.AI since 2020. Additionally, Mr. Blair is a Partner at Esplanade Ventures. From 1995 to 2019, Mr. Blair held increasingly senior leadership roles at TELUS, including Group President from 2014 to 2019, where he oversaw TELUS Digital, TELUS Health, TELUS Business, TELUS Agriculture & Consumer Goods and TELUS Global Ventures. He has also served as the chair of the board and of the nomination and compensation committee for Straive since 2022, as well as a director on the board of Calian Group Ltd. (TSX: CGY), including serving on their audit committee and human resources and compensation committee, since February 2025. Mr. Blair has also served on the boards of several other organizations, including Neighbourly Pharmacy (TSX: NBLY) from 2021 to 2024, where he was chair of the nomination, governance and compensation committee; Carebook (TSXV: CRBK) from 2020 to 2023, where he served as vice chair of the board and chair of the audit committee; and the University of Victoria from 2021 to 2023, where he was chair of the audit committee from 2022 to 2023. Mr. Blair holds a Bachelor's Degree in Electrical Engineering from the University of Victoria and completed the Executive Program at the Smith School of Business at Queen's University. In 2021, the University of Victoria awarded him an honorary doctorate degree in recognition of his career achievements as well as his community contributions.

(1) Mr. Blair also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Blair, the required total market value of securities to be attained within that five-year period is CAD $1,000,000.

2025 Information Circular | 29

TELUS Digital



Madhuri Andrews

Texas, U.S.A.	
Director since	2023
Age	58
Independent	
TELUS Digital Committees	Audit Committee Governance and Nominating Committee

Areas of expertise, in addition to senior executive and strategic leadership experience:

- Corporate development
- Human resources management / executive compensation
- Information technology and information management
- International experience
- Risk management

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Audit Committee	9/9	100%
Governance and Nominating Committee	5/5	100%

Current public board directorships	Past public board directorships (2019 to 2024)
Applied Industrial Technologies (NYSE: AIT)	None

Securities held and total market value - as of March 26, 2025(1)	
Subordinate voting shares	23,934
Deferred share units	–
Total market value of securities	USD $64,861.14
Meets share ownership target	On Track(2)

Madhuri Andrews joined the Board on March 9, 2023, and is a member of both the Audit Committee and Governance and Nominating Committee. Ms. Andrews is currently the Executive Vice President and Chief Information Officer of MKS Instruments (NASDAQ: MKSI). Previously, she was Executive Vice President of Jacobs (NYSE: J), which she joined in 2018 as the Chief Digital and Information Officer. Prior to that, Ms. Andrews held roles as the CIO for Dyncorp International, CIO and VP of Information Technology for Trinity Industries (NYSE: TRN), and Executive Director of Information Technology for STMicroelectronics (NYSE: STM) and Maxim Integrated Products (now NYSE: ADI). Ms. Andrews has also served on the board of Applied Industrial Technologies (NYSE: AIT) since 2019, where she is a member of its audit and governance and sustainability committees. Additionally, she has served as chair of the digital and sustainability committee of Wash Companies since 2021. Ms. Andrews holds an Executive Business Management Certificate from the University of Texas and Bachelor of Science degrees in Aerospace and Mechanical Engineering from Northrop University in Los Angeles, California.

(1) Ms. Andrews also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Andrews, the required total market value of securities to be attained within that five-year period is USD $400,000.

30 | 2025 Information Circular

TELUS Digital



Olin Anton

British Columbia, Canada	
Director since	2021
Age	72
Independent	
TELUS Digital Committees	Audit Committee (Chair)

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Audit Committee	9/9	100%

Current public board directorships	Past public board directorships (2019 to 2024)
None	None

Areas of expertise, in addition to senior executive and strategic leadership experience:

- Corporate development
- Finance and accounting
- Governance
- International experience
- Risk management

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	27,382
Deferred share units	–
Total market value of securities	USD $74,205.22
Meets share ownership target	On Track[2]

Olin Anton joined the Board on January 19, 2021, and serves as chair of the Audit Committee. Mr. Anton spent his career in professional practice as a Chartered Accountant and later as a Chartered Professional Accountant, CA. He was a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002, when he joined Deloitte LLP. Mr. Anton has served on the board of Junior Achievement of British Columbia since 2019, where he is a member of their development committee and vice chair of the board. Additionally, he has served on the board of the Vancouver Public Library Foundation since 2018, and as chair of the board since 2020. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.

(1) Mr. Anton also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Anton, the required total market value of securities to be attained within that five-year period is CAD $400,000.

2025 Information Circular | 31

TELUS Digital



Navin Arora

Alberta, Canada	
Director since	2023
Age	53
Non-Independent	
TELUS Digital Committees	Governance and Nominating Committee

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Governance and Nominating Committee	5/5	100%

Current public board directorships	Past public board directorships (2019 to 2024)
None	None

Areas of expertise, in addition to senior executive and strategic leadership experience:

- Corporate development
- Customer experience
- Industry knowledge and experience
- Information technology and information management
- International experience

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	16,224
Deferred share units	–
Total market value of securities	USD $43,967.04
Meets share ownership target	On Track[2]

Navin Arora joined the Board on January 5, 2023, and is a member of the Governance and Nominating Committee. He joined our parent company, TELUS, in 1999 and currently holds the position of Executive Vice President, TELUS, and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions. Since joining TELUS, Mr. Arora has held increasingly senior leadership roles across various parts of the organization, including Business Solutions, Partner Solutions, Consumer, and Technology and Operations. He currently serves as vice chair of TELUS' Calgary Community board, vice chair of the human resources committee of the board of Calgary Economic Development, and as a member of the Canadian Chamber of Commerce Western Executive Council. He is also a member of the Business Council of Alberta. Mr. Arora holds a Bachelor of Science degree in Psychology from the University of Alberta and a Master's Certificate in Project Management from George Washington University.

(1) Mr. Arora also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency, by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Arora, the required total market value of securities to be attained within that five-year period is CAD $400,000.

32 | 2025 Information Circular

TELUS Digital



Doug French

Ontario, Canada	
Director since	2020
Age	59
Non-Independent	
TELUS Digital Committees	N/A

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Committees	N/A	N/A

Current public board directorships	Past public board directorships (2019 to 2024)
None	None

Areas of expertise, in addition to senior executive and strategic leadership experience:

- Corporate development
- Finance and accounting
- Governance
- Information technology and information management
- Risk management

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	16,421
Deferred share units	–
Total market value of securities	USD $44,500.91
Meets share ownership target	On Track[2]

Doug French was elected to the Board on September 23, 2020, and served as a member of the Audit Committee in 2021. Since 1996, Mr. French has held increasingly senior roles at TELUS and has been serving as Executive Vice President and Chief Financial Officer since May 2016. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. Mr. French has also served on the board of The Vancouver Symphony Society from 2019 to 2021, the International Accounting Standards Global Preparers Forum from 2016 to 2022, and the Business Council of British Columbia from 2017 to 2023. He was also a member of the board of The Prince's Accounting for Sustainability Project until 2023. Mr. French holds a Bachelor of Arts degree (Honours) in Special Economics and Commerce from the University of Toronto and is an FCPA.

(1) Mr. French also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of his share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency, by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. French, the required total market value of securities to be attained within that five-year period is CAD $400,000.

2025 Information Circular | 33

TELUS Digital



Sue Paish

British Columbia, Canada	
Director since	2021
Age	66
Independent	
TELUS Digital Committees	Human Resources Committee

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	9/10	90%
Human Resources Committee	5/5	100%

Current public board directorships	Past public board directorships (2019 to 2024)
None	Canadian Tire Corporation (TSX: CTC.A)

Areas of expertise, in addition to their senior executive and strategic leadership experience:

- Customer experience
- Governance
- Human resources management / executive compensation
- Industry knowledge and experience
- Information technology and information management

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	11,320
Deferred share units	–
Total market value of securities	USD $30,677.20
Meets share ownership target	On Track[2]

Sue Paish was elected to the Board on May 2, 2021, and is a member of the Human Resources Committee. Ms. Paish is currently Chief Executive Officer of Digital Innovation Cluster, a position she has held since 2018. Prior to her current role, Ms. Paish served as President and Chief Executive Officer of LifeLabs Medical Laboratory Services from 2008 to 2017 and as Chief Executive Officer of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She also served as Managing Partner of the law firm Fasken from 2000 to 2006, and practiced law there from 1983 to 2006. Ms. Paish has served on the board of Canadian Tire Corporation (TSX: CTC.A) since 2023, where she is as a member of the management resources and compensation committee. She has served on the boards of NEXUS Water since 2024, where she is a member of the people and remuneration committee, Northland Properties since 2022, where she is a member of the succession planning committee and Own the Podium since 2018, where she serves on the governance committee. She previously served on the board of Canexia Health from 2016 to 2023, where she was the chair. Ms. Paish holds a Bachelor of Commerce degree and a Bachelor of Laws degree from The University of British Columbia.

(1) Ms. Paish also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of her share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Paish, the required total market value of securities to be attained within that five-year period is CAD $400,000.

34 | 2025 Information Circular

TELUS Digital



Carolyn Slaski

Florida, U.S.A.	
Director since	2021
Age	62
Independent	
TELUS Digital Committees	Audit Committee Human Resources Committee

Areas of expertise, in addition to their senior executive and strategic leadership experience:

- Corporate social responsibility
- Finance and accounting
- Governance
- Human resources management / executive compensation
- Risk management

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Audit Committee	9/9	100%
Human Resources Committee	5/5	100%

Current public board directorships	Past public board directorships (2019 to 2024)
Charter Communications, Inc. (NASDAQ: CHTR)	None

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	32,673
Deferred share units	–
Total market value of securities	USD $88,543.83
Meets share ownership target	On Track[2]

Carolyn Slaski was elected to the Board on July 2, 2021, and is a member of both the Audit Committee and Human Resources Committee. Prior to her retirement from EY LLP in 2021, Ms. Slaski served as the Americas and US Vice Chair of Talent from 2015 to 2021. Previously, Ms. Slaski was a Senior Audit Partner from 1984 to 2021 and, during that time, also served as the East Region Assurance Managing Partner from 2013 to 2015, New Jersey Office Managing Partner and Market Segment Leader from 2010 to 2013 and European Client Service Partner and Capital Markets Leader from 2002 to 2005. Ms. Slaski has served on the board of Charter Communications, Inc. (NASDAQ:CHTR) since 2024, where she is a member of the audit committee. She has also served on the boards of Liberty Science Center from 2010 to 2023, where she was a member of the nominating and development committee from 2015 to 2023, and College for Every Student from 2017 to 2021, where she was a member of the development committee. Ms Slaski holds a Bachelor of Arts in Economics degree (Honors) from Rutgers University, a Certified Public Accountant certification and has completed EY's Strategic Leadership Program by Harvard University.

(1) Ms. Slaski also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of her share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Slaski, the required total market value of securities to be attained within that five-year period is CAD $400,000.

2025 Information Circular | 35

TELUS Digital



Sandra Stuart

British Columbia, Canada	
Director since	2021
Age	61
Independent	
TELUS Digital Committees	Audit Committee Governance and Nominating Committee (Chair)

Areas of expertise, in addition to their senior executive and strategic leadership experience:

- Corporate social responsibility
- Finance and accounting
- Governance
- International experience
- Risk management

Board and Committee attendance record in 2024		
	Attendance	Overall
Board	10/10	100%
Audit Committee	9/9	100%
Governance and Nominating Committee	1/1	100%

Current public board directorships	Past public board directorships (2019 to 2024)
Bank of Nova Scotia (TSX: BNS)	DRI Healthcare (TSX: DHT.UN/DHT.U)
Canfor Corp (TSX: CFP)	HSBC Canada
Canfor Pulp (TSX: CFX)	

Securities held and total market value - as of March 26, 2025[1]	
Subordinate voting shares	18,621
Deferred share units	–
Total market value of securities	USD $50,462.91
Meets share ownership target	On Track[2]

Sandra Stuart was elected to the Board on September 25, 2021, serves as the Chair of our Governance an Nominating Committee and is a member of our Audit Committee. Ms. Stuart previously served in increasingly senior leadership roles at HSBC Canada beginning in 2010, including as Chief Executive Officer from 2015 to 2020 and as Chief Operating Officer from 2010 to 2015. She has served as a member of the environment, health and safety and governance and sustainability committees for Canfor Corporation (TSX: CFP) and Canfor Pulp (TSX: CFX) since 2021. She has also served on the board of the Bank of Nova Scotia (TSX: BNS) since 2023, where she is a member of the governance and risk committees. She previously served as a trustee and chair of the audit committee for DRI Healthcare Trust (TSX: DHT.UN/DHT.U) from 2021 to March 2025. Ms. Stuart holds a Bachelor of Business and Economics degree from Simon Fraser University and has completed executive management courses through Harvard Business School and IMD International Business School.

(1) Ms. Stuart also holds restricted share units. Only subordinate voting shares and deferred share units count towards the fulfillment of her share ownership guidelines.

(2) Pursuant to the Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Stuart, the required total market value of securities to be attained within that five-year period is CAD $400,000.

36 | 2025 Information Circular

2025 Information Circular | 37 TELUS Digital Additional disclosure related to directors Cease trade orders, bankruptcies, penalties or sanctions TELUS Digital is not aware of any proposed director of TELUS Digital who has been, within the 10 years ended March 26, 2025: (a) a director, chief executive officer or chief financial officer of any company (including TELUS and its other subsidiaries) that was subject to a cease trade order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to a cease trade order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the Company’s parent and its subsidiaries) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Ms. Paish who was a director of Canexia Health from 2016 to July 2023, which filed for bankruptcy in August 2023. None of our directors or members of our executive leadership team, and to the best of TELUS Digital’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. None of our directors or members of our executive leadership team, and to the best of TELUS Digital’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to March 26, 2025, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

TELUS Digital

DIRECTOR COMPENSATION

We have implemented a formal policy pursuant to which our directors are eligible to receive the following cash retainers and equity awards, effective as of the 2024 fiscal year:

Role	Cash Retainer ($)	Equity Awards ($)
Annual retainer for Board membership		
Annual service on the Board of Directors - independent directors	80,000	150,000
Annual service on the Board of Directors - non-independent directors	—	230,000
Additional annual retainer for chairs, vice chair and lead director (1)		
Annual service as chair, vice chair and lead director of the Board of Directors (2)	150,000	200,000
Annual service as chair of the Audit Committee	—	25,000
Annual service as chair of the Human Resources Committee	—	20,000
Annual service as chair of the Governance and Nominating Committee	—	15,000

(1) References throughout this document to "vice chair" include any appointed executive vice chair.

(2) In the event the chair, vice chair or lead director of the Board of Directors serves as a Committee chair, they do not receive incremental compensation for serving in that capacity and do not receive separate compensation for Board membership in addition to this amount.

The Governance and Nominating Committee is responsible for reviewing and recommending to the Board for approval the compensation and benefit levels for the directors of the Company. Compensation paid to our directors is paid in USD for U.S. residents and in CAD for Canadian residents. Our non-independent directors who are employees of TELUS receive their compensation fully in the form of RSUs that vest on the second anniversary of the grant date.

Chair Compensation Waiver

Notwithstanding his eligibility for compensation, Mr. Entwistle, of his own initiative, has requested that the Company and TELUS not provide him any additional compensation (i.e. cash retainer or equity awards) for his service as a member or the Chair of the Board. Mr. Entwistle waived his entitlement to compensation in 2021, 2022, 2023 and 2024.

Director Compensation Details

For 2024, our independent directors were Ms. Andrews, Mr. Anton, Mr. Blair, Ms. Paish, Ms. Slaski and Ms. Stuart. Our independent directors receive a cash retainer and an equity award. In 2024, Ms. Stuart received additional compensation as chair of the Governance and Nominating Committee, and Mr. Anton and Mr. Blair also received an equity award as chairs of the Audit and Human Resources Committees respectively. Cash retainer payments to our eligible directors are made quarterly and adjusted proportionately for appointments or resignations within any quarter. The equity award, which occurs when the Board makes its annual grants in the ordinary course, consists of RSUs, which fully vest on the first day of the open trading window period following the first anniversary of the grant date. A new director elected at a date other than an annual general meeting receives a pro-rated equity grant based on months of service for the director's first year on the Board.

For 2024, our non-independent directors who are employees of TELUS were Mr. Arora, Mr. Entwistle, Mr. French, Mr. Geheran and Mr. Puritt. Mr. Geheran will be retiring following our annual general meeting on May 15, 2025. In 2025, our non-independent directors are eligible to receive an annual grant of RSUs with a grant date fair market value equal to CAD $230,000, except for Mr. Puritt who receives an annual grant of RSUs with a grant date fair market value equal to USD $300,000, as further discussed below. Should they serve as a chair of one of our committees, they would also be eligible to receive an annual grant of RSUs with a grant date fair market value equal to between $15,000 and $25,000 in the currency of their residence. These awards cliff vest on the second anniversary of the date of grant, subject to the TELUS employee director's continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee directors will vest pro

38 | 2025 Information Circular

2025 Information Circular | 39 TELUS Digital rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited. As Lead Director of our Board of Directors, Mr. Blair does not receive the additional equity award that he would otherwise be eligible to receive for serving as chair of the Human Resources Committee. Further, in May 2021, the Human Resources Committee, in consultation with our independent compensation consultant, approved an increase in Mr. Blair’s combined cash and equity compensation from CAD $350,000 to CAD $500,000, which went into effect in 2023 and was granted as 40 per cent cash and 60 per cent RSUs. This was intended to recognize Mr. Blair’s contributions to the Company’s success over multiple years, leading to its public listing, and to retain his invaluable stewardship. Mr. Blair was not present for the portion of the relevant meetings during which these decisions were made. In September 2024, Mr. Puritt retired as the Company’s president and chief executive officer and was appointed by the Board to serve as our Executive Vice Chair, receiving cash and equity compensation of USD $500,000, provided as 40 per cent cash and 60 per cent RSUs. This was intended to recognize Mr. Puritt’s contributions to the Company’s success over multiple years, leading to its public listing, and to retain his invaluable stewardship. This compensation was approved by our Human Resources Committee, in consultation with our compensation consultant. Director compensation table The following table summarizes the compensation earned by our directors for the year ending December 31, 2024. Mr. Puritt’s cash and equity compensation for 2024 as a director and as Executive Vice Chair of the Board of Directors is pro-rated to reflect the number of remaining days in 2024 following his appointment in September, 2024. Prior to that, Mr. Puritt, in his capacity as Former President and Chief Executive Officer (FCEO) of TELUS Digital did not receive additional compensation for his service as a director. For additional information regarding the compensation Mr. Puritt received in his capacity as FCEO, please see “Executive compensation — Summary compensation table”.

TELUS Digital

Name	Fees earned or paid in cash (USD $)	Stock Awards (USD $)[7]	Total (USD $)
Darren Entwistle [1]	–	–	–
Jeff Puritt	66,667	100,003 [1]	166,670
Josh Blair	140,000 [3]	222,003 [4]	362,003
Madhuri Andrews	80,000	150,001 [5]	230,001
Olin Anton	56,000 [6]	129,501 [5]	185,501
Navin Arora	–	170,202 [5]	170,202
Doug French	–	170,202 [5]	170,202
Tony Geheran [7]	–	181,301 [5]	181,301
Sue Paish	56,000 [6]	111,005 [5]	167,005
Carolyn Slaski	80,000	150,001 [5]	230,001
Sandra Stuart	59,500 [6]	122,104 [5]	181,604

(1) Although he is eligible to receive compensation, Mr. Entwistle, at his explicit request, did not receive any cash retainer or equity awards for serving on the Board.

(2) Amount includes RSUs granted on September 16, 2024 for Mr. Puritt, in respect of 2024 service that vest on September 16, 2025. Grant date fair value amounts are recognized in accordance with International Financial Reporting Standards, as reported by the International Accounting Standards Board (IFRS® Accounting Standards). The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date.

(3) Value converted from CAD $200,000 to USD using an exchange rate on December 31, 2024, of $0.70.

(4) Amount includes: CAD $300,000 for Mr. Blair's 2024 Board service (including additional fees for the Lead Director) which will vest on March 26, 2025. Grant date fair value amounts are recognized in accordance with IFRS Accounting Standards. The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.

(5) Amounts include: (a) for our independent directors, RSUs granted on March 24, 2024 in respect of 2024 service that vest on March 26, 2025, with the following grant date fair values: USD $150,001 to Ms. Andrews, CAD $175,000 for Mr. Anton, CAD $150,000 for Ms. Paish, USD $150,001 for Ms. Slaski and CAD $165,000 for Ms. Stuart; and (b) for our non-independent directors who are employees of TELUS, RSUs granted on March 26, 2024 in respect of 2024 service that vest on March 26, 2025, with the following grant date fair values: CAD $230,000 for Mr. Arora, CAD $230,000 for Mr. French and CAD $245,000 for Mr. Geheran. Grant date fair value amounts are recognized in accordance with IFRS Accounting Standards. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.

(6) Value converted from CAD $80,000 to USD using an exchange rate on December 31, 2024, of $0.70.

(7) The aggregate number of outstanding stock awards is as follows: 27,398 for Mr. Puritt, 26,683 for Mr. Blair, 18,029 for Ms. Andrews, 15,565 for Mr. Anton, 28,389 for Mr. Arora, 28,389 for Mr. French, 30,240 for Mr. Geheran, 13,342 for Ms. Paish, 18,029 for Ms. Slaski and 14,676 for Ms. Stuart.

(8) Mr. Geheran will be retiring from our Board following our annual general meeting on May, 15, 2025.

We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the Board of Directors or any Committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS' benefit plans and Mr. Puritt is entitled to health benefits and a car allowance. All our directors were entitled to reimbursement for telecom benefits for the home (for work and personal use), business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2024. Thus, such benefits are not included in the "Director compensation table". All expenses payable to directors are paid in currency of their residency. Total director compensation is targeted at the 50th percentile of the comparator group that is selected by our compensation consultant. Each independent director is entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.

Director share ownership guidelines

Pursuant to our Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. The analysis is done on the basis of the market value of each director's equity position as of December 31 each year. Each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, directors will be required to continue to hold 50 per cent of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

40 | 2025 Information Circular

2025 Information Circular | 41 TELUS Digital CORPORATE GOVERNANCE Statement of corporate governance practices WHAT WE DO 9 Separate role of chair, vice chair, lead director and chief executive officer — We maintain separate chair, vice chair, lead director and chief executive officer positions. 9 Majority voting for directors — Our Board adopted a majority voting policy. 9 Strong risk oversight — Our Board and Committees oversee our risk management program and material strategic, financial and operational risks. 9 Formal assessment process — Our assessment process allows directors to formally evaluate the effectiveness of the Board and its Committees, as well as the performance of all individual directors (including the chair, vice chair and/or lead director of the Board and Committee chairs on an individual basis, separate from the evaluation of the Board as a whole or the Committee that they chair) on an annual basis. 9 No overboarding of directors — Our policy states that directors should not sit on more than four additional public company boards in addition to our Board. A director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS Digital. 9 Board succession — We have adopted a 15-year term limit for non-management directors for Board succession planning and process. 9 Independence on Board Committees – Our Board Committees do not include any members of our management. Our Audit and Human Resources Committees are both comprised solely of independent directors. Two independent directors serve on the Governance and Nominating Committee. 9 Independent advice — Each Committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities. 9 Diverse Board — Our Board represents a diverse mix of skills, background and experience. 9 Code of ethics and conduct — Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance regularly. 9 Shareholder engagement — We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year. 9 In-camera sessions — Directors meet without management at each Board and Committee meeting. Our independent directors meet without management and without our non-independent directors at our Board, Human Resource Committee and Audit Committee meetings. 9 Formal director orientation and ongoing education program — We have a comprehensive orientation process for new directors and an ongoing education program for the Board. 9 Strong oversight of related party transactions — We have a formal policy requiring Audit Committee approval of related party transactions. 9 ESG oversight — Our Governance and Nominating Committee provides strong environmental, social and governance (ESG) leadership and oversight of ESG-related matters. With respect to the Company’s sustainability and ESG report, our Board leverages the expertise of the Governance and Nominating Committee, along with the Audit Committee with respect to any financial disclosure, before providing their approval for the report to be released.

42 | 2025 Information Circular TELUS Digital WHAT WE DO NOT DO 8 No slate voting — Our directors are individually elected. 8 No management directors — None of our directors are also a member of our management team. 8 No share option awards for directors — We do not grant share options to directors. 8 No monetization or hedging — No insider or team member who holds a job position at or above the director level can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements, as specifically detailed in our insider trading policy. We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders. With respect to shareholders’ approval of security-based compensation arrangements, TELUS Digital follows the TSX rules, which require shareholders’ approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. Risk oversight Risk management is key to the success of our business. The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks in our business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board annually reviews: Ȝ our risk management program, including risk appetite and integrated enterprise risk assessment; Ȝ the quality and adequacy of risk-related information provided to the Board by management, to (i) make the Board aware (directly or through its committees) of our material risks on a timely basis, and (ii) provide the Board with sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and Ȝ the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks. To take advantage of the expertise that each of our Committees offer, the Board has delegated certain oversight responsibilities with respect to risk identification and oversight. In addition to any other risk matters that the Board may delegate to each of its committees as required: The Audit Committee: reviews with management and the external auditors, our major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results. More specifically, the Audit Committee will: Ȝ consider reports on the annual enterprise risk (both financial and non-financial) assessment and updates thereto; Ȝ except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

2025 Information Circular | 43 TELUS Digital Ȝ consider reports on security, financial risk management (including derivative exposure and policies), tax risk management and governance and business continuity, cybersecurity risk, disaster recovery planning and external threat/hazard monitoring; and Ȝ provide independent monitoring and oversight of internal audit. The Governance and Nominating Committee: will: Ȝ annually review and approve directors’ and officers’ third-party liability insurance coverage; Ȝ review and recommend to the Board for approval any material changes to directors’ or officers’ indemnity agreements; Ȝ monitor and review, on behalf of the Board, the Company’s insurance, claims and property risks; Ȝ monitor, on behalf of the Board, environmental matters, including the Company’s compliance with environmental legislation; Ȝ review and recommend to the Board for approval environmental policies and procedure guidelines at least every two years and any material changes thereto; Ȝ every two years, review and approve the directors’ expense policy; and Ȝ annually review and approve, on behalf of the Board, the Company’s budget, planning, policy and reporting on corporate social responsibility matters, including the review and recommendation to the Board for approval of the Company’s sustainability and ESG report. The Human Resources Committee: will assess the impact of the Company’s compensation philosophy, guidelines, programs, practices, plans and specific arrangements for the chief executive officer and executive leadership team on risk-taking to ensure they are consistent with the Company’s longer-term goals and prudent risk-taking and to avoid promoting excessive risk-taking in light of the Company’s risk tolerance. In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those key risks that have not been allocated to a Board committee. The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. Cybersecurity Oversight Our Board recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing the Company’s cybersecurity risk profile and exposures. Our Board has delegated the oversight of our process for assessing, identifying and managing material risks related to cybersecurity threats to the Audit Committee. The responsibilities of the Audit Committee include reviewing the cybersecurity threat landscape facing the Company, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The Audit Committee also considers the impact of emerging cybersecurity developments and regulations that may affect the Company. The Audit Committee and the Board meet periodically with relevant members of management, including the chief information officer, who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; the composition of our cybersecurity team; cybersecurity awareness training and stress testing; cybersecurity strategy; cybersecurity metrics, assessments and peer ratings; and cybersecurity programs. The Audit Committee has also directed management to inform the committee

44 | 2025 Information Circular TELUS Digital promptly and, when appropriate the Board, of any investigation of a material cybersecurity incident. Where an update has not been provided directly to the Board, the Audit Committee provides the full Board with updates on cybersecurity risks and incidents and other matters as needed, and reports to the Board on an ad hoc basis with respect to material incidents and other developments that the Audit Committee believes should have the Board of directors’ consideration. The Audit Committee and the Board may, from time to time, engage third party advisors and experts, and meet with the Company’s external advisors on cybersecurity matters, as appropriate. Artificial Intelligence (AI) Oversight The Board recognizes the growing importance of AI in our business operations and is committed to ensuring robust governance and oversight of AI systems: Ȝ the Company implemented clear rules and guidelines for the use of AI by team members in the performance of their work at and on behalf of the Company and its subsidiaries, following the ethical principles and values of our responsible AI framework and applicable laws and regulations; Ȝ management reviews AI-related matters and approves guidelines for AI use, aligned with best practices and applicable regulations; Ȝ to ensure transparency and accountability, the Company maintains an AI register within our application portfolio management process, documented in our governance and risk management system; and Ȝ consistent with the above practices, management has presented a draft AI policy to the Board for its consideration and, subject to clarifying how to operationalize the policy, will consider it for final approval. These initiatives ensure that AI governance is integrated into our overall risk management and compliance strategies, thereby promoting responsible innovation.

2025 Information Circular | 45 TELUS Digital BOARD OF DIRECTORS Oversight and mandate The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs in accordance with the Business Corporations Act (BCBCA), our Articles and the Shareholders’ Agreement. This includes appointing our chief executive officer and other members of the executive leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals. In addition, our Board receives and considers recommendations from our various Committees with respect to matters such as the following: the compensation of our directors; criteria for Board and Committee membership; persons to be nominated for election as directors and to each of the Board’s Committees; and matters relating to our code of ethics and conduct and corporate governance guidelines. The Board has adopted our Board Policy Manual to assist directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Committees, individual directors, chair, vice chair, lead director, Committee chairs and chief executive officer. The terms of reference for the Board are contained in the manual and attached as Appendix A to this information circular. The entire Board Policy Manual, including the terms of reference for the Board, is reviewed annually by the Governance and Nominating Committee and any amendments are approved by the Board. In addition, each Committee reviews its own terms of reference, on an annual basis, and provides any recommendations for updates to the Governance and Nominating Committee. A copy of the current Board Policy Manual is available at https://www.telusdigital.com/investors/governance. The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its Committees. To further delineate its responsibilities, the Board has adopted a framework for the delegation of authority between the Board and management. The Governance and Nominating Committee reviews this framework at least every two years and recommends to the Board for approval any material changes. Composition Our Board consists of a number of directors as determined from time to time by the directors. The Board has fixed the number of directors at 10, as permitted by the articles of the Company (Articles), since Tony Geheran, one of our directors, will be retiring from our Board following our annual general meeting on May, 15, 2025. Notwithstanding that our Shareholders’ Agreement specifies that our Board be comprised of 11 directors, TELUS has consented to 10 nominees being proposed for election at our annual general meeting. We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board (Committees). However, following our annual general meeting on May 15, 2025, and prior to our next annual general meeting in 2026, we may determine to add an additional director, increasing our directors to 11, as contemplated by our Shareholders’ Agreement and as permitted by our articles. Further information about our Shareholders’ Agreement can be found in “Additional Information – Shareholders’ Agreement”. Under the terms of reference for our Board, unless otherwise required by applicable laws, our Articles or the Shareholders’ Agreement, the Board will not exceed 15 directors. The terms of office of each of our directors expire on the date of the next annual general meeting of our shareholders. Non-management directors are subject to term limits of 15 years.

46 | 2025 Information Circular TELUS Digital The composition of our Board is subject to the rights of TELUS and the Company under the Shareholders’ Agreement which, among other things, provides for certain director nomination rights of TELUS. Under the Shareholders’ Agreement, we agreed that, for as long as TELUS and certain of its subsidiaries continue to beneficially own at least 50 per cent of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we will nominate individuals designated by TELUS representing six members of the Board. If TELUS and certain of its subsidiaries own at least 5 per cent of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50 per cent, the number of directors TELUS may nominate as a percentage of the Board will be the greater of (1) the number of directors proportionate to the percentage of the combined voting power of shares that it holds, and (2) one individual. The Shareholders’ Agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, it is entitled to select the Chair of the Board and the chairs of the Human Resource and Nominating and Governance Committees from and among the directors. For so long as TELUS is entitled to nominate at least one individual to our Board, it is also entitled to designate at least one nominee for appointment to each of the Human Resources and Governance and Nominating Committees and designate one nominee to the Audit Committee, as long as they are independent. TELUS also has the right to designate a director as an observer to our Audit Committee. Our chief executive officer (or the equivalent successor position) is also required to be nominated to the Board by the Company. The seat on our Board to be held by our chief executive officer does not represent one of the director nominees provided to TELUS under the Shareholders’ Agreement. Subject to the arrangements described above, our Governance and Nominating Committee recommends nominees for election as directors to our Board in accordance with the provisions of applicable corporate and securities laws, the listing requirements of the NYSE and the TSE and the terms of reference of our Governance and Nominating Committee. Our Articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprising 66 2/3 per cent of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our Articles, between annual general meetings of our shareholders, the Directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors pursuant to such provision. The appointment of a lead director, where the Board chair is not independent, was identified as a desirable governance practice at the time of the Company’s initial public offering. Since then the Board’s composition and attributes have evolved and achieved a level of maturity that supports the appointment of a lead director. Accordingly, following his re-election to the Board at the annual general meeting in 2024, Josh Blair was, given his independence to the Company and controlling shareholder TELUS, appointed to the role of lead director. This transition furthered our continued focus on enabling effective governance by our Board of Directors. Subject to his election at the annual general meeting, Mr. Blair is expected to be re-appointed as our Lead Director. Skills matrix Each member of the Board is expected to have an informed view on topics that are relevant to TELUS Digital’s business. The Governance and Nominating Committee has established and annually reviews its Board skills matrix and conducts a gap analysis. The Governance and Nominating Committee uses the skills matrix and gap analysis in assessing the skills of potential director nominees and for succession planning purposes. The skills matrix helps guide the Board in determining whether, as a whole, it is composed of directors with the right skills, perspectives, experience and expertise

TELUS Digital

to provide effective oversight of the Company. The following table shows the top five competencies of our nominees, while taking into consideration that each nominee has senior executive/strategic leadership experience, and details certain diversity characteristics. This table is not intended to be an exhaustive list of each nominee's competencies or areas of principal contributions to the Board.

		Years on Board			Age [2]			Diversity		Top Skills [3]									
	Residence [1]	0 to 5	6 to 10	11+	59 and under	60 to 69	70+	Visible Minority	Women	Corporate development	Corporate social responsibility	Customer experience	Finance and accounting	Governance	Human resources management/ executive compensation	Industry knowledge and experience	Information technology and information management	International experience	Risk management
Madhuri Andrews	TX	✓			✓			✓	✓	✓					✓		✓	✓	✓
Olin Anton	BC	✓					✓			✓			✓	✓				✓	✓
Navin Arora	AB	✓			✓			✓		✓		✓				✓	✓	✓	
Josh Blair	BC		✓		✓					✓				✓	✓	✓		✓	
Darren Entwistle	AB	✓				✓				✓	✓	✓				✓		✓	
Doug French	ON	✓			✓					✓			✓	✓			✓		✓
Sue Paish	BC	✓				✓			✓			✓		✓	✓	✓	✓		
Jeff Puritt	NV		✓			✓				✓		✓				✓		✓	✓
Carolyn Slaski	FL	✓				✓			✓		✓		✓	✓	✓				✓
Sandra Stuart	BC	✓				✓			✓		✓		✓	✓				✓	✓

(1) AB - Alberta, Canada; BC - British Columbia, Canada; FL - Florida, U.S.A.; NV - Nevada, U.S.A.; ON - Ontario, Canada; TX - Texas, U.S.A.

(2) Age as of March 26, 2025

(3) Top Skills - definitions:

Corporate development	Experience with, or understanding of, corporate development opportunities, including mergers and acquisitions and integration strategies.
Corporate social responsibility	Experience with, or understanding of, corporate social responsibility initiatives, including environmental, social and governance (ESG), climate, diversity and inclusion, and community affairs as business imperatives.
Customer experience	Experience in the B2B (global services) industry; and a network or connection to the following verticals: Tech & Games, Communications & Media, eCommerce & Fintech, Travel & Hospitality and Healthcare.
Finance and accounting	Experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, and IFRS.
Governance	Experience with, or understanding of, leading governance/corporate social responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency.
Human resources management/executive compensation	Experience with, or understanding of, executive compensation and benefits, talent management/retention, leadership development, diversity and inclusion, culture building global talent planning and succession planning.
Industry knowledge and experience	Experience with, or understanding of, the B2B (global services) industry; and a network or connection to the following verticals: Tech & Games, Communications & Media, eCommerce & Fintech, Travel & Hospitality and Healthcare.
Information technology and information management	Experience with, or understanding of, relevant current and emerging technologies and related innovation (e.g. artificial intelligence, digital solutions/transformation), including customer experience, digital transformation, consulting, IT services and AI data solutions and content moderation, , and the Board's role in overseeing information technology.
International experience	Experience with, or understanding of, cultivation and sustainability of international business relationships, including oversight of multinational operations.
Risk management	Experience with, or understanding of, internal risk controls, risk assessments and reporting in an international setting, as wells as expertise in current risk challenges such as those with respect to privacy and cybersecurity.
Senior executive/strategic leadership	Experience as a senior executive of a multinational public company or other major organization; experience driving strategic direction and leading growth.

2025 Information Circular | 47

48 | 2025 Information Circular TELUS Digital Environmental, Social and Governance Board oversight Our Governance and Nominating Committee is responsible for overseeing our ESG strategy, facilitated through ESG updates from the executive leadership team, primarily the chief legal officer, delivered at least twice a year. At the corporate level, the ESG and community investment and volunteerism functions fall under the purview of the chief financial officer and the chief human resources officer, who report directly to our chief executive officer. They share the overall responsibility for the ESG strategy and initiatives, as well as the assessment and management of sustainability risks and opportunities. The Committee establishes and reviews the Company’s ESG priorities, commitments and policies, including oversight of corporate social responsibility and environmental, social and governance matters. Our Governance and Nominating Committee is also responsible for reviewing and recommending to the Board for approval our sustainability and ESG report, supported by the Audit Committee with respect to any financial disclosure. ESG priorities TELUS Digital’s ESG priorities are: Ȝ supporting a sustainable planet for all by embracing the principles of refuse, reduce, reuse, repurpose and recycle; Ȝ hiring, motivating and promoting our diverse, talented team who exceed customer expectations, including through impact sourcing programs; Ȝ giving back to the communities where we live, work and serve by creating meaningful and lasting impact through the efforts of our team members; and Ȝ adhering to principles of strong corporate governance. The 2024 TELUS Digital sustainability and ESG report is available at https://www.telusdigital.com. Committees To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its Committees to ensure a full review of certain matters. These include the Audit, Human Resources and Governance and Nominating Committees. Pursuant to the terms of our Shareholders’ Agreement, for so long as TELUS and certain of its subsidiaries continue to beneficially own at least 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the Board, and the chairs of the Human Resources and Governance and Nominating Committees. The Shareholders’ Agreement also provides that TELUS has the right to designate one nominee for appointment to our Audit Committee, as long as it is entitled to nominate at least one individual to our Board and as long as its nominee to the Audit Committee is independent. TELUS also has the right to designate a director as an observer to our Audit Committee. Further, the Shareholders’ Agreement also provides that so long as TELUS is entitled to nominate at least one individual to our Board, it will be entitled to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee. The above-described Committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX. The following table provides an overview of our current Committees:

TELUS Digital

Committee	Number of meetings held in 2024	Members as of March 26, 2025	Independent
Audit	9	Olin Anton (chair)	Yes
		Madhuri Andrews	Yes
		Carolyn Slaski	Yes
		Sandra Stuart	Yes
Governance and Nominating	5	Sandra Stuart (chair)	Yes
		Navin Arora	No
		Madhuri Andrews	Yes
		Tony Geheran (1)	No
Human Resources	5	Josh Blair (chair)	Yes
		Sue Paish	Yes
		Carolyn Slaski	Yes

(1) Mr. Geheran will be retiring following our AGM on May 15, 2025

As of March 26, 2025, our Audit Committee was comprised of Ms. Andrews, Ms. Slaski and Ms. Stuart, and chaired by Mr. Anton, each of whom is "financially literate" within the meaning of National Instrument 52-110 — Audit Committees (NI 52-110) and the NYSE listing requirements. Our Board has determined that each of Ms. Andrews, Mr. Anton, Ms. Slaski and Ms. Stuart meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Audit Committee consists exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements. Our Board has determined that Mr. Anton is an "audit committee financial expert" as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of members of the Audit Committee, see "About our nominated directors – Director profiles".

As of March 26, 2025, our Governance and Nominating Committee was comprised of Ms. Andrews, Mr. Arora and Mr. Geheran, and chaired by Ms. Stuart and our Human Resources Committee was comprised of Ms. Paish and Ms. Slaski and chaired by Mr. Blair. Mr. Blair, Ms. Paish and Ms. Slaski are all independent directors. Mr. Geheran will be retiring following our AGM on May 15, 2025. We rely upon the "controlled company" exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements, pursuant to which we are exempt from, among other things, the requirements that our Governance and Nominating Committee and Human Resources Committee be composed entirely of independent directors. However, despite the exemption, our Human Resources Committee is composed entirely of independent directors. Further, there are no management directors that serve on the Governance and Nominating Committee or the Human Resources Committee and the non-independent directors who serve on the Governance and Nominating Committee are only non-independent as a result of their relationships to shareholders of the Company. Each Committee has the authority to engage outside advisors, at the expense of the Company, to provide advice with respect to a corporate decision or action. For example, the Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates, the Human Resources Committee and Governance and Nominating Committee may use the services of outside compensation consultants, and the Human Resources Committee may use legal counsel or other advisors as it determines appropriate to assist it in the full performance of its functions.

Each Committee has terms of reference that set out its mandate, duties and scope of authority, and each Committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each Committee are summarized below.

2025 Information Circular | 49

50 | 2025 Information Circular TELUS Digital Audit Committee Mandate: To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting. Responsibilities: To assist the Board in discharging its oversight of, among other things: Ȝ the integrity of our accounting and financial reporting; Ȝ the independence, qualifications, appointment, compensation and performance of our external and internal auditors and the pre-approval of all audit, audit-related and non-audit services; Ȝ the adequacy of the resources and the independence, objectivity and performance of the internal auditors; Ȝ our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower, complaint and ethics processes; Ȝ reviewing and approving or ratifying related party transactions, including transactions with TELUS, and reviewing the related persons transaction policy of the Company; Ȝ our compliance with applicable legal and regulatory requirements and Company policies; Ȝ our enterprise risk management processes, credit worthiness, treasury plans and financial policy; Ȝ reviewing our material financial public disclosure documents, or documents containing such disclosure, including prospectuses, sustainability reports, press releases and making recommendations with respect to any material financial information they may contain, in consultations with our other committees as appropriate; and Ȝ together with the Human Resources Committee, the Company’s code of ethics and conduct and recommending any necessary or appropriate changes thereto to the Board for consideration. Human Resources Committee Mandate: To assist the Board in its oversight of executive compensation philosophy and guidelines, succession-planning for the chief executive officer and other members of the executive leadership team and certain compensation and performance rating decisions. Responsibilities: To assist the Board in discharging its oversight of, among other things: Ȝ reviewing at least annually our executive compensation philosophy and guidelines for the executive leadership team; Ȝ in the absence of the chief executive officer, evaluating at least once a year our chief executive officer’s performance in light of the goals and objectives established by the Human Resources Committee and, based on such evaluation, approving the chief executive officer’s annual compensation; Ȝ reviewing and approving on an annual basis the evaluation process and compensation structure for members of our executive leadership team and, in consultation with our chief executive officer, and in the absence of the executive leadership team, reviewing and approving the performance of the other members of our executive leadership team; Ȝ reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the executive leadership team and all equity based incentive plans of the Company or its subsidiaries; Ȝ reviewing and approving on an annual basis the share ownership guidelines in effect from time to time for the chief

2025 Information Circular | 51 TELUS Digital executive officer and the executive leadership team and the compliance with those guidelines; Ȝ reviewing and approving on an annual basis the expenses of the chief executive officer and assessing the Company’s policies and procedures with respect to the expense accounts, perquisites and use of corporate assets by the executive leadership team; Ȝ preparing and recommending to our Board for approval our public disclosures related to executive compensation; Ȝ reviewing, at least once annually, succession plans for the chief executive officer and members of our executive leadership team; and Ȝ authority to retain and terminate a compensation consultant, legal counsel or other advisor as it determines appropriate to assist it in the full performance of its functions. Governance and Nominating Committee Mandate: To assist the Board in fulfilling its oversight responsibilities to ensure TELUS Digital has effective corporate governance policies and procedures. Responsibilities: To assist the Board in discharging its oversight of, among other things: Ȝ identifying individuals qualified to become members of our Board; Ȝ recommending that our Board select director nominees for the next annual general meeting of shareholders and recommending the composition of our Board and its Committees; Ȝ developing and overseeing a process to assess our Board, the chair and/or vice chair, the Committees, the chairs of the Committees and individual directors and the skills and independence of all directors; Ȝ approving the director orientation process and plans for ongoing director education; Ȝ establishing and annually reviewing, the succession planning process and actual succession plans for the chair and the chair of each Committee; Ȝ overseeing the Company’s environmental policies, and compliance with associated regulations, and corporate social responsibility and sustainability approach, planning and reporting; Ȝ reviewing and recommending for approval our sustainability and ESG report, with support from the Audit Committee with respect to any financial disclosure contained in the report; Ȝ overseeing certain elements of the Company’s risk management framework, including with respect to directors’ and officers’ third-party liability insurance coverage, directors’ and officers’ indemnity agreements; Ȝ overseeing any requirement that independent committees evaluate and confirm the fairness of any material transactions; Ȝ reviewing the delegation of authority between the Board and management; Ȝ considering various corporate governance-related practices such as to the approach to say-on-pay, shareholder engagement and practices and the Company’s insider trading policy; Ȝ reviewing the effectiveness of our Board Diversity Policy and the measurable objectives for achieving Board diversity, and recommending any changes to the Board; Ȝ developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures;

52 | 2025 Information Circular TELUS Digital Ȝ reviewing director compensation; Ȝ reviewing the share ownership guidelines applicable to directors or any other share ownership guidelines, and reviewing the compliance with whose guidelines by directors; and Ȝ overseeing our public disclosure related to the forgoing. Each Committee’s mandate, which includes brief position descriptions for the chair of each Committee, is also part of the Board Policy Manual available at https://www.telusinternational.com/investors/governance. Independence We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS and certain of its subsidiaries. We intend to rely upon the “controlled company” exemption relating to the board of directors and Committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent directors and that our Human Resources and Governance and Nominating Committees be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee be comprised exclusively of independent directors. Since January 21, 2022, our Audit Committee has been composed solely of independent directors. Since January 1, 2024, our Human Resources Committee has also been composed solely of independent directors. For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our Board, has no material relationship with the Company as set forth under NYSE rules and The Exchange Act. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning, among other things, such director’s background, employment and affiliations, including family relationships, our Board determined that six of our ten directors are an “independent director” as defined in the NYSE listing and Exchange Act requirements and NI 58-101 representing 60 per cent of the Board. In making these determinations, our Board considered the current and prior relationships that each director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and nominee and the transactions involving them described under “Additional information — Interest of certain persons in material transactions and related party transactions”. The Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Governance and Nominating Committee, will make a determination as to which members are independent. Mr. Puritt is not considered an independent director as he was employed by the Company in 2024 prior to assuming his current Board position as our Executive Vice Chair. In addition, Mr. Arora, Mr. Entwistle, Mr. French and Mr. Geheran, who will be retiring following our AGM on May 15, 2025, are not considered independent directors as they are current or former employees of TELUS. TELUS selected “independent directors”, Mr. Blair and Ms. Stuart, to fill two of its nominee positions. Mr. Blair became an independent director as of January 1, 2024.

2025 Information Circular | 53 TELUS Digital Meetings of independent directors and conflicts of interest We take steps to help ensure that adequate structures and processes are in place to enable our Board to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. To help support this, in 2023, the independent directors began meeting in the absence of the non-independent directors. In 2024, we introduced the role of a lead director into our governance structure and, following the 2024 annual general meeting, Mr. Blair was appointed to this role and has been presiding over such sessions. Further, and where appropriate, our Board of Directors holds a portion of every Board meeting without members of management. The chair of the Board presides over such sessions without the presence of management. Interested parties may communicate any concerns to the chair of the Board and/or our lead director through our ethics hotline at 1-888-265-4112 in North America, by website at https://www.telus.ethicspoint.com, or by email to corporate.secretary@telusinternational.com. There is currently no management director on the Board, and the non-independent directors are only non-independent as a result of their previous relationship to the Company or their relationships to TELUS. The roles of the chief executive officer, chair and vice chair of the Board are separated. In addition, each Committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities. In addition, our Board helps ensure open and candid discussion among its directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. Our Board may determine that it is appropriate to hold meetings excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration. Related party transactions The Board has adopted a policy with respect to related person transactions to assist the Board in reviewing, approving, and ratifying related person transactions and complying with requisite disclosure obligations. The policy requires that each director, director nominee and executive officer promptly notify the Company’s chief legal officer or a designee of any transaction involving the Company and a related person, subject to certain exceptions. The chief legal officer or a designee analyzes each new transaction for which a notification has been received. The analysis conducted by the chief legal officer or designee includes an assessment of whether the transaction constitutes a related person transaction under the policy and a preliminary recommendation of the chief legal officer shall consider all relevant facts and circumstances, including: (i) the commercial reasonableness of the terms, (ii) the benefit and perceived benefit, or lack thereof, to the Company, (iii) the availability and/or opportunity costs of alternate transactions, (iv) the materiality and character of the related person’s direct or indirect interest, and (v) the actual or apparent conflict of interest of the related person. The Audit Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders. If after the review described above, the Audit Committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being re-reviewed), the transaction will not be entered into or continued, as the Audit Committee directs. The Company’s related person transaction policy is available at https://www.telusdigital.com/ investors/governance.

54 | 2025 Information Circular TELUS Digital Position descriptions — chair, vice chair, chief executive officer and lead director The Board has developed a description of the roles and responsibilities of the chair, vice chair, lead director and the chief executive officer to delineate the Board’s expectations of these roles. That description is included in the Board Policy Manual available at https://www.telusdigital.com/investors/governance. Chair - TELUS is entitled to select the chair of the Board among the directors. Following the 2025 annual general meeting, we anticipate that TELUS will select Mr. Entwistle to continue to serve as the chair. As stated in our Board Policy Manual, the chair’s primary responsibility is to lead the Board in its progression of the strategy, business and affairs of the Company and its oversight of management. The chair’s duties include: Ȝ contributing to the progression of the strategy, business and affairs of the Company; Ȝ presiding over Board meetings and shareholder meetings and ensuring both are conducted in an efficient and effective manner; Ȝ communicating to the chief executive officer the concerns of the Board, shareholders (as appropriate) and other stakeholders, Ȝ communicating to the chief executive officer any matters arising from the Board’s meetings with shareholders and other stakeholders that require management’s attention; and Ȝ chairing meetings of shareholders (as appropriate). Vice chair - The vice chair will assist the chair with overseeing the Board’s discharge of its duties including: Ȝ advising and assisting the chair with overseeing the Board’s discharge of its duties assigned to it by law, in the constating documents of the Company and the Board’s mandate; Ȝ in the absence of the chair, presiding over Board meetings and ensure they are conducted in an efficient and effective manner; Ȝ working with the corporate secretary to ensure that meeting dates are set, meeting agendas are prepared and materials are made available to the Board in sufficient time for Board meetings; Ȝ carrying out other duties, as requested by the chair, as needs and circumstances arise; Ȝ assisting the Governance and Nominating Committee in its review of the scope, duties and responsibilities of the Committees and any amendments thereto, as well as the establishment of or disbanding of Committees and changes to their composition, including the chairs thereof; Ȝ working with the Governance and Nominating Committee in connection with the evaluation of the performance of individual directors, the Committee chairs, the Board as a whole and the Committees, and presenting recommendations to the Governance and Nominating Committee and Board; and Ȝ ensuring that new directors receive suitable orientation including education sessions, a meeting with the chair and orientation reference materials. Chair and vice chair together: The chair and vice chair work together to: Ȝ lead the effective operation and management of and provide strong leadership to the Board; Ȝ establish procedures to govern the effective and efficient conduct of the Board’s work; Ȝ provide leadership to the Board to ensure it functions independently of management;

2025 Information Circular | 55 TELUS Digital Ȝ take steps to foster the Board’s understanding of its responsibilities and boundaries with management; Ȝ act as a resource and sounding board for the chief executive officer; Ȝ assist the Governance and Nominating Committee with the recruitment of new directors in collaboration with the chief executive officer; Ȝ assist the Governance and Nominating Committee with the review of the composition of the Board and its Committees prior to each annual general meeting; Ȝ facilitate the Board’s interaction with key management as appropriate; Ȝ communicate to the chief executive officer any matters arising from the Board’s meetings with shareholders and other stakeholders that require management’s attention; Ȝ lead the Board and the Human Resources Committee in the evaluation of, and succession plan for, the chief executive officer; and Ȝ facilitate the Board’s efforts to promote engagement with, and feedback from, shareholders and stakeholders. Chief executive officer - The chief executive officer reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The chief executive officer’s duties include: Ȝ developing and monitoring annual business and operational plans and budgets that support the Company’s long-term business plans and strategies, and leading the execution thereof; Ȝ keeping the Board current in a timely fashion on major developments and providing the Board with sufficient information to enable the Board to discuss potential issues, make decisions and fulfill its mandate, including the oversight of the Company’s risk profile; Ȝ participating in TELUS’ global strategic planning; Ȝ recommending to the Board for its review, input and approval, the strategic direction for the Company’s business and, when approved, pursuing the continued development and progression of the Company’s strategy and leading the execution thereof; Ȝ fostering a caring culture that promotes ethical practices and encourages individual and collective integrity in line with the Company’s values and brand attributes; Ȝ developing and implementing operational policies to guide the Company within the limits prescribed by applicable laws and regulations and the framework of the strategy approved by the Board; Ȝ creating, maintaining and reviewing with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the senior leadership team; Ȝ facilitating interaction between the Board and other key members of management; Ȝ supporting the Governance and Nominating Committee in respect of recruiting new directors to the Board; Ȝ developing and leading the execution of strategies with respect to relations with shareholders, governments, communities and other stakeholders; Ȝ participating in the Company’s charitable, educational and cultural activities; and Ȝ being aware of potential conflict areas, real or perceived, and disclosing such conflicts together with their interests in the Company or related corporations, and any changes therein.

56 | 2025 Information Circular TELUS Digital At the discretion of the chair, if the chief executive officer position becomes vacant or an acting chief executive officer is appointed, the responsibilities of the chief executive officer listed above may be allocated amongst the Company’s management or as the chair may otherwise deem appropriate. In August 2024, the Company appointed Jason Macdonnell as Acting CEO, TELUS Digital and President, TELUS Digital Customer Experience, and Tobias Dengel as President, TELUS Digital Solutions, with their roles taking effect on September 3, 2024. Mr. Macdonnell oversees client care, loyalty, cost efficiency and digital transformation excellence, while Mr. Dengel leads the Company’s digital and generative AI (GenAI) strategy to deliver best-in-class solutions across digital, GenAI and AI modeling business streams. Lead director - As noted above, the lead director position was introduced into our corporate governance structure in 2024 and, following the 2024 annual general meeting, Mr. Blair was appointed to that role. The lead director’s responsibilities include: Ȝ advising the chair and assisting the chair with overseeing the Board’s discharge of its duties assigned to it by law, in the constating documents of the Company and the Board’s mandate; Ȝ in the absence of the chair, presiding over Board meetings and ensuring they are conducted in an efficient and effective manner; Ȝ working with the corporate secretary to ensure that meeting dates are set, meeting agendas are prepared and materials are made available to the Board in sufficient time for Board meetings; Ȝ carrying out other duties, as requested by the chair, as needs and circumstances arise; Ȝ assisting the Governance and Nominating Committee in its review of the scope, duties and responsibilities of the committees and any amendments thereto, as well as the establishment of or disbanding of committees and changes to their composition, including the chairs thereof; Ȝ working with the Governance and Nominating Committee in connection with the evaluation of the performance of individual directors, the committee chairs, the Board as a whole and the committees, and presenting recommendations to the Governance and Nominating Committee and the Board; Ȝ ensuring that new directors receive suitable orientation including education sessions, a meeting with the chair and orientation reference materials; and Ȝ together with the chair, leading the effective operation and management of and providing strong leadership to the Board, and facilitating the Board’s efforts to promote engagement with, and feedback from shareholders. Expectations of our board — attendance, caps on outside service and interlocks Our Board expects each director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company. In accordance with the Board Policy Manual, each director is expected to attend all Board and Committee meetings. The Governance and Nominating Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and Committee meetings held in a year (unless due to exceptional circumstances). In 2024, there were 10 meetings of our Board. There was 100 per cent director attendance at each of these meetings with the exception of one director, whose attendance was 90 per cent. The Board has an in-camera session without management as a regular feature of each Board and Committee meeting. In 2024, the independent directors also began meeting without management and without the non-independent directors.

2025 Information Circular | 57 TELUS Digital The Board has adopted a policy stating that if our directors are employed as chief executive officers, or in other senior executive positions, on a full-time basis with a public company then they should not serve on the boards of more than two public companies in addition to the Board. For other directors, those who (i) only have full time employment with non-public companies, (ii) have full-time employment with public companies but not as the chief executive officer or in a senior executive position or (iii) do not have full time employment, the Board has determined that those directors should not serve on the boards of more than four public companies in addition to the Board. With respect to our chief executive officer, the Board has determined that the chief executive officer should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the chief executive officer of that other company serves on the Board. In all cases, our directors are required to notify the chair of the Board and the chair of the Governance and Nominating Committee before accepting any directorship with any other public company. We limit the number of other public company boards our directors can serve on together. Currently, none of the Board members serve together on other public company boards. Board succession planning The Governance and Nominating Committee is responsible for Board and Committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its Committees. It also proposes new nominees for election as directors, tracks the skills of the Company’s existing directors and annually conducts a gap analysis. When recruiting new directors, the Governance and Nominating Committee, subject to the Shareholders’ Agreement, identifies candidates for consideration as potential directors and selects the names of the most suitable candidates. Such selection is made based on merit after considering the skill sets, background, experience and knowledge as prioritized by the Governance and Nominating Committee (with input from the chair, lead director and chief executive officer, as requested) from time to time as well as considering the Board Diversity Policy. The Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates. The Governance and Nominating Committee maintains a list of potential directors who meet the established criteria and review such list as needed to track progress and identify suitable candidates. Board members, many of whom serve on other corporate boards, are encouraged to submit names. As requested by the Governance and Nominating Committee, the chair, lead director and chief executive officer, as well as any other directors the Committee deems appropriate, interviews the candidates. Following receipt of the reports of the chair, the lead director and the chief executive officer as to such interviews, the Governance and Nominating Committee then makes such recommendations as it deems appropriate to the Board. The Board relied on this succession planning process to assist in the recruitment of Ms. Andrews, Mr. Anton, Ms. Paish, Ms. Slaski and Ms. Stuart to the Board. The Human Resources Committee oversees succession planning for our chief executive officer, with support from the chair of the Board and the advice and recommendation of the Board. The Human Resources Committee also supports the chief executive officer’s succession planning for our Company’s senior management team. At least annually, the Human Resources Committee reviews and approves the succession plans for the chief executive officer, together with the chair and the Board, and for other members of the Company’s senior management team and specific development plans and career planning for potential successors. Board evaluation It is the responsibility of the Governance and Nominating Committee to regularly evaluate the effectiveness and contribution of the Board, the chair, vice chair and/or lead director of the Board and all Committees and their chairs. The

58 | 2025 Information Circular TELUS Digital Governance and Nominating Committee is responsible to conduct an evaluation, either directly or through the chief legal officer, and then report the results to the Board. If deemed appropriate, the Governance and Nominating Committee may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation. This process allows the Company to evaluate the mechanism in place for the Board and Committees to operate effectively, identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies for recruiting and succession planning. To conduct and document this evaluation, the Governance and Nominating Committee approves a questionnaire that is completed by each director. Through these questionnaires, each director provides their evaluation of the performance of: (1) the Board as a whole; (2) each Committee; (3) each Committee chair, and (4) each director. The chief legal officer is tasked with reviewing the results of these questionnaires and providing them to the lead director and the chair of the Governance and Nominating Committee (each individually the “Reviewer”), with attribution to the originating directors, except that, in the case of the chair, and the lead director, results are provided to only the chair of the Governance and Nominating Committee. When the results are provided to the Reviewer, each director may elect to have all or part of their comments included without attribution. To provide a broader scope to our evaluation, the Governance and Nominating Committee also approves a questionnaire that is completed by all members of the Company’s senior management team who have regular interaction with the Board or its Committees. The purpose of this questionnaire is to provide an evaluation of the overall effectiveness of the Board from the perspective of the senior management team and consider how the Board and management support one another and how their relationship can be improved. The chief legal officer is tasked with reviewing these results and providing them to the chair of the Board and the Reviewer, without attribution to any member of the senior management team. Once the responses have been received by the Reviewer, the Reviewer then conducts separate interviews with each director to advise of the results of this evaluation and then report on key themes and recommendations to the Governance and Nominating Committee and the Board. The Reviewer then uses these results to create a set of Board goals and objectives to address matters raised during the evaluation. In addition to our assessment process, the Governance and Nominating Committee conducts an annual review of the skills of each member of the Board, including a gap analysis, and makes recommendations to the Board in the event any gaps are identified. Term limits and mechanisms of board renewal In accordance with the Board Policy Manual, each non-management director appointed to the Board is required to tender his or her resignation after serving 15 years on the Board. The Governance and Nominating Committee will consider such resignation and has the discretion to recommend to the Board that the term of the resigning director be extended for such period as the Governance and Nominating Committee deems appropriate, if in our best interest to do so. Our Board has no mandatory retirement age. Our Governance and Nominating Committee is responsible for reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our Governance and Nominating Committee is expected to conduct a process for the assessment of our Board, each Committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.

2025 Information Circular | 59 TELUS Digital Diversity and inclusion The TELUS Digital diversity and inclusion policy policy is posted on our website at https://www.telusdigital.com/ investors/governance. We recognize the importance and benefit of having a Board of Directors and senior management comprised of highly qualified individuals who also reflect the clients we serve and the communities where we live and work. In order to provide equal employment and advancement opportunities to all individuals, employment decisions (including executive officer position decisions) are based on merit, qualifications, and abilities, while considering diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background. As such, we have not adopted a target regarding women in executive officer positions. We believe in supporting women as they progress in their careers, offering employee resource groups for women and mothers, awards, mentorship, succession planning that prepares the next generation of female leaders and a recognition of different leadership styles. Orientation and continuing education We have implemented an orientation program for new directors under which each new director: (1) receives a director’s orientation manual including our key corporate governance documents and other information, (2) meets with the chair and lead director of the Board, and (3) receives information and learns about our business purpose, strategic direction, operations, finance and control functions, human resources, significant risks and opportunities, and the local legal and business context. The orientation program also addresses key governance matters, including the role of the Board and its Committees. Our Governance and Nominating Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. In addition to director education sessions held as part of regularly scheduled Board meetings, directors are also encouraged to attend external educational sessions. As part of our director evaluation process, directors are asked to suggest topics of interest for future director education sessions. The following details education sessions held as part of the regularly scheduled Board meetings in 2024:

TELUS Digital

Subject	Attendees	Presenters	Dates
Law & Governance Updates on global legal policy and related political developments of potential impact and interest to the Company, including local-focused legislative and case law developments and broader trends in employment, privacy, security, antitrust and anti-bribery laws and regulations. The reports also review developments in corporate governance, reporting (ESG and CSR) and U.S. and Canadian securities laws as well as material proceedings and claims involving customers and competitors.	Board	CLO	February 2, 2024 May 3, 2024 July 26, 2024 November 1, 2024
Tax - Emerging Issues & Strategy Updates on emerging global tax issues and changes and review of overall tax strategy.	Audit Committee	VP Taxation	February 2, 2024 May 3, 2024 July 28, 2024 November 2, 2024
Enterprise Risk Updates on enterprise risk and control assessments which consider external risk trends and include risk ranking and trends on key enterprise risks as well as risk appetite and effectiveness of risk management on an annual basis.	Board and Audit Committee	VP Risk Management & Chief Internal Auditor	February 2, 2024 May 3, 2024 July 26, 2024 November 1, 2024
Cybersecurity Quarterly review of external material security incidents within the global marketplace including internal security improvements, audit programs and compliance.	Board and Audit Committee	CIO	May 3, 2024 July 26, 2024 November 1, 2024
Human Resources, Compensation - Emerging Issues Updates on emerging global trends regarding best practices for executive compensation disclosure and related developments, such as with respect to incentive design and perquisites and benefits.	Human Resources Committee	CCO-CHRO	November 1, 2024
Director Compensation An overview of recent developments and future trends with respect to director compensation.	Governance & Nominating Committee	Compensation Consultant	November 1, 2024
Insurance Market Update on the current state and future outlook of the general insurance marketplace, highlighting key challenges and trends affecting the industry.	Governance & Nominating Committee	Director Risk Management	February 2, 2024
Executive Compensation Landscape and Regulatory An update regarding developments in pay trends in both the U.S. and Canada and disclosure-related executive compensation matters.	Human Resources Committee	Compensation Consultant	July 26, 2024
Weekly News Monitor A weekly summary to Board members on industry and competitor news to provide insight into the competitive landscape and developments.	Board	Marketing Communications	Weekly, 2024

60 | 2025 Information Circular

2025 Information Circular | 61 TELUS Digital Code of ethics and conduct We have adopted a code of ethics and conduct applicable to all of our directors, officers and employees, including our chief executive officer and chief financial officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The code of ethics and conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. If we make any amendment to the code of ethics and conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC. The full text of the code of ethics and conduct is posted on our website at https://www.telusdigital.com/investors/ governance and https://www.sedarplus.ca and https://www.sec.gov. The information on or accessible through our website is not part of and is not incorporated by reference into this information circular, and the inclusion of our website address in this information circular is only for reference. Together, our Audit Committee and our Human Resources Committee are responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our Board for consideration. These committees will also assist our Board with the monitoring of compliance with the code of ethics and conduct. Under the BCBCA and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction. Shareholder engagement Our parent company, TELUS, maintains a controlling interest in the Company as our largest shareholder. While this relationship provides us with strong strategic alignment, we recognize the importance of engaging with all shareholders to maintain open and transparent communication. Through our close collaboration with TELUS, we leverage opportunities to create meaningful dialogue and engagement with our entire shareholder base, ensuring that all investors’ voices are heard and considered in our corporate governance practices. Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, our Board adopted a shareholder engagement policy that outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. Our shareholder engagement policy is included in our Board Policy Manual, which can be downloaded at https://www. telusdigital.com/investors/governance. We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, Form 20-F, news releases, website and presentations at industry and investor conferences. Since the Company’s initial public offering, the executive team and investor relations team have been actively engaged with existing shareholders and prospective investors. Some of our shareholder engagement practices are outlined in the following table:

TELUS Digital

Event	Who we engage with	Who engages	What we talk about
Annual general meeting (virtual[1])	Shareholders (retail and institutional)	• Chair and/or lead director of the Board and Board of Directors • Chief executive officer • Senior management as applicable	Business of the meeting (financial statements, director elections and other proposals for shareholder vote)
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts	• Chief executive officer • President, Digital Solutions • Chief financial officer	Most recently released financial and operating results for the quarter. Our conference calls include a question and answer session with pre-qualified analysts. The conference calls are also available to shareholders on a listen-only basis via webcast. The webcast, supplementary slides, a transcript and a webcast archive are available at https://www.telusdigital.com/investors/
News releases	Shareholders (retail and institutional), financial analysts and media	• Chief executive officer • Chief financial officer • Senior management as applicable	Quarterly results and any major corporate developments that occur throughout the year
Regular meetings, calls and discussions	Shareholders (retail and institutional), brokers, financial analysts and media	• Chief executive officer • Chief financial officer • Senior management • Investor Relations	Responding to any inquiries received through 604-695-3455 or ir@telusdigital.com, consistent with TELUS Digital's disclosure obligations

(1) As we look to balance optimization of shareholder engagement and cost efficiencies within our operations, while also leveraging technology, the May 2025 meeting will be conducted virtually.

Shareholders and other stakeholders may communicate with the Board of Directors of TELUS Digital by emailing corporate.secretary@telusdigital.com or by mail, marking the envelope confidential, to TELUS International (Cda) Inc., Board of Directors, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

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2025 Information Circular | 63 TELUS Digital EXECUTIVE COMPENSATION OVERVIEW The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our Named Executive Officers (NEOs) for their 2024 performance. The NEOs consist of (a) all individuals serving as our principal executive officer or acting in a similar capacity during fiscal 2024, regardless of compensation level, (b) all individuals serving as our principal financial officer or acting in a similar capacity during fiscal 2024, regardless of compensation level, (c) our three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of fiscal 2024, and (d) up to two additional individuals for whom disclosure would have been provided pursuant to (c), but for the fact that the individual was not serving as an executive officer of the Company at the end of fiscal 2024. For 2024, our NEOs are: Ȝ Jason Macdonnell, CEO; Ȝ Gopi Chande, Chief Financial Officer (CFO); Ȝ Michel Belec, Chief Legal Officer and Corporate Secretary (CLO); Ȝ Michael Ringman, Chief Information Officer (CIO); Ȝ Brian Hannon, Chief Growth Officer (CGO); Ȝ Jeff Puritt, FCEO(1); Ȝ Vanessa Kanu, former Chief Financial Officer (FCFO)(2); and Ȝ Marilyn Tyfting, former Chief Human Resources Officer (FCHRO)(3). (1) Mr. Puritt’s employment as president and chief executive officer terminated effective September 3, 2024. Following the separation date, Mr. Puritt continued to serve on the Board of Directors as Executive Vice Chair. (2) Ms. Kanu’s employment as Chief Financial Officer terminated effective March 31, 2024. (3) Ms. Tyfting’s employment as Chief Human Resources officer terminated effective October 11, 2024, and is considered an NEO for fiscal 2024 by virtue of her compensation. Key compensation principles We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives — in both the short-term and long-term — by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of the Company. We also continue to drive high levels of performance by setting ambitious targets. The Human Resources Committee of the Company’s Board of Directors takes an approach to compensation that is both market-based and performance-based. The primary focus of the Human Resources Committee is to maintain an executive compensation program that supports the achievement of three objectives: Ȝ to advance our business strategy; Ȝ to enhance our growth and profitability; and Ȝ to attract and retain the key talent necessary to achieve our business objectives.

64 | 2025 Information Circular TELUS Digital To meet the three objectives of our compensation program, we apply the following six principles: 1. We pay for performance An NEO’s compensation is based on the NEO’s personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance helps ensure that executive compensation is aligned with creating shareholder value. 2. We promote sound risk-taking Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation: WHAT WE DO 9 Compensation consultant — We use an independent executive compensation consultant to assess our executive compensation program to confirm alignment with shareholder and corporate objectives, best practices and governance principles. 9 Pay for performance — Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS Digital performance bonus program—Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally, 70% to 80% of the TELUS Digital Performance Bonus Program payments are based on corporate performance. 9 Robust Share Ownership requirements — In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (MIP) (7x base salary for the CEO and 3x base salary for the Acting CEO and other NEOs, within five years of hire or promotion), and for our non-employee directors (at 5x the annual cash retainer portion of each director’s annual compensation within five years of their initial election), and the additional holding periods applicable to certain awards granted to our FCEO, as described in “—Summary of NEO employment and separation agreements”. 9 Balance between short-term and long-term incentives — Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company share price appreciation. 9 Overlapping performance periods — Within our long-term incentive (LTI) program, the overlap in performance periods helps ensure that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See “— At-risk pay: Long-term incentives” for a summary of the treatment of the 2021 LTIP and treatment of the final grant of LTIP awards under the MIP in light of our initial public offering. 9 Caps on payouts — Equity incentive awards are generally capped at 200% to avoid excessive payouts and are in line with market practices. WHAT WE DO NOT DO 8 Allow an insider or any team member who holds a position at or above the director level to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements. 8 Over-emphasize any single performance metric. 8 Guarantee a minimum level of vesting for our long-term incentives. 8 Guarantee annual base salary increases or bonus payments. 8 Offer excessive perquisites

2025 Information Circular | 65 TELUS Digital 3. We balance the short-term and long-term Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles. In connection with our initial public offering, our Board of Directors adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at our initial public offering price. The 2021 LTIP is also used to grant annual LTI awards. LTI awards for performance year 2024, granted in the form of restricted share units (RSUs), performance share units (PSUs) and/or options (Options), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, result in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date which can result in larger, sporadic settlements. The LTI awards are generally equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—Company Equity Based Compensation Plans at a Glance”. 4. We reward individual contribution Our approach to executive compensation is both market-based and performance-based. LTI grant levels have historically been performance-differentiated and are based on an executive’s in-year performance and future potential. We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only. 5. We align compensation with corporate strategy To align executive compensation with our corporate strategy, we make a direct link between an executive’s pay and the executive’s performance against the achievement of our corporate objectives. The chief executive officer and the other NEOs’ annual performance bonuses are evaluated by assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. 50% of our 2024 LTI awards took the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to total shareholder return (TSR) and revenue growth. The other 50% of our 2024 LTI awards are in the form of RSUs that are subject to service-vesting conditions to incentivize management retention. 6. We align our pay practices across the organization Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation: Ȝ bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members; Ȝ overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level; Ȝ materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and Ȝ compensation data, along with other relevant factors, such as internal equity and the strategic significance of the role, are considered to develop a base salary range and a total compensation target for all positions across the organization.

66 | 2025 Information Circular TELUS Digital Board oversight and compensation governance Our executive compensation governance protects the peer relationships among the members of our Board of Directors and TELUS, our controlling shareholder. Under our Board Policy Manual, which describes the terms of reference for various Company governance functions, the Human Resources Committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions. In 2024, the Board Policy Manual set forth our governance policies around executive compensation as follows: Our Board of Directors has the following responsibilities: Ȝ reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; Ȝ appoint and replace the chief executive officer (subject to the Company’s shareholder agreement), which responsibility the Board has delegated to the TELUS chief executive officer; Ȝ approve the appointment of members of the executive leadership team; and Ȝ satisfy itself about the integrity of our chief executive officer and the executive leadership team. The chief executive officer has the following responsibilities: Ȝ create, maintain and review with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the executive leadership team; and Ȝ support the Governance and Nominating Committee in respect of recruiting new directors to the Board. The Human Resources Committee has the following responsibilities: Ȝ oversee succession planning for the chief executive officer, with the advice and recommendation of the chair of the Board and the Board; Ȝ review and approve the succession plans for members of the executive leadership team; Ȝ upon the advice of the chief executive officer, review and approve the proposed appointment of any person to the executive leadership team; Ȝ review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and the chief executive officer and the Company and any member of the executive leadership team; Ȝ develop and recommend to the Board for its approval the Company’s compensation philosophy and guidelines on executive compensation and recommend any material changes to the Board for its approval; Ȝ review and approve the design of and bonus pool guidelines for the annual performance bonus plan; Ȝ review and approve any proposed establishment of, and material changes to, incentive compensation plans and employee benefit plans for the executive leadership team and all equity-based incentive plans of the Company or its subsidiaries; Ȝ review management’s recommendations for and approve the granting of options or other securities under the Company’s or its subsidiaries’ equity-based incentive plans and administer such plans, in each case, within any guidelines established by the Board;

2025 Information Circular | 67 TELUS Digital Ȝ review and approve the levels and types of benefits, including perquisites and vehicles, that may be granted to the chief executive officer and the executive leadership team, subject to the terms of any applicable employee benefit plans and guidelines established by the Board of Directors; Ȝ approve the share ownership guidelines for the chief executive officer and the executive leadership team and review compliance with those guidelines; Ȝ review and approve the corporate scorecard, individual goals and objectives relevant to CEO compensation; Ȝ together with the chair of the Board, review and approve the chief executive officer’s performance evaluation and the chief executive officer’s compensation based on the Human Resources Committee’s assessment of the chief executive officer’s performance in light of the corporate scorecard and the chief executive officer’s individual goals; Ȝ upon the recommendation of the chief executive officer, review and approve the performance evaluations and the compensation of the executive leadership team in light of the corporate scorecard and their individual goals and objectives; Ȝ consider and determine all matters concerning incentive awards, perquisites and other remuneration matters with respect to the chief executive officer and executive leadership team, including, together with the Governance and Nominating Committee, the adequacy of the Company’s say on pay policy on an annual basis; Ȝ approve the list of companies in the comparator group against which the Company benchmarks its compensation program and review the compensation ranges for the Company’s chief executive officer and executive leadership team against the compensation of the companies in this comparator group; and Ȝ periodically review the terms of any “clawback” or similar policy or agreement that allows the Company to cancel or recoup incentive compensation from an employee and, to the extent necessary, make the determinations required to be made under any such policy or agreement. The Governance and Nominating Committee has the following responsibilities: Ȝ identify individuals qualified to become members of the Board and recommend director nominees to the Board for the next annual meeting of shareholders; Ȝ review annually the effectiveness of the board diversity policy and the measurable objectives for achieving board diversity and recommend any material changes to the Board Diversity Policy to the Board; and Ȝ annually review and determine, together with the Human Resources Committee, the adequacy of the Company’s say on pay policy. Human Resources Committee experience Members of the Human Resources Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. Some of the Human Resources Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation. The diverse experience of the Human Resources Committee members also includes an extensive understanding of accounting considerations in the context of executive compensation and practices for attracting, developing and retaining talent. As of December 31, 2024, the members of the Human Resources Committee were Mr. Blair, who chairs the committee, Ms. Paish and Ms. Slaski. Further information about the Human Resources Committee members can be found in “About our nominated directors - Director profiles,” and information about the current composition and responsibilities of the Human Resources Committee can be found in “Board of Directors - Committees”.

68 | 2025 Information Circular TELUS Digital Component Description Objective Fixed-base salary Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group. Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. Annual performance bonus Target ranged from 60% to 70% of base salary for the CEO and NEOs, and target of 150% base salary for the FCEO. TELUS Digital Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s overall corporate performance, with corporate performance given 70% weighting and individual performance given 30% weighting for NEOs; and corporate performance given 80% weighting and individual performance given 20% weighting for the CEO and FCEO. PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% of target (for exceptional performance). Provides an annual performance bonus paid in cash based on corporate and individual performance in the applicable year. Equity compensation Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives. Helps to promote retention of executives. Executive Compensation-Related Fees Fiscal 2024 (CAD $) Fiscal 2023 (CAD $) Korn Ferry 205,000 205,000 Total Fees Paid 205,000 205,000 Compensation consultant In 2018, the Human Resources Committee retained Korn Ferry as an advisor to the Board of Directors and management. Throughout 2024, they performed a variety of tasks for the Human Resources Committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design. Compensation elements for the CEO and the other NEOs in 2024 The key components of total direct compensation for the chief executive officer and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs and PSUs, and/or Options (all of which may be settled in equity) to promote retention and reward performance over the long term). Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the chief executive officer and the other NEOs. See “—Benefits and perquisites” for more details. Total compensation at a glance The following table describes the components of total compensation that our NEOs have received for fiscal year 2024:

2025 Information Circular | 69 TELUS Digital Benefits and perquisites A competitive executive benefits program. Company vehicle for the CEO, CFO, and FCEO; vehicle allowance for the CLO and FCHRO, an annual allowance for the FCEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits. Retirement benefits Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (DB Plan), a contributory, Canadian-registered defined benefit plan for our CEO, CFO, CLO, FCEO and FCHRO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS (SRA) consistent with market practice for Canadian executives for our CEO and FCEO, benefits under the SERP, which is a supplemental pension benefit plan that provides benefits to retired members in addition to the pension income provided under the DB Plan for our CLO, and benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CFO and FCHRO. Our FCEO and FCHRO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “—TELUS Retirement plan benefits.” Competitive 401(k) plan with Company match for US executives, including the CIO and a competitive Defined Contribution Scheme with Company match for Ireland executives, including the CGO. 2024 approach to compensation Base salary methodology During 2024, the Human Resources Committee considered and approved the chief executive officer’s annual base salary. Mr. Blair, our Lead Director and the chair of our Human Resources Committee, has been delegated the authority by our Board to approve any changes in base salary for members of the executive leadership team. We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2024, the Human Resources Committee reviewed competitive pay data prepared by our compensation consultant. We then made adjustments to individual base salaries that we considered appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group. As required, pursuant to the Board Policy Manual, the Human Resources Committee has reviewed and approved the chief executive officer’s compensation based on the Human Resources Committee’s assessment of the chief executive officer’s performance. At-risk incentive pay components At-risk incentive pay consists of: Ȝ annual performance bonus (paid in cash); and Ȝ long-term incentives (in the form of RSUs and PSUs, and/or Options). The following outlines our approach in determining and delivering these at-risk incentive pay components. At-risk pay: annual performance bonus The annual performance bonus for NEOs is determined pursuant to the PBP. A summary of the terms of the PBP follows.

TELUS Digital

Performance bonus program

Methodology

The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2024, this component of at-risk pay was calculated for NEOs based on individual (30%) and corporate (70%) performance (for the CEO and FCEO, the breakdown is individual (20%) and corporate (80%) performance) to better reflect affordability and our continued focus on funding strategic investments. In 2024, the annual performance targets for the NEOs ranged from 60% to 70% of base salary, and the FCEO's annual performance bonus target was equal to 150% of base salary.

For 2024, each executive's annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:


Executive's actual salary earned in 2024
X
Executive's target bonus, as a percentage of base salary
X
Corporate Scorecard Multiplier
Minimum: 0%
Maximum: 200%
X
Corporate Weighting
CEO: 80%
ELT: 70%
=
Corporate Performance Payout
+
Executive's actual salary earned in 2024
X
Executive's target bonus, as a percentage of base salary
X
Individual Multiplier
Minimum: 0%
Maximum: 150%
X
Individual Weighting
CEO: 20%
ELT: 30%
=
Individual Performance Payout
=
Annual Performance Payout

To determine the annual performance bonus for each executive, we follow a three-step process:

- *Step 1: Assess Company corporate performance as measured by the corporate scorecard results;*
- *Step 2: Assess an executive's individual performance; and*
- *Step 3: Calculate the annual performance bonus based on the above payout formula.*

The three-step process is described in further detail below.

Step 1: *Assess Company corporate performance as measured by the corporate scorecard results*

The Company's corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2024 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2024 corporate scorecard metrics. For further information regarding the 2024 performance metrics, see "—Non-GAAP Financial Measures and Non-GAAP Ratios" ihe TELUS Digital 2024 annual report on Form 20-F, which is available through **https://www.sedarplus.ca** and **https://www.sec.gov**.

Scorecard metrics	
Team (10%)	• Talent Retention Index (10%)
Customers First (30%)	• Service Excellence Promise (30%)
Profitable Growth & Efficiency (60%)	• Revenue (20%) • Adjusted EBITDA (30%)[1] • Free Cash Flow (10%)[1]

(1) Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See "—Non-GAAP Financial Measures and Non-GAAP Ratios" in the TELUS Digital 2024 annual report on Form 20-F, which is available through **https://www.sedarplus.ca** and **z//www.sec.gov**, for a reconciliation to the most comparable GAAP financial measure

70 | 2025 Information Circular

2025 Information Circular | 71 TELUS Digital The objectives in the Company’s corporate scorecard are set annually by the chief executive officer and chief financial officer at the beginning of the year and recommended to the Governance and Nominating Committee and Human Resources Committee for review and approval. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board. The key aspects of the target-setting process include: Ȝ selecting measurable and auditable performance metrics; Ȝ ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board; Ȝ stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement; Ȝ ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are set out in the Company’s corporate scorecard; and Ȝ ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives. During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the chief executive officer, chief financial officer, and chief human resource officer collectively review and approve all adjustments proposed by management. Step 2: Assess an executive’s individual performance The individual performance of each NEO is initially assessed by the chief executive officer and is reviewed and approved by the Human Resources Committee. The individual performance of the chief executive officer is reviewed and approved by the Human Resources Committee. The chair of the Human Resources Committee invites the Board of Directors’ members to provide their feedback regarding the chief executive officer’s performance. Step 3: Calculate the annual performance bonus based on the above payout formula Based on an assessment and recommendation from the chief executive officer, the Human Resources Committee then reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company corporate balanced scorecard, approves the annual performance bonus under the PBP for each NEO using the formula in this section. The Human Resources Committee, with input from the chair of the Board of Directors, assesses the personal performance of the chief executive officer and his leadership. Based on this assessment, the Human Resources Committee determines an individual multiplier and, along with the related multiplier in the Company corporate balanced scorecard, recommends to the Board for approval of the annual performance bonus under the PBP for the chief executive officer, based on the formula in this section. The relative weight that corporate, business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, Company corporate performance is weighted at 70% and individual performance is weighted at 30%; and for the chief executive officer, Company corporate performance is weighted at 80% and individual performance is weighted at 20%. In addition to Company corporate and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.

72 | 2025 Information Circular TELUS Digital At-risk pay: long-term incentives 2024 long-term incentives Our Human Resources Committee designed an executive compensation program to achieve the objectives described above under “Key compensation principles.” This includes the grant of annual equity awards by our Human Resources Committee, which are used to encourage an ownership culture and align management with stockholders’ interests. On March 26, 2024, our Human Resources Committee approved long-term performance incentive awards for our executive leadership team, including our NEOs, and on September 16, 2024, for our CEO, which were granted under the 2021 LTIP. 50% of the equity granted to our executive leadership team was in the form of RSUs and 50% of the equity granted to our executive leadership team was in the form of PSUs. We believe the use of RSUs and PSUs align the compensation of the executive leadership team with shareholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s share price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below. The number of RSUs and PSUs granted were calculated based on the closing price per TIXT share on March 25, 2024, of USD $8.32 and on September 13, 2024, of USD $3.65. The RSUs generally vest 25% on each of the first two anniversaries and 50% on the third anniversary of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets: Ȝ 50% of the PSUs will be earned based on the Company’s TSR during the performance period as compared to the relative basis of the peer group TSR, which we refer to as Relative TSR; and Ȝ 50% of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS Accounting Standards, which we refer to as Organic Revenue Growth CAGR. In addition, on September 16, 2024, a grant of PSUs and Options were granted to the CFO and CGO who were selected for the TELUS Digital Passion for Growth Awards program. This unique and innovative initiative was created by the chair of the Board and designed to engage, recognize and reward key leaders who are driving quality of service and innovation for our TELUS Digital clients, whilst simultaneously reinvigorating the potent revenue and EBITDA growth that our shareholders deserve and expect from us. The number of Options granted were calculated based on the Black Scholes value of USD $1.50 and will vest on the third anniversary of the grant date. The number of PSUs granted were calculated based on the closing price per TELUS Digital share on September 16, 2024, of USD $3.65. The PSUs will vest on the third anniversary of the grant date, subject to achievement of the following targets: Ȝ One-third (⅓) of the PSUs will be earned each year of the performance period based on the Company’s actual performance level of adjusted EBITDA during each year of the performance period as compared to the target adjusted EBITDA. Ȝ For the PSUs, shares may not be transferred, pledged, sold or otherwise disposed of for a period of 12 months after the Vesting Date. The RSUs and PSUs are subject to forfeiture if the applicable holder resigns from the Company or is terminated with or without cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s qualifying retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. On occasion where in the best interest of the Company, subject to approval of the chair of the Human Resources Committee and execution of a full and final release agreement, vesting treatment for RSUs and PSUs may be modified upon separation. The individual grant values for each of our NEOs, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of plan-based awards table”, below.

TELUS Digital

Benchmarking

When making compensation decisions, the Human Resources Committee takes into consideration the value of total direct compensation (TDC), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The Human Resources Committee generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the Human Resources Committee's analysis of key factors including the NEO's performance and tenure.

In assessing competitive compensation levels and practices, the Human Resources Committee reviewed and compared compensation to executives at a peer group of companies. In connection with selecting companies for the peer group, the Human Resources Committee considered the following criteria: annual revenues, profitability, market capitalization and the comparator groups used by proxy advisory firms.

The Human Resources Committee selected the following list of companies that would comprise our peer group for 2024 compensation decisions:

Peer	Ticker	Exchange	As of fiscal year end date	Revenue (million USD $)
Black Knight, Inc.[1]	BKI	–	–	–
Concentrix Corporation	CNXC	NASDAQ	November 30, 2024	9,619
Conduent Incorporated	CNDT	NASDAQ	December 31, 2024	3,356
EPAM Systems, Inc.	EPAM	NYSE	December 31, 2024	4,728
Genpact Limited	G	NYSE	December 31, 2024	4,767
Jack Henry & Associates Inc.	JKHY	NASDAQ	June 30, 2024	2,216
Sabre Corporation	SABR	NASDAQ	December 31, 2023	2,908
TTEC Holdings, Inc	TTEC	NASDAQ	December 31, 2024	2,208
Unisys Corporation	UIS	NASDAQ	December 31, 2024	2,008
Verint Systems Inc.	VRNT	NASDAQ	January 31, 2024	910
WEX Inc.	WEX	NYSE	December 31, 2024	2,628
Peer average	–	–	–	**3,535**
TELUS Digital	**TIXT**	**NYSE / TSX**	**December 31, 2024**	**2,658**

(1) Black Knight's financial data is no longer publicly disclosed following its acquisition by ICE in 2023.

The Human Resources Committee reviewed a report on the Company's compensation programs for its executive leadership team, which incorporated data provided by our compensation consultant. Our compensation consultant collected compensation data from the companies in our competitor peer group (the most recent peer compensation data available at the time) and compared the information to the executive leadership team's target total direct compensation and the elements of which that target total direct compensation is comprised.

2024 actual compensation mix (percentage of total direct compensation) [1]

		CEO[2]		Other NEOs	
Compensation element	Provided as	Target (%)	2024 actual (%)	Target (%)	2024 actual (%)
Base salary (fixed)	Cash	12	7	23	21
Allowances (fixed)	Cash	–	–	–	–
Annual Performance bonus (at-risk)	Cash	14	9	15	9
Long-term incentive (at-risk)	RSUs	40	45	31	35
Long-term incentive (at-risk)	PSUs	34	38	27	30
Long-term incentive (at-risk)	Options	–	–	4	4

(1) Sum of percentages may not total 100% due to rounding.

(2) Includes CEO and FCEO.

2025 Information Circular | 73

74 | 2025 Information Circular TELUS Digital 2024 ACTUAL COMPENSATION Base salary compensation The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2024, were as follows: Name 2024 Annual Base Salary(1) (USD $) Jason Macdonnell 525,000 (2) Gopi Chande 420,000 (2) Michel Belec 385,000 (2) Michael Ringman 425,000 Brian Hannon 379,600 (3) Jeff Puritt 850,000 Vanessa Kanu 472,508 (2) Marilyn Tyfting 385,000 (2) (1) Base salary amounts above are as of December 31, 2024. The actual amount of base salary paid to our NEOs are reflected in the “Summary Compensation Table” and may be different from the above as annual merit increases for 2024 took effect on April 1, 2024. Mr. Macdonnell and Ms. Chande were appointed to their positions effective September 3, 2024, and March 4, 2024, respectively. (2) Base salary value converted from CAD $750,000 for Mr. Macdonnell; CAD $600,000 for Ms. Chande; CAD $550,000 for Mr. Belec and Ms. Tyfting; and CAD $675,012 for Ms. Kanu, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (3) Base salary value converted from EUR €365,000 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04. For more details about the actual amount of base salary paid to our NEOs in 2024, see “— Summary compensation table.” 2024 PBP payouts Each NEO’s annual performance bonuses were determined by applying the formulas outlined under the headings “— TELUS Digital performance bonus program”. Specifically, the Human Resources Committee assesses the Company’s corporate performance against the corresponding targets, as measured by the corporate scorecards for the Company, and then applies the corporate scorecard and personal performance multiplier for each NEO to determine the payout. In 2024, the annual performance targets for the NEOs ranged from 60% to 70% of base salary, and the FCEO’s annual performance bonus target was equal to 150% of base salary. Following its critical assessment of 2024 overall company performance, the human resources committee approved a corporate scorecard multiplier of 54% for all NEOs, including the CEO, and an individual multiplier ranging from 75% to 150%. Pursuant to Mr. Puritt’s and Ms. Tyfting’s separation agreements, 100% performance multipliers were applied. Based on the above, each of our NEOs received bonuses under the PBP for fiscal 2024. Named Executive Officer 2024 PBP Payout (USD $) Jason Macdonnell(1) 71,465 Gopi Chande(1) 184,675 Michel Belec(1) 171,866 Michael Ringman 169,855 Brian Hannon(3) 151,979 Jeff Puritt 886,546 Vanessa Kanu — Marilyn Tyfting(2) 212,120 (1) This value is converted from CAD $102,094 for Mr. Macdonnell, CAD $263,821 for Ms. Chande, and CAD $245,522 for Mr. Belec, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (2) Pursuant to Ms. Tyfting’s separation agreement, this amount was determined with 100% performance multipliers and the value converted from CAD $303,029 to USD, using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

2025 Information Circular | 75 TELUS Digital (3) This value is converted from EUR €146,134 for Mr. Hannon to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04. (4) Pursuant to Mr. Puritt’s transition agreement, this amount was determined with 100% performance multipliers. Long-term incentives The individual grant values for each of our NEOs granted in March and September 2024 under the 2021 LTIP, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of plan-based awards table”, below. Benefits and perquisites We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts as we do for all our employees. In addition, we offer our NEOs and all our employees the opportunity to purchase TELUS Digital subordinate voting shares at a 15% discount, through regular payroll deductions up to a maximum of USD $25,000 per year under the Company employee share purchase plan. We also offer Canadian executives who were participating in the TELUS employee share purchase plan before May 1, 2021, the opportunity to continue to participate in the TELUS employee share purchase plan and purchase TELUS shares through regular payroll deductions, with a match of currently 30% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan. The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a USD $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our FCEO; (3) a vehicle for our CEO, CFO and FCEO; (4) a vehicle allowance for our CLO and FCHRO; (5) telecom benefits for the home (for work and personal use) for our Canadian executives, including our CEO, CFO, CLO, FCFO and FCHRO; and (6) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2024, see “— Summary compensation table”. Our CEO and FCEO are entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO and FCHRO are entitled to participate in the DB Plan and the SERP 2020. Our CLO is entitled to participate in the DB Plan and SERP. Our CIO in the United States is eligible to participate in the Company’s 401(k) plan and is entitled to receive an employer matching contribution. Our CGO in Ireland is eligible to participate in the Company’s Defined Contribution Scheme and is entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2024, see “— Summary compensation table,” “— Pension benefits’’ and “— TELUS Nonqualified after-tax account”. Employment agreements We have entered into employment agreements with our NEOs. Details on NEO separation arrangements can be found below under “—Summary of NEO employment and separation agreements”. Company clawback policy In July 2023, the Board of Directors adopted a clawback policy to comply with the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules and requirements of the NYSE (including Section 303A.14 of the NYSE Listed Company Manual). In the event of an accounting restatement, under the Company’s clawback policy, the Human Resources Committee is authorized to recover certain incentive-based compensation paid to an executive officer of the Company on or after October 2, 2023, to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of our three most recently completed fiscal years preceding the restatement.

76 | 2025 Information Circular TELUS Digital Clawback policy for FCEO Mr. Puritt was employed as our president and chief executive officer until his retirement in September 2024. His agreement provided that our clawback policy applies to his compensation. This policy allows recovery or cancellation of certain incentives to executive officers in circumstances where (1) an accounting restatement is required due to material noncompliance with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period; and (2) an executive would have received less incentive compensation based on the restated financials. In the circumstances described above, our Board of Directors may cancel, or require the executive to repay, all or part of any incentive-based compensation, as defined by the NYSE Listed Company Manual. Our Board of Directors may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. We adopted a recoupment policy under which, upon certain triggering events, the Human Resources Committee is authorized to recoup or cancel all or a portion of certain incentive compensation from executive officers (as defined in accordance with SEC rules, which includes our NEOs). In addition, we will comply with the final terms of proposed Rule 10D-1 under the Exchange Act, implementing Section 954 of the Dodd-Frank Act. For further information, see “—Company clawback policy”. Executive share ownership guidelines Our executive share ownership demonstrates our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position. Position Share Ownership Requirement Chief executive officer 7x annual base salary Other executive leadership team including acting chief executive officer(1) 3x annual base salary (1) Pursuant to our share ownership requirement guidelines, the chief executive officer is required to hold shares equivalent to 7 times their annual base salary. Given the interim nature of the acting chief executive officer’s appointment, Mr. Macdonnell’s share ownership requirement is set at 3 times his base salary. An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50% of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met. Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement. Executive shareholdings summary The following table lists the number and value of shares and total equity (including subordinate voting shares and RSUs, but excluding all unvested PSUs and all Options) for each NEO as of March 26, 2025, who was still serving as an executive officer as at that date. It also shows total shareholdings as a multiple of the individual’s annual base salary.

TELUS Digital

Name	Base salary at year-end (USD $)	Total shares	Value of shares[1] (USD $)	Value of shareholdings as a multiple of base salary[2]	Total RSUs	Value of RSUs[1] (USD $)	Total equity (shares/ RSUs)	Value of total equity[1] (USD $)	Value of total equity as a multiple of base salary
Jason Macdonnell	525,000	5,083	13,775	0.03	562,433	1,524,193	567,516	1,537,968	2.93
Gopi Chande	420,000	6,986	18,932	0.05	261,679	709,150	268,665	728,082	1.73
Michel Belec	385,000	179,385	486,133	1.26	279,345	757,025	458,730	1,243,158	3.23
Michael Ringman	425,000	190,282	515,664	1.21	218,464	592,037	408,746	1,107,702	2.61
Brian Hannon	379,600	38,527	104,408	0.28	264,218	716,031	302,745	820,439	2.16

(1) On March 26, 2025, the closing share price on the NYSE was USD $2.71.

(2) Excludes PSUs and RSUs, per Company requirements. Pursuant to our guidelines, each NEO is required to attain the applicable level of share ownership within the five years of their hire or promotion. Mr. Macdonnell, Ms. Chande, Mr. Belec, Mr. Hannon, and Mr. Ringman began employment with TELUS Digital on September 3, 2024, March 4, 2024, September 16, 2016, March 1, 2024, and May 17, 2012 respectively.

Tax and accounting considerations

In making compensation decisions, the impact of accounting implications and tax treatment of significant compensation decisions are considered. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of IFRS Accounting Standards.

Conclusion

The Human Resources Committee believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

2025 Information Circular | 77

TELUS Digital

Summary compensation table

The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2024, December 31, 2023, and December 31, 2022.

Name and Principal Position	Year	Salary (USD $)[1]	Bonus (USD $)	Stock Awards (USD $)[2]	Option Awards (USD $)	Non-Equity Incentive Plan Compensation (USD $)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (USD $)	All Other Compensation (USD $)	Total (USD $)
Jason Macdonnell Acting Chief Executive Officer	2024	161,540 [3]	–	888,066 [18]	–	71,465 [20]	2,639,700 [7]	7,092 [5]	3,767,863
	2023	–	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–	–
Gopi Chande Chief Financial Officer	2024	360,534 [3]	–	1,453,696 [19]	200,001	184,675 [20]	73,867 [11]	20,149 [5]	2,292,922
	2023	–	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–	–
Michel Belec Chief Legal Officer	2024	375,589 [3]	–	1,436,377	–	171,866 [20]	(59,677) [14]	24,508 [6]	1,948,663
	2023	–	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–	–
Michael Ringman Chief Information Officer	2024	417,789		987,018	–	169,855	–	17,250 [17]	1,591,912
	2023	385,577	–	800,014	–	–	–	16,500	1,202,091
	2022	340,039		700,020	–	142,816	–	16,832	1,199,707
Brian Hannon Chief Growth Officer	2024	348,348 [4]	260,000 [9]	1,243,465	200,001	151,979 [21]	–	50,914 [10]	2,254,707
	2023	–	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–	–
Jeff Puritt Former President and Chief Executive Officer	2024	612,327	–	7,771,170	–	886,546	986,730 [16]	79,014 [12]	10,335,787
	2023	850,000	–	6,975,007	–	–	832,574	66,670	8,724,251
	2022	850,000	–	6,625,020	–	892,500	2,016,775	88,340	10,472,635
Vanessa Kanu Former Chief Financial Officer	2024	132,302 [3]	–	–	–	–	–	3,012 [13]	135,314
	2023	504,562	–	2,250,032	–	–	–	64,677	2,819,271
	2022	443,901	–	1,500,020	–	210,052	–	51,100	2,205,073
Marilyn Tyfting Former Chief Human Resources Officer	2024	341,315 [3]	–	1,461,835	–	212,120 [20]	413,028 [15]	18,302 [8]	2,446,600
	2023	374,369	–	1,000,028	–	–	272,802	26,960	1,674,159
	2022	336,483	–	1,000,013	–	160,028	1,853	26,342	1,524,719

(1) Actual base salary paid in 2024 differs from our NEO's annual base salary because annual merit increases for 2024 took effect on April 1, 2024. Mr. Macdonnell, Ms. Chande, and Mr. Hannon, were appointed to their positions effective September 3, 2024, March 4, 2024, and March 1, 2024, respectively.

(2) The values set forth in the Stock Awards column for 2024 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on March 1, 2024, March 26, 2024, and/or September 16, 2024, computed in accordance with IFRS Accounting Standards.

(3) With respect to Mr. Macdonnell, Ms. Chande, Mr. Belec, and Ms. Kanu's base salary, the value is converted from CAD $230,772 for Mr. Macdonnell, CAD $515,049 for Ms. Chande, CAD $536,556 for Mr. Belec, CAD $487,593 for Ms. Tyfting, and CAD $189,003 for Ms. Kanu, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(4) With respect to Mr. Hannon's base salary, the value is converted from EUR €334,950 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.

(5) For Mr. Macdonnell and Ms. Chande, all other compensation includes perquisites as follows: personal use of company vehicle, employer contributions under the TELUS Employee Share Purchase Plan, parking and telecommunications concessions (including gross-ups for applicable taxes) and an annual executive health assessment, which each such perquisite totals less than USD $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of USD $0.70.

(6) For Mr. Belec, all other compensation includes perquisites as follows: vehicle allowance, employer contributions under the TELUS Employee Share Purchase Plan, parking and telecommunications concessions (including gross-ups for applicable taxes) and an annual executive health assessment, which each such perquisite totals less than USD $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(7) This value is converted from CAD $3,771,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70 and reflects the actuarial increase in the present value of Mr. Macdonnell's benefits under the DB Plan and the SRA. See "–TELUS Retirement Plan Benefits" for more information on the pension plan benefits and how such amounts are calculated.

78 | 2025 Information Circular

2025 Information Circular | 79 TELUS Digital (8) For Ms. Tyfting, all other compensation includes perquisites as follows: vehicle allowance, employer contributions under the TELUS Employee Share Purchase Plan, and telecommunications concessions (including gross-ups for applicable taxes), which each such perquisite totals less than USD $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. Separation payment in the form of salary continuance in the amount of CAD $161,581 is not included. (9) This value is converted from EUR €250,000 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04. (10) For Mr. Hannon, this includes the following amounts related to perquisites: EUR €43,844 for the employer matching contributions to the Company’s pension plan and EUR €5,112 for commissions. These values were converted from EUR to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04. (11) This value is converted from CAD $105,524 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70 and reflects the actuarial increase in the present value of Ms. Chande’s benefits under the DB Plan and the SERP 2020. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated. (12) For Mr. Puritt, this includes the following amounts: USD $1,912 taxable benefit for personal use of company vehicle, USD $25,000 for his annual financial and tax planning allowance pursuant to his employment agreement, and USD $52,102 for security and telecom benefits for the home. It does not include his separation payment of USD $1,700,000. (13) For Ms. Kanu, all other compensation includes perquisites as follows: employer contributions under the TELUS Employee Share Purchase Plan, and telecommunications concessions (including gross-ups for applicable taxes), which each such perquisite totals less than USD $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (14) This value is converted from CAD $(85,253) to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70, and reflects the actuarial decrease in the present value of Mr. Belec’s benefits under the DB Plan and the SERP. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated. (15) This value is converted from CAD $590,040 to USD using the Bank of Canada exchange rate on December 31, 2024, of USD $0.70, and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan and the SERP 2020. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated. (16) This value includes the actuarial increase in the present value of Mr. Puritt’s benefit under the DB Plan that is converted from CAD $(27,457) to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70, and the actuarial increase in the present value of his benefits under the SRA and the JP SRA which are paid in USD. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated. (17) For Mr. Ringman, all other compensation includes perquisites as follows: employer matching contributions to the Company’s 401(k) plan, which each such perquisite totals less than USD $25,000. (18) This value represent the aggregate grant date fair market value of TELUS’ RSUs, performance-contingent RSUs (at target), and MPSUs granted on February 23, 2024; and TELUS Digital RSUs and PSUs (at target) granted on September 16, 2024, to Mr. Macdonnell, computed in accordance with IFRS Accounting Standards. (19) This value represent the aggregate grant date fair market value of TELUS’ RSUs, performance-contingent RSUs (at target), and MPSUs granted on February 23, 2024, and TELUS Digital RSUs and PSUs (at target) granted to Ms. Chande on March 26, 2024, and September 16, 2024, computed in accordance with IFRS Accounting Standards. (20) With respect to Mr. Macdonnell, Ms. Chande, Mr. Belec, and Ms. Tyfting’s performance bonus, the value is converted from CAD $102,094 for Mr. Macdonnell, CAD $263,821 for Ms. Chande, CAD $245,522 for Mr. Belec, and CAD $303,029 for Ms. Tyfting, to USD using the Bank of Canada exchange rate on December 31, 2024, of USD $0.70. (21) With respect to Mr. Hannon’s performance bonus, the value is converted from EURO 146,134 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.

TELUS Digital

Grants of plan-based awards

The following table provides additional information about plan-based compensation awards for the fiscal year ended December 31, 2024.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares or units (#)	Exercise or base price of option awards (#)	Grant date fair value of stock and option awards (USD $/ Sh)	Grant date fair value of stock and option awards
		Threshold (USD $)	Target (USD $)	Maximum (USD $)	Threshold (#)	Target (#)	Maximum (#)				
Jason Macdonnell	Annual Incentive (1)	–	367,500(5)	551,250(5)	–	–	–	–	–	–	–
	2/23/2024 (7)	–	–	–	–	–	–	18,919	–	–	318,501
	2/23/2024 (8)	–	–	–	5,927	11,854	23,708	–	–	–	199,562
	9/16/2024 (2)	–	–	–	–	–	–	50,685	–	–	185,000
	9/16/2024 (3)	–	–	–	12,672	25,343	50,686	–	–	–	92,502
	9/16/2024 (3)	–	–	–	17,789	35,577	71,154	–	–	–	92,500
Gopi Chande	Annual Incentive (1)	–	294,000(5)	441,000(5)	–	–	–	–	–	–	–
	2/23/2024 (7)	–	–	–	–	–	–	9,460	–	–	159,259
	2/23/2024 (8)	–	–	–	2,805	5,609	11,218	–	–	–	94,427
	3/26/2024 (2)	–	–	–	–	–	–	60,097	–	–	500,007
	3/26/2024 (3)	–	–	–	15,025	30,049	60,098	–	–	–	250,008
	3/26/2024 (3)	–	–	–	10,443	20,885	41,770	–	–	–	249,993
	9/16/2024 (3)	–	–	–	27,398	54,795	109,590	–	–	–	200,002
	9/16/2024 (4)	–	–	–	–	–	–	–	133,245	3.65	200,001
Michel Belec	Annual Incentive (1)	–	269,500(5)	404,250(5)	–	–	–	–	–	–	–
	3/1/2024 (2)	–	–	–	–	–	–	13,253	–	–	136,373
	3/26/2024 (2)	–	–	–	–	–	–	66,106	–	–	550,002
	3/26/2024 (3)	–	–	–	16,527	33,053	66,106	–	–	–	275,001
	3/26/2024 (3)	–	–	–	11,487	22,974	45,948	–	–	–	274,999
	9/16/2024 (2)	–	–	–	–	–	–	54,795	–	–	200,002
Michael Ringman	Annual Incentive (1)	–	297,500	446,250	–	–	–	–	–	–	–
	3/1/2024 (2)	–	–	–	–	–	–	13,315	–	–	137,011
	3/26/2024 (2)	–	–	–	–	–	–	51,082	–	–	425,002
	3/26/2024 (3)	–	–	–	12,771	25,541	51,082	–	–	–	212,501
	3/26/2024 (3)	–	–	–	8,877	17,753	35,506	–	–	–	212,503
Brian Hannon	Annual Incentive (1)	–	227,760(6)	341,640(6)	–	–	–	–	–	–	–
	3/1/2024 (2)	–	–	–	–	–	–	4,223	–	–	43,455
	3/26/2024 (2)	–	–	–	–	–	–	60,097	–	–	500,007
	3/26/2024 (3)	–	–	–	15,025	30,049	60,098	–	–	–	250,008
	3/26/2024 (3)	–	–	–	10,433	20,885	41,770	–	–	–	249,993
	9/16/2024 (3)	–	–	–	27,398	54,795	109,590	–	–	–	200,002
	9/16/2024 (4)	–	–	–	–	–	–	–	133,245	3.65	200,001

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TELUS Digital

Jeff Puritt	Annual Incentive [1]	—	1,275,000	1,912,500	—	—	—	—	—	—	—
	3/1/2024 [2]	—	—	—	—	—	—	67,654	—	—	696,160
	3/26/2024 [2]	—	—	—	—	—	—	425,181	—	—	3,537,506
	3/26/2024 [3]	—	—	—	106,296	212,591	425,182	—	—	—	1,768,757
	3/26/2024 [3]	—	—	—	73,883	147,765	295,530	—	—	—	1,768,747
Vanessa Kanu	Annual Incentive [1]	—	330,750[5]	496,125[5]	—	—	—	—	—	—	—
Marilyn Tyfting	Annual Incentive [1]	—	269,500[5]	404,250[5]	—	—	—	—	—	—	—
	3/1/2024 [2]	—	—	—	—	—	—	15,727	—	—	161,831
	3/26/2024 [2]	—	—	—	—	—	—	66,106	—	—	550,002
	3/26/2024 [3]	—	—	—	16,527	33,053	66,106	—	—	—	275,001
	3/26/2024 [3]	—	—	—	11,487	22,974	45,948	—	—	—	274,999
	9/16/2024 [2]	—	—	—	—	—	—	54,795	—	—	200,002

(1) This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2024. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (150% of base salary for Mr. Puritt; 70% of base salary for Mr. Macdonnell, Mr. Belec, Ms. Chande, and Ms. Tyfting; and 60% of base salary for Mr. Hannon) and maximum (150% of target). Actual payments based on the Company's performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) This row reflects the number of equity-settled RSUs awarded in the fiscal year ended December 31, 2024, which were granted under the 2021 LTIP.

(3) This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.

(4) These rows reflect the equity-settled Options awarded in the fiscal year ended on December 31, 2024, which were granted under the 2021 LTIP.

(5) Annual incentive amounts converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70, as follows: target of CAD $525,000 and a maximum of CAD $787,500 for Mr. Macdonnell, target of CAD $420,000 and a maximum of CAD $630,000 for Ms. Chande, target of CAD $385,000 and a maximum of CAD $577,500 for Mr. Belec and Ms. Tyfting; and target of CAD $472,500 and a maximum of CAD $708,750 for Ms. Kanu.

(6) Annual incentive amount converted from EUR to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04, as follows: target of EUR €219,000 and a maximum of EUR €328,500 for Mr. Hannon.

(7) This row reflects the number of TELUS RSUs awarded in the fiscal year ended December 31, 2024, which were granted under the TELUS RSU Plan. The grant value converted from CAD $455,002 for Mr. Macdonnell and CAD $227,513 for Ms. Chande, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(8) This row reflects the number of performance-contingent RSUs and MPSUs awarded in the fiscal year ended December 31, 2024, which were granted under the TELUS RSU Plan and the TELUS PSU Plan. The grant value converted from CAD $285,089 for Mr. Macdonnell and CAD $134,896 for Ms. Chande, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

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Outstanding equity awards at fiscal year-end

The table below summarizes all option-based and share-based awards granted by the Company that were outstanding as of December 31, 2024, which includes RSUs, PSUs, and Options.

Name	Number of securities underlying unexercised options (#) exercisable	Option Awards[1]			Stock Awards	
		Number of securities underlying unexercised options (#) unexercisable	Option exercise price (USD $)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested (USD $)[3]
Jason Macdonnell	–	–		–	111,605 [7]	437,492
	–	–	–	–	52,928 [14]	722,098
Gopi Chande	–	133,245 [3]	3.65	9/16/2034	–	–
	–	–	–	–	165,826 [8]	650,038
	–	–	–	–	28,138[15]	383,893
Michel Belec	36,684	12,227 [4]	25	2/2/2031	–	–
	–	–	–	–	246,728 [9]	915,163
Michael Ringman	41,925	13,974 [4]	25	2/2/2031	–	–
	–	–	–	–	167,592 [10]	604,950
Brian Hannon	–	133,245 [3]	3.65	9/16/2034	–	–
	–	–	–	–	211,958 [11]	830,875
Jeff Puritt	296,942	–	4.87	12/23/2026	–	–
	539,892	–	4.87	12/23/2026	–	–
	1,259,748	–	8.94	12/23/2026	–	–
	125,770	41,923	25	2/2/2031	–	–
	–	–	–	–	1,373,582 [12]	4,892,211
Vanessa Kanu	–	–	–	–	–	–
Marilyn Tyfting	62,887	20,962 [4]	25	2/2/2031	–	–
	–	–	–	–	273,678 [13]	998,518

(1) All Options have a term of ten years.

(2) The value is based on a closing TIXT share price of USD $3.92 on December 31, 2024.

(3) Represents equity-settled Option awards granted on September 16, 2024, to Ms. Chande and Mr. Hannon. These Options fully vest on September 16, 2027.

(4) Represents equity-settled Options that fully vest on the first trading day after February 2, 2025.

(5) Represents Option awards granted on December 23, 2016, to Mr. Puritt. These Options fully vested on December 23, 2020, and became exercisable upon the effective date of the initial public offering.

(6) For information about the treatment of Mr. Puritt's and Ms. Tyfting's outstanding equity awards upon their separation, see "—Summary of NEO Employment and Separation Agreements."

(7) Includes 50,685 equity-settled RSUs that will vest 25% each over two years on September 16, 2025, and 2026 and 50% on September 16, 2027; 25,343 equity-settled PSUs (at target) that will vest on September 16, 2027; and 35,577 equity-settled PSUs (at target) that will vest on September 16, 2027.

(8) Includes 60,097 equity-settled RSUs that will vest 25% each over two years on March 26, 2025 and 2026 and 50% on March 26, 2027; 30,049 equity-settled PSUs (at target) that will vest on March 26, 2027; 20,885 equity-settled PSUs (at target) that will vest on March 26, 2027; and 54,795 equity-settled PSUs (at target) that will vest on September 16, 2027.

(9) Includes 9,531 equity-settled RSUs that will vest on February 28, 2025; 2,742 equity-settled RSUs that will vest on May 20, 2025; 6,634 equity-settled RSUs that will vest ratably over two years on March 21, 2025 and 2026; 13,285 equity-settled RSUs that will vest 25% on March 17, 2025, and 50% on March 17, 2026; 6,626 equity-settled RSUs that will vest on December 20, 2025; 66,106 equity-settled RSUs that will vest 25% each on March 26, 2025, and 2026 and 50% on March 26, 2027; 54,795 equity-settled RSUs that will vest 25% each over two years on September 16, 2025, and 2026 and 50% on September 16, 2027; 13,268 equity-settled PSUs (at target) that will vest on March 21, 2025; 17,714 equity-settled PSUs (at target) that will vest on March 17, 2026; 33,053 equity-settled PSUs (at target) that will vest on March 26, 2027; and 22,974 equity-settled PSUs (at target) that will vest on March 26, 2027.

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(10) Includes 10,892 equity-settled RSUs that will vest on February 28, 2025; 2,699 equity-settled RSUs that will vest on May 20, 2025; 6,634 equity-settled RSUs that will vest ratably over two years on March 21, 2025, and 2026; 14,171 equity-settled RSUs that will vest 25% on March 17, 2025, and 50% on March 17, 2026; 6,657 equity-settled RSUs that will vest on December 20, 2025; 66,106 equity-settled RSUs that will vest 25% each on March 26, 2025, and 2026 and 50% on March 26, 2027; 51,082 equity-settled RSUs that will vest 25% each over two years on September 16, 2025, and 2026 and 50% on September 16, 2027; 13,268 equity-settled PSUs (at target) that will vest on March 21, 2025; 18,895 equity-settled PSUs (at target) that will vest on March 17, 2026; 25,541 equity-settled PSUs (at target) that will vest on March 26, 2027; and 17,753 equity-settled PSUs (at target) that will vest on March 26, 2027.

(11) Includes 5,000 equity-settled RSUs that will vest February 28, 2025; 643 equity-settled RSUs that will vest on May 20, 2025; 2,843 equity-settled RSUs that will vest ratably over two years on March 21, 2025, and 2026; 3,207 equity-settled RSUs that will vest 25% on March 17, 2025, and 50% on March 17, 2026; 32,328 equity-settled RSUs that will vest 25% on November 15, 2025, and 50% on November 15, 2026; 2,111 equity-settled RSUs that will vest December 20, 2025; 60,097 equity-settled RSUs that will vest 25% each over two years on March 26, 2025, and 2026 and 50% on March 26, 2027; 30,049 equity-settled PSUs (at target) that will vest on March 26, 2027; 20,885 equity-settled PSUs (at target) that will vest on March 26, 2027; 54,795 equity-settled PSUs (at target) that will vest on September 16, 2027.

(12) Includes 51,327 equity-settled RSUs that will vest February 28, 2025; 26,247 equity-settled RSUs that will vest on May 20, 2025; 62,784 equity-settled RSUs that will vest ratably over two years on March 21, 2025, and 2026; 123,553 equity-settled RSUs that will vest 25% on March 17, 2025, and 50% on March 17, 2026; 33,827 equity-settled RSUs that will vest December 20, 2025; 425,181 equity-settled RSUs that will vest 25% each over two years on March 26, 2025, and 2026 and 50% on March 26, 2027; 125,569 equity-settled PSUs (at target) that will vest on March 21, 2025; 164,738 equity-settled PSUs (at target) that will vest on March 17, 2026; 212,591 equity-settled PSUs (at target) that will vest on March 26, 2027; and 147,765 equity-settled PSUs (at target) that will vest on March 26, 2027.

(13) Includes 16,339 equity-settled RSUs that will vest February 28, 2025; 2,785 equity-settled RSUs that will vest on May 20, 2025; 9,476 equity-settled RSUs that will vest ratably over two years on March 21, 2025, and 2026; 17,714 equity-settled RSUs that will vest 25% on March 17, 2025, and 50% on March 17, 2026; 7,863 equity-settled RSUs that will vest December 20, 2025; 66,106 equity-settled RSUs that will vest 25% each over two years on March 26, 2025 and 2026 and 50% on March 26, 2027; 54,795 equity-settled RSUs that will vest 25% each over two years on September 16, 2025, and 2026 and 50% on September 16, 2027; 30,049 equity-settled PSUs (at target) that will vest on March 26, 2027; 20,885 equity-settled PSUs (at target) that will vest on March 26, 2027; and 54,795 equity-settled PSUs (at target) that will vest on September 16, 2027. For information about the treatment of Ms. Tyfting's outstanding equity awards upon her separation, see "—Summary of NEO Employment and Separation Agreements."

(14) Includes 13,257 and 19,943 TELUS RSUs that will vest on November 20, 2025, and November 14, 2026 respectively; 7,140 and 10,740 performance-contingent RSUs (at target) that will vest on November 20, 2025, and November 14, 2026, respectively; and 1263 and 585 MPSUs that will vest on November 20, 2025, and November 14, 2026, respectively.

(15) Includes 7,954 and 9,972 TELUS time-vested RSUs that will vest on November 20, 2025, and November 14, 2026 respectively; 4,286 and 5,372 performance-contingent RSUs (at target) that will vest on November 20, 2025, and November 14, 2026, respectively; and 374 and 180 MPSUs that will vest on November 20, 2025, and November 14, 2026, respectively.

Option exercised and shares vested

The following table provides information on share options that were exercised and shares that were acquired on vesting of stock awards by each NEO during the 2024 fiscal year.

Name	Option Awards		Stock Awards	
	Number of sharesacquired or exercised (#)	Value realized on exercise (USD $)	Number of shares acquired on vesting (#)[(1)]	Value realized on vesting (USD $)[(2)]
Jason Macdonnell	–	–	20,580	238,088
Gopi Chande	–	–	16,487	216,350
Michel Belec	–	–	37,616	212,274
Michael Ringman	–	–	39,090	226,734
Brian Hannon	–	–	21,023	121,206
Jeff Puritt	–	–	288,966	1,546,437
Vanessa Kanu	–	–	44,233	389,739
Marilyn Tyfting	–	–	48,774	303,738

(1) The values in this column represent vested equity-settled RSUs and PSUs (at target) that were granted pursuant to the 2021 LTIP, TELUS RSUs and performance-contingent RSUs that were granted under the TELUS RSU Plan, and medium-term incentives (MPSUs) granted under the TELUS PSU Plan, including reinvested dividends or dividend equivalents for the TELUS RSUs.

(2) The value realized on vesting for the TELUS RSU, performance-contingent RSU and MPSU components are converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

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84 | 2025 Information Circular TELUS Digital TELUS Retirement plan benefits Defined benefit pension and supplemental retirement arrangement — Jason Macdonnell Mr. Macdonnell participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration. Pensionable remuneration for Mr. Macdonnell under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse. The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25% for each month that the participant’s age is less than 65. The SRA permits TELUS to grant additional years of credited service. Effective January 1, 2025, Mr. Macdonnell commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Macdonnell’s prior years of service with TELUS, from January 7, 2022, to December 31, 2024, were recognized under the SRA. Defined benefit pension and supplemental pension plan — Gopi Chande As of January 1, 2021, Ms. Chande participates in the TELUS retirement program for vice presidents and senior vice presidents The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive five-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration. Pensionable remuneration for Ms. Chande under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse. The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age.

2025 Information Circular | 85 TELUS Digital Effective January 1, 2021, Ms. Chande ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020. Defined benefit pension and supplemental pension plan — Michel Belec Mr. Belec participates in a TELUS retirement program for members that were hired prior to January 1, 2005. The retirement program consists of the DB Plan, which is a contributory Canadian registered defined benefit pension plan, and the SERP, which is a supplemental pension benefit plan that provides benefits to retired members in addition to the pension income provided under the DB Plan. The SERP supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as a percentage (which is different for different periods of service depending on the elections of the member) of a participant’s highest consecutive five years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration. A portion of the retirement benefits under the DB Plan and SERP are indexed annually after retirement in accordance with inflation increases, to an annual maximum of 2%. Pensionable remuneration for Mr. Belec under the SERP is equal to his base salary plus the actual annual performance bonus paid to him in cash. As a common with nonregistered plans of this nature, the SERP is unfunded. The pension benefits under the registered DB Plan and the SERP are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse. The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age. Defined benefit pension and supplemental pension plan — Jeff Puritt Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration. Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, which may equal up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse. The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant’s service (excluding any extra years of credited service granted) is less than 15 years, and 0.25% for each month that the participant’s age is less than 65. The SRA permits TELUS to grant additional years of credited service.

86 | 2025 Information Circular TELUS Digital Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt’s prior years of service with TELUS, from July 26, 2001, to December 31, 2015 were recognized under the SRA in three equal instalments on each of January 1, 2018, January 1, 2020, and January 1, 2022. Effective May 1, 2023, Mr. Puritt ceased active participation in the registered defined benefit pension plan and the SRA. A new supplemental pension benefit plan, the Supplemental Retirement Agreement for Jeff Puritt (JP SRA), was established effective May 1, 2023. The JP SRA provides similar pension benefits as the aggregate of the Canadian-registered defined benefit pension plan and the SRA, but only in respect of service on and after May 1, 2023. Mr. Puritt terminated employment on September 4, 2024, and will commence receiving pension benefits in 2025. Defined benefit pension and supplemental pension plan — Marilyn Tyfting As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive five years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration. Ms. Tyfting is also being provided with two years of pensionable service in in the SERP 2020 for each year from January 1, 2024 to June 30, 2026, pursuant to the terms and conditions of the separation agreement by and between the Company and Ms. Tyfting, effective June 30, 2024. Pensionable remuneration for Ms. Tyfting under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse. The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age. Effective January 1, 2020, Ms. Tyfting ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.

TELUS Digital

Pension benefits

The following table sets out information regarding Mr. Macdonnell's DB Plan and SRA retirement benefits, Ms. Chande's DB Plan and SERP 2020 retirement benefits, Mr. Belec's DB Plan and SERP retirement benefits, Mr. Puritt's DB Plan, SRA, and SRA JP retirement benefits, and Ms. Tyfting's DB Plan and SERP 2020 retirement benefits as of December 31, 2024.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit (USD $)(1)	Payments During Last Fiscal Year (USD $)
Jason Macdonnell	DB Plan	2	79,310 (2)	–
	SRA	23	3,855,390 (3)	–
Gopi Chande	DB Plan	4	128,100 (4)	–
	SERP 2020	4	180,250 (5)	–
Michel Belec	DB Plan	29.38	1,409,240 (6)	–
	SERP	29.38	2,232,510 (7)	–
Jeff Puritt	DB Plan	7.333	306,880 (8)	–
	SRA	21.75	10,680,084 (9)	–
	SRA JP	1.333	713,486 (10)	–
Marilyn Tyfting	DB Plan	5	174,020 (11)	–
	SERP 2020	6	814,100 (12)	–

(1) The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 4.65% per annum. Mortality rates are assumed to follow the 80% of the Canadian Pensioners' Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.

(2) This value is converted from CAD $113,300 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(3) This value is converted from CAD $5,507,700 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(4) This value is converted from CAD $183,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(5) This value is converted from CAD $257,500 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(6) This value is converted from CAD $2,013,200 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(7) This value is converted from CAD $3,189,300 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(8) This value is converted from CAD $438,400 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(9) This value reflects the amount and currency of the pension that the member is entitled to under the SRA.

(10) This value reflects the amount and currency of the pension that the member is entitled to under the SRA JP.

(11) This value is converted from CAD $248,600 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(12) This value is converted from CAD $1,163,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

TELUS non-qualified after-tax account

Mr. Macdonnell, Mr. Puritt, Ms. Kanu and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a "top-up" program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.

Participants can elect to contribute between 3% and 10% of their income and, based on their election, the Company will make a matching contribution that ranges between 3% and 8%. Contributions up to the CRA maximum annual contribution limit are deposited in the participant's Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully

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vested in the participant's own contributions; a participant vests in the Company contributions after the participant's termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.

Mr. Macdonnell participated in the Savings Plan prior to 2024, but effective January 1, 2024, Mr. Macdonnell ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Mr. Puritt participated in the Savings Plan prior to 2016, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Kanu participated in the Defined Contribution Plan and Savings Plan at the 8% contribution level for which she received a corresponding 8% Company match. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.

The following table provides information regarding Mr. Macdonnell's, Mr. Puritt's, Ms. Kanu's and Ms. Tyfting's benefits under the Savings Plan as of December 31, 2024, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year (USD $)	Registrant Contributions in Last Fiscal Year (USD $)(1)	Aggregate Earnings in Last Fiscal Year (USD $)(2)	Aggregate Withdrawals / Distributions (USD $)	Aggregate Balance at Last Fiscal Year-End (USD $)
Jason Macdonnell	–	–	10,646	–	123,117 (3)
Jeff Puritt	–	–	18,615	–	376,643 (4)
Vanessa Kanu	–	–	29,330	–	261,719 (5)
Marilyn Tyfting	–	–	10,694	–	173,090 (6)

(1) Represents the Company's contributions under the Savings Plan.

(2) Represents aggregate earnings based on investment performance.

(3) This value is converted from CAD $175,881 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(4) This value is converted from CAD $538,061 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(5) This value is converted from CAD $373,884 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(6) This value is converted from CAD $247,271 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

Summary of NEO employment and separation agreements

We have entered into employment agreements with each of our NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:

Jason Macdonnell

On September 3, 2024, we entered into an offer of employment with Mr. Macdonnell setting forth the terms and conditions of his employment as our CEO. Mr. Macdonnell's offer letter provides for (1) a base salary (CAD $750,000); (2) an annual incentive bonus target (70%) of his annual base salary; (3) participation in the 2021 LTIP; and (4) participation in other benefit plans of the Company. Under his employment agreement, Mr. Macdonnell was also entitled to receive an initial grant of long-term incentive compensation with a grant value of CAD $500,000 and another grant in March 2025 with a grant value of CAD $1,200,000.

In the event that Mr. Macdonnell's employment is terminated by the Company without just cause, he will be entitled to a lump-sum separation payment equal to 24 months of his then-current base salary, as well as continued health benefits for such a period of time. Mr. Macdonnell is also entitled to exercise any rights with respect to equity awards arising as a result of his termination of employment pursuant to the express terms of the applicable equity plan. Mr. Macdonnell's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and 24 months post-termination of employment, as well as perpetual confidentiality covenants. All separation benefits are subject to the execution and non-revocation of a general release.

88 | 2025 Information Circular

2025 Information Circular | 89 TELUS Digital Gopi Chande On March 4, 2024, we entered into an offer of employment with Ms. Chande setting forth the terms and conditions of her employment as our Chief Financial Officer. Ms. Chande’s offer letter provides for (1) a base salary (currently CAD $600,000); (2) an annual incentive bonus target (currently 70%) of her annual base salary; and (3) participation in the 2021 LTIP. Under her employment agreement, Ms. Chande was also entitled to receive an initial grant of long-term incentive compensation with a grant value of USD $1,000,000. In the event that Ms. Chande’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum separation payment equal to 18 months of her then-current base salary, as well as continued health benefits for such a period of time. Ms. Chande will also be allowed to exercise rights, if any, arising as a result of the termination of her employment pursuant to the express terms of the LTI Plan, as amended from time to time, in respect of compensation granted or allocated to her prior to her termination date. Ms. Chande’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and 12 months post-termination of employment, as well as perpetual confidentiality covenants. All separation benefits are subject to the execution and non-revocation of a general release. Michel Belec On December 31, 2024, we signed an agreement with Mr. Belec, confirming the terms and conditions of his employment as set forth in his September 16, 2016, offer of employment as our Chief Legal Officer and Corporate Secretary. Mr. Belec’s offer letter provides for (1) a base salary (currently CAD $550,000); (2) an annual incentive bonus target (currently 70%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) eligibility to participate in a TELUS management performance share unit plan; and (6) certain perquisites, including a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program. In the event that Mr. Belec’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum separation payment equal to 18 months of his then-current base salary, as well as continued health benefits for such period of time. Mr. Belec is also entitled to exercise any rights arising as a result of his termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Mr. Belec’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All separation benefits are subject to the execution and non-revocation of a general release. Michael Ringman On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) a base salary (currently $400,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of USD $40,000 under the MIP upon the completion of six months of employment. In the event that Mr. Ringman’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum payment equal to six months of base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Ringman, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation includes Mr. Ringman’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All separation benefits are subject to the execution of a general release.

90 | 2025 Information Circular TELUS Digital Brian Hannon On March 1, 2024, we entered into an offer of employment with Mr. Hannon setting forth the terms and conditions of his employment as our Chief Growth Officer. Mr. Hannon’s offer letter provides for (1) a base salary (EUR 365,000); (2) an annual incentive bonus target (60%) of his annual base salary; (3) eligibility for a quarterly bonus of EUR €25,000 in 2024 based on achievement of revenue targets; and (4) a one-time cash bonus in the amount of EUR €200,000. Under his employment agreement, Mr. Hannon was also entitled to receive an initial grant of long-term incentive compensation with a grant value of USD $1,000,000. In the event that Mr. Hannon’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to three months’ pay in lieu of notice. Mr. Hannon’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment. Jeff Puritt On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our president and chief executive officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary (USD $850,000 in 2024); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the Human Resources Committee, in consultation with chair of the Board (150% in 2024); (3) participation in the MIP; (4) opportunity to earn an additional annual allowance of USD $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses related to his employment agreement up to USD $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA. On September 3, 2024 (Separation Date), Mr. Puritt entered into a transition agreement with the Company. Pursuant to his transition agreement, Mr. Puritt received a separation payment equal to 24 months of his then-current base salary and COBRA insurance continuation for 18 months. Mr. Puritt is entitled to exercise rights that he has, arising as a result of the cessation of his employment pursuant to the terms of the 2021 LTIP and any applicable grant agreements, in respect of compensation granted or allocated to him prior to her termination date. Mr. Puritt’s outstanding and unvested long term grants issued under the 2021 LTIP will continue to vest in accordance with their terms as though he retired under the terms of the 2021 LTIP. Mr. Puritt’s transition agreement includes certain 24-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants. All separation benefits are subject to the execution and non-revocation of a general release. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details. As of the Separation Date, Mr. Puritt’s hold requirements expired and he is free to sell, transfer or otherwise dispose of (subject to any applicable trade restrictions and in compliance with our Insider Trading Policy) all of the share settled grants described in his hold agreement. For a period of 18 months following the Separation Date, Mr. Puritt will have the put right to cause TELUS to purchase all TELUS Digital subordinate voting shares held by Mr. Puritt as at the Separation Date, to the extent not previously sold. Vanessa Kanu We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our CFO, effective September 7, 2020. Prior to Ms. Kanu’s resignation from the company, effective March 31, 2024, Ms. Kanu’s employment agreement provided for (1) a base salary (CAD $675,012 in 2024); (2) an annual incentive bonus target (70% in 2024) of her annual base salary, and for 2020 only, the annual incentive compensation award will be no

2025 Information Circular | 91 TELUS Digital less than CAD $210,000 (70% of the target award); (3) participation in the MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigned prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu was also entitled to receive a grant of long-term incentive compensation with a grant value of USD $1,200,000 and a grant of phantom restricted share units with a grant value of USD $750,000. As of March 31, 2024, Ms. Kanu’s employment agreement was terminated and all outstanding and unvested long term grants issued under the 2021 LTIP were cancelled. Marilyn Tyfting On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer (Chief Human Resources Officer in 2024). Ms. Tyfting’s offer letter provided for (1) a base salary (CAD $550,000 in 2024); (2) an annual incentive bonus target (70% in 2024) of her annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (CAD $1,250 in 2024) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program. On May 1, 2024, Ms. Tyfting entered into a separation agreement with the Company, effective as of June 30, 2024, then amended to October 11, 2024. Pursuant to her separation agreement, Ms.Tyfting will be provided 24 months of salary continuance (the Continuance Period) based on her then-current base salary of CAD $550,000, bonuses during the Continuance Period using 70% bonus factor multipliers, and continued participation in the benefits programs in which she currently participates over the Continuance Period, to the extent permitted by applicable benefits providers and insurers. Pursuant to the terms of Ms. Tyfting’s employment agreement, dated August 18, 2015, Ms. Tyfting is entitled to exercise rights that she has, arising as a result of the cessation of her employment pursuant to the terms of the 2021 LTIP and any applicable grant agreements, in respect of compensation granted or allocated to her prior to her termination date. As a gratuitous enhancement to such rights, her outstanding and unvested long-term grants issued under the 2021 LTIP will continue to vest during the Continuance Period in accordance with their terms as though she retired under the terms of the 2021 LTIP. Ms. Tyfting’s separation agreement includes certain 24-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants and a release of claims. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details. Separation payment on termination of employment Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Separation payments entitlements are set out in individual NEO employment agreements and the 2021 LTIP. See “— Summary of NEO employment and separation agreements,” “— Potential payments upon termination or change-in-control” and “— 2021 Omnibus Long-Term Incentive Plan (2021 LTIP)” for more information regarding NEO separation payment entitlements. Change of control The 2021 LTIP contains change of control provisions (as defined in the 2021 LTIP and below in “— 2021 Omnibus Long-Term Incentive Plan (2021 LTIP) — Change of control”). Upon a change of control of the Company, the Board of Directors

92 | 2025 Information Circular TELUS Digital may take one or more of the following actions: (1) arrange for the Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Options; (4) arrange for cash or other compensation in exchange for a surrender of any Options; or (5) make any other determinations as appropriate. If the Board does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested Options and RSUs will vest on the termination date and be exercisable for 90 days following termination. For more information on the change of control provisions see “— Potential payments upon termination or change-in-control” and “— 2021 Omnibus Long-Term Incentive Plan (2021 LTIP) — Change of control”. Confidentiality, non-compete and non-solicit Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non-solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriction following termination. The payments and benefits described in the table in “— Potential payments upon termination or change-in-control” are subject to each NEO’s compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law.

TELUS Digital

Potential payments upon termination or change-in-control

In accordance with the compensation treatment under the various termination events outlined under "— Separation Payment on termination of employment" and "— Change of control" the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2024 (based on a Company share price of USD $3.92 and a TELUS share price of CAD $19.49 as of closing on December 31, 2024, converted to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table:

	Annual Cash		Long-Term Incentives			Benefits (USD $)	Continued Pension Accrual (USD $)	Total (USD $)
	Base Salary (USD $)	Bonus (USD $)	Options (USD $)	RSUs (USD $)	PSUs (USD $)			
Jason Macdonnell								
Resignation[1]	–	–	–	–	–	–	–	–
Termination without just cause[2]	1,050,000 [3]	281,380 [4]	–	–	47,942	3,202 [15]	424,417 [19]	1,806,941
Retirement[5]	–	–	–	–	–	–	–	–
Disability[5]	–	–	–	909,745	669,679	–	1,648,500	3,227,924
Death[6]	–	–	–	909,745	669,679	–	–	1,579,424
Termination with just cause	–	–	–	–	–	–	–	–
Change of control[7]	–	–	–	909,745	669,679	–	–	1,579,424
Gopi Chande								
Resignation[1]	–	–	–	–	–	–	–	–
Termination without just cause[2]	630,000 [8]	147,382 [9]	–	–	14,557	2,372 [15]	114,310	908,621
Retirement[5]	–	–	–	–	–	–	–	–
Disability[5]	–	–	35,976	609,221	498,540		714,770 [22]	1,858,507
Death[6]	–	–	35,976	609,221	498,540			1,143,737
Termination with just cause	–	–	–	–	–	–	–	–
Change of control[7]			35,976	609,221	498,540			1,143,737
Michel Belec								
Resignation[1]	–	–	–	–	–	–	–	–
Termination without just cause[2]	577,500 [8]	163,954 [9]		77,322	91,556	1,826 [15]	150,780 [23]	1,062,938
Retirement[5]	–	–	–	626,098	341,075	–	–	967,173
Disability[5]	–	–	–	626,098	341,075	–	100,520 [24]	1,067,693
Death[6]	–	–	–	626,098	341,075	–	–	967,173
Termination with just cause	–	–	–	–	–	–	–	–
Change of control[7]	–	–	–	626,098	341,075	–	–	967,173

2025 Information Circular | 93

TELUS Digital

Michael Ringman								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[2]	637,500 [25]	203,938 [26]		83,774	94,386	36,030 [27]		1,055,628
Retirement[5]	—	—	—	—	—	—	—	—
Disability[5]	—	—	—	361,169	295,791	—	—	656,960
Death[6]	—	—	—	361,169	295,791	—	—	656,960
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[7]	—	—	—	361,169	295,791	—	—	656,960
Brian Hannon								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[2]	94,900 [10]	—	—	91,857	—	—	—	186,757
Retirement[5]	—	—	—	—	—	—	—	—
Disability[5]	—	—	35,976	416,418	414,458	—	—	866,852
Death[6]	—	—	35,976	416,418	414,458	—	—	866,852
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[7]	—	—	35,976	416,418	414,458	—	—	866,852
Jeff Puritt								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[2]	1,700,000 [17]	—	—	2,833,842	2,550,599 [11]	—	57,416 [18]	7,141,857
Retirement[5]	—	—	—	—	—	—	—	—
Disability[5]	—	—	—	—	—	—	—	0
Death[6]	—	—	—	—	—	—	—	—
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[7]	—	—	—	—	—	—	—	—
Vanessa Kanu								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[2]	—	—	—	—	—	—	—	—
Retirement[5]	—	—	—	—	—	—	—	—
Disability[5]	—	—	—	—	—	—	—	—
Death[6]	—	—	—	—	—	—	—	—
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[7]								
Marilyn Tyfting								
Resignation[1]	—	—	—	—	—	—	—	—
Termination without just cause[2]	770,000 [12]	377,300 [13]	—	449,346	166,886 [14]	3,202 [16]	—	1,766,734
Retirement[5]	—	—	—	—	—	—	—	—
Disability[5]	—	—	—	—	—	—	—	—
Death[6]	—	—	—	—	—	—	—	—
Termination with just cause	—	—	—	—	—	—	—	—
Change of control[7]	—	—	—	—	—	—	—	—

94 | 2025 Information Circular

2025 Information Circular | 95 TELUS Digital (1) Upon a voluntary resignation by an NEO, any unvested and vested but unsettled TELUS Digital award or any portion thereof will expire on the termination date. All TELUS vested awards are paid out within 60 days of termination and all unvested TELUS awards are forfeited immediately. (2) Upon termination of employment without just cause, all unvested TELUS Digital PSUs and RSUs that were granted prior to 2024, will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs and RSUs by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period. For TELUS Digital grants made in 2024 and onwards, unvested PSUs and RSUs are subject to forfeiture. TELUS’ vested and unvested MPSUs and vested RSUs are paid out within 60 days of termination. Unvested TELUS RSUs are forfeited immediately. On occasion where in the best interest of the Company, subject to approval of the chair of the Human Resources Committee and the execution of a full and final release agreement, vesting treatment for RSUs and PSUs may be modified upon separation. (3) Payment of 24 months’ base salary at the time of termination. This value for Mr. Macdonnell is converted from CAD $1,500,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (4) Payment equal 24 months’ seperation payment bonus (the monthly bonus is an amount that is the average performance bonus earned by Mr. Macdonnell in the past two years). This value is converted from CAD $401,972 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (5) Upon termination of employment due to disability of an NEO or an NEO’s retirement, all TELUS Digital awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. All TELUS vested and unvested awards are paid out within 60 days of termination. (6) Upon the death of an NEO, all unvested Options, RSUs and PSUs will immediately vest. All TELUS vested and unvested awards are paid out within 60 days of termination. (7) Upon termination of employment without just cause within 12 months following a change of control (as defined in the 2021 LTIP), all unvested Options, RSUs and PSUs will vest on the termination date, and the RSUs and PSUs will be settled in accordance with the 2021 LTIP. TELUS’ unvested awards will vest immediately. (8) Payment of a maximum of 18 months’ base salary at the time of termination. This value is CAD $900,000 for Ms. Chande and CAD $825,000 for Mr. Belec. These values are converted to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (9) Payment equal 18 months’ separation payment bonus (the monthly bonus is an amount that is the average performance bonus earned by the NEO in the past two years). This value is CAD $210,546 for Ms. Chande and CAD $234,221 for Mr. Belec, and these values are converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (10) Payment of 3 months’ base salary at the time of termination. This value for Mr. Hannon is converted from EUR €94,900 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04. (11) Pursuant to the transition agreement executed on August 1, 2024, Mr. Puritt’s outstanding and unvested equity grants of 722,919 RSUs, 650,663 PSUs (at target), and 41,923 Options, will continue to vest past the termination date in accordance with their terms as though he retired under the terms of the 2021 LTIP. (12) Pursuant to the separation agreement effective as of June 30, 2024, between us and Ms. Tyfting, value equals 24 months’ base salary and is converted from CAD $1,100,000 to USD, using the Bank of Canada exchange rate on December 31, 2024, of $0.70. The monthly amount is paid as salary continuance for 24 months. (13) Pursuant to the separation agreement effective as of June 30, 2024, between us and Ms. Tyfting, value equals 24 months’ seperation payment bonus and is converted from CAD $539,000 to USD, using the Bank of Canada exchange rate on December 31, 2024, of $0.70. The monthly bonus is an amount that is 70% of base salary and 70% bonus factor multipliers and is paid monthly for 24 months. (14) Pursuant to the separation agreement effective as of June 30, 2024, Ms. Tyfting’s outstanding and unvested equity grants of 114,629 RSUs, 42,573 PSUs (at target), and 20,962 Options will continue to vest during the Continuance Period in accordance with their terms as though she retired under the terms of the 2021 LTIP. Ms. Tyfting’s outstanding and unvested equity grants of 60,449 RSUs and 56,027 PSUs (at target) after the Continuance Period will forfeit. (15) Payment equal to 24 months of Company contributions to health benefits (excluding short-term and long-term disability) for Mr. Macdonnell; and 18 months for Ms. Chande and Mr. Belec. (16) Mr. Puritt and Ms. Tyfting is entitled to continued health benefits for 18 months and 24 months respectively. (17) Payment equal to 24 months’ base salary pursuant to the transition agreement executed on August 1, 2024. (18) Payment equal to 18 months’ of COBRA insurance premiums. (19) Mr. Macdonnell is entitled to 24 months of continued vesting service under the DB Plan and the SRA. This value is converted from CAD $606,310 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (20) Upon disability, Mr. Macdonnell is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Macdonnell assuming retirement at age 60. This value is converted from CAD $2,355,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (21) Ms. Chande is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $163,300 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (22) Upon disability, Ms. Chande is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Chande assuming retirement at age 60. This value is converted from CAD $1,021,100 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (23) Mr. Belec is entitled to 18 months of continued vesting service under the DB Plan and the SERP. This value is converted from CAD $215,400 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (24) Upon disability, Mr. Belec is entitled to continue accruing service until his retirement date under the DB Plan and the SERP. For purposes of this table, we have calculated the incremental benefit to Mr. Belec assuming retirement at age 60. This value is converted from CAD $143,600 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. (25) Payment equal to six months’ base salary for plus one month of base salary for each completed year of service, up to a maximum total of 18 months. (26) Payment equal to six months’ separation payment bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such separation payment bonus for each completed year of service, up to a maximum of 18 months. (27) Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.

TELUS Digital

Pay versus performance

As required by SEC disclosure rules that we comply with, the following table and supporting details provide information on the relationship of compensation and financial performance for our principal executive officer (PEO) and the average of our non-PEO NEOs for fiscal years ending in 2024, 2023, 2022 and 2021.

Pay versus performance table

The following table is our pay versus performance table. The amounts set forth in the table below are calculated pursuant to SEC rules but do not represent amounts that have actually been earned or realized, including with respect to equity awards granted to our executives. Performance and vesting conditions for several of these awards have not yet been satisfied.

Year	Summary compensation table total for PEO (USD $) (1)		Compensation actually paid to PEO (USD $) (2)		Average summary compensation table total for non-PEO named executive officers (USD $) (1)	Average compensation actually paid to non-PEO named executive officers(2)	Value of initial fixed USD $100 investment based on:		Net income (USD $ millions)(5)	Company selected measure ("CSM") Adjusted EBITDA (USD $ millions)(6)
	PEO 1	PEO 2	PEO 1	PEO 2			Total shareholder return (USD $) (3)	Peer group total shareholder return (USD $) (4)		
(a)	(b)		(c)		(d)	(e)	(f)	(g)	(h)	(i)
2024	10,335,787	3,763,340	1,985,324	2,225,625	1,773,764	556,784	15.68	70.33	(61)	481
2023	8,724,251	–	(3,387,312)	–	1,811,796	(8,178)	34.32	76.53	54	583
2022	10,472,635	–	$497,148	–	1,650,605	(334,697)	79.16	78.14	183	607
2021	15,485,561	–	21,832,256	–	3,368,721	5,337,890	132.24	136.61	78	540

(1) The PEO 1 reflected in this table for each of the years shown is Mr. Puritt. The PEO 2 reflected in this table for 2024 is Mr. Macdonnel. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Gopi Chande, Vanessa Kanu, Marilyn Tyfting, Michel Belec, Michael Ringman, and Brian Hannon; (ii) for 2023, Vanessa Kanu, Maria Pardee, Marilyn Tyfting, Michael Ringman and Beth Howen; (iii) for 2022, Vanessa Kanu, Maria Pardee, Marilyn Tyfting and Michael Ringman; (iv) for 2021, Vanessa Kanu, Charles (Chuck) Koskovich, Marilyn Tyfting and Michael Ringman.

(2) Represents the amount of "compensation actually paid" to Mr. Puritt, Mr. Macdonnell and the average "compensation actually paid" to our other NEOs (excluding Mr. Puritt and Mr. Macdonnell), as computed in accordance with Item 402(v) of Regulation S-K and calculated in accordance with the following table.

(3) TSR is calculated as the difference between the Company's share price at the end and the beginning of the measurement period. The measurement period is from the date of the IPO, February 3, 2021, through December 31, 2024.

(4) Represents the peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the performance peer group as disclosed in the TELUS Digital 2024 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov. The composition of the peer group may vary year-over-year.

(5) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(6) Represents our CSM, Adjusted EBITDA, a non-GAAP financial measure. See "–TELUS Digital performance bonus program, Scorecard metrics" for an explanation of how we use Adjusted EBITDA in our PBP and "–Non-GAAP Financial Measures and Non-GAAP Ratios" in the TELUS Digital 2024 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov, for a reconciliation to the most comparable GAAP financial measure.

Adjustments to Determine "Compensation Actually Paid"	2021		2022		2023		2024		
	PEO 1 (USD $)	All NEOs (Other than PEO) (USD $)	PEO 1 (USD $)	All NEOs (Other than PEO) (USD $)	PEO 1 (USD $)	All NEOs (Other than PEO) (USD $)	PEO 1 (USD $)	PEO 2 (USD $)	All NEOs (Other than PEO) (USD $)
Total Reported in Summary Compensation Table	15,485,561	3,368,721	10,472,635	1,650,605	8,724,251	1,811,796	10,335,787	3,763,340	1,773,764
Less, amounts reported in "Stock Awards" and "Option Awards" columns of the Summary Compensation Table for each applicable year	12,151,166	2,807,292	6.625,020	1,050,017	6,975,006	1,190,025	7,771,170	888,066	1,163,732
Plus, the fair value of equity awards granted during the covered year	15,550,411	3,870,819	4,970,021	787,711	2,826,904	482,769	3,211,907	872,070	572,421

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TELUS Digital

Plus, the change in fair value from the beginning to the end of the covered year of equity awards granted prior to the covered year that were outstanding and unvested at year-end	1,377,784	367,069	(5,619,504)	(1,193,156)	(7,763,392)	(1,111,949)	(3,377,937)	(76,431)	(433,916)
Plus, the change in fair value from the prior year-end to the vesting date of equity awards granted prior to the covered year that vested during the covered year	2,324,886	550,383	(3,388,909)	(562,677)	131,209	33,409	107,466	(97,788)	(238,077)
Less, amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for each applicable year	1,199,220	41,495	2,016,775	463	832,574	54,560	986,730	2,639,700	71,203
Plus, amounts deducted or added in calculating the total pension benefit adjustments, in accordance with Item 402(v) of Regulation S-K	444,000	29,230	2,704,700	33,300	501,296	20,383	466,002	1,292,200	117,456
"Compensation Actually Paid"	**21,832,256**	**5,337,890**	**497,148**	**(334,697)**	**(3,387,312)**	**(8,178)**	**1,985,324**	**2,225,625**	**556,784**

Pay versus performance relationship descriptions

The following table reflects the relationships between the PEO 1, PEO 2 and the average non-PEO compensation actually paid and the performance measures shown in the Pay versus Performance table from 2021 to 2024.

Period	Compensation actually paid to PEO 1 (%)	Compensation actually paid to PEO 2 (%)[2]	Average compensation actually paid to non-PEO named executive officers (%)	Company TSR (%)	Peer group TSR (%)	Net income (%)	CSM - Adjusted EBITDA (%)
2023 to 2024	159	–	6908	(54)[1]	(8)	(213)	(17)
2022 to 2023	(781)	–	98	(57)	(2)	(70)	(4)
2021 to 2022	(98)	–	(106)	(45)	(40)	135	12

(1) The measurement period is February 3, 2021 through December 31, 2024.

(2) The PEO 2 reflected in this table for each year shown is Jason Macdonnell. Mr. Macdonnell did not serve as a PEO until September 3, 2024.

The relationship between compensation actually paid to our PEO 1 and the average of the compensation actually paid to the non-PEO NEOs, and the company's TSR: from 2023 to 2024, the compensation actually paid to our PEO 1 and the average of the compensation actually paid to the non-PEO NEOs increased by 159% and the average of the compensation actually paid to the non-PEO NEOs increased by 6,908%, compared to a 54% decrease in our TSR.

The relationship between compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs, and the company's net income: from 2023 to 2024, the compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs increased by 159% and the average of the compensation actually paid to the non-PEO NEOs increased by 6,908%, compared to a 213% decrease in our net income over the same period.

The relationship between compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs, and the company's adjusted EBITDA: from 2023 to 2024, the compensation actually paid to our PEO and the average of the compensation actually paid to the non-PEO NEOs increased by 159% and the average of the compensation actually paid to the non-PEO NEOs increased by 6,908%, compared to a 17% decrease in our adjusted EBITDA over the same period.

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98 | 2025 Information Circular TELUS Digital Most Important Performance Measures Adjusted EBITDA(1) Revenue Free Cash Flow(1) Relative TSR Organic Revenue Growth CAGR (1) Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See “—Non-GAAP Financial Measures and Non-GAAP Ratios” in the TELUS Digital 2024 annual report on Form 20-F, which is available through https://www.sedarplus.ca and https://www.sec.gov, for a reconciliation to the most comparable GAAP financial measure. The relationship between the company’s TSR and the peer group TSR: the TSR for the peer group disclosed in the table above decreased by 8% from January 1, 2024, to December 31, 2024, compared to the company’s TSR, which decreased by 54% over the same period. Most important measures to determine FY2024 CAP The Company has determined that the most important financial performance measures used to link executive compensation and performance are as follows:

TELUS Digital

EQUITY COMPENSATION PLANS

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the TSX's definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

COMPANY EQUITY-BASED COMPENSATION PLANS AT A GLANCE

Name	Type of plan		New equity grants being issued	Company securities issuable from treasury
	Equity-based compensation	Other		
Omnibus Long-Term Incentive Plan	X		No	Yes
2021 Omnibus Long-Term Incentive Plan	X		Yes	Yes
2021 Employee Share Purchase Plan	X		Yes	Yes

The following table provides information as of December 31, 2024 on the securities of the Company authorized for issuance under the MIP, 2021 LTIP and the 2021 ESPP (security-based compensation arrangements under the TSX rules). No further grants will be made under the MIP and long-term equity incentive compensation awards will instead be granted under the 2021 LTIP.

Plan category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights (USD $)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#)
	A	B	C
Equity compensation plans approved by security holders	8,923,913(1)	6.53(2)	9,114,868(3)
Equity compensation plans not approved by security holders	–	–	–
Total	8,923,913	6.53	9,114,868

(1) Consists of the following outstanding awards: under the 2021 LTIP, 3,400,734 RSUs, 3,256,146 Options, and 2,267,033 PSUs (assuming target level of achievement).

(2) Weighted-average exercise price includes Options but excludes RSUs and PSUs as they do not have an exercise price.

(3) Consists of 4,412,507 shares available for issuance under the 2021 ESPP and 6,959,414 shares available for issuance under the 2021 LTIP. Excludes shares underlying RSUs, PSUs and cash-denominated awards contemplated in support of acquisitions which are performance based and which can, at the Company's option, be settled in cash.

The following table provides information as of each of December 31, 2022, 2023, and 2024 on the number of securities of the Company granted under the 2021 LTIP and the 2021 ESPP, which are the Company's only equity compensation plans (security-based compensation arrangements under the TSX rules) under which awards involving the potential issuance of subordinate voting shares were issued during the applicable fiscal years, expressed as a percentage of the weighted average number of outstanding shares for the applicable fiscal year.

	2024	2023	2022
Number of awards granted under the MIP	–	–	–
Number of awards granted under the 2021 LTIP	1,042,404	884,875	879,624
Number of awards granted under the 2021 ESPP	555,452	311,551	158,339
Weighted Average Number of Shares(1)	274,867,809	273,541,668	266,304,156
Omnibus Long-Term Incentive Plan Burn Rate(2)	–	–	–

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100 | 2025 Information Circular TELUS Digital Omnibus Long-Term Incentive Plan The purpose of the MIP was to promote the retention of key management employees, to align their interests with those of the shareholders and to provide incentive compensation based on the value of Company and TELUS shares. Eligible employees (any employee, director or officer) were determined by the chair of the Human Resources Committee. The MIP authorized the issuance of Options, Phantom Options, Phantom RSUs and TELUS Phantom RSUs. The exercise price for Options and Phantom Options was determined by the chair of the Human Resources Committee on the date that such options are granted and were the fair market value of the underlying shares as of the date of grant. The Phantom Options were settled 50% in cash and 50% in shares. The final settlement of awards under the MIP occurred in June 2022. Unless otherwise determined by the Human Resources Committee, Options and Phantom Options will expire upon the earliest of: Ȝ resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested; Ȝ 90 days after the termination of employment without just cause for vested awards; Ȝ termination of employment without just cause for unvested awards; Ȝ termination of employment of the participant for just cause, for both vested and unvested; or Ȝ the tenth anniversary of the date of grant. The total number of shares issuable pursuant to the exercise of Options or Phantom Options cannot exceed 5.5% of all issued and outstanding shares at the grant date of the Option or Phantom Option. For preliminary information about the equity compensation programs implemented in connection with our initial public offering, please see “— 2021 Omnibus Long-Term Incentive Plan” and “— 2021 Employee Share Purchase Plan”. Change of control Unless the Board determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the MIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control. However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. If the Board does not accelerate unvested Phantom Options upon a change of control, then for any participant whose (1) Calculated based on our total shares outstanding, including both SVS and MVS. (2) Burn rate is calculated by dividing the number of securities granted during the applicable fiscal year by the weighted average number of shares outstanding for the applicable fiscal year. For purposes of the burn rate calculation, PSUs are counted assuming target level of achievement. 2021 LTIP Burn Rate(2) 0.38% 0.3% 0.3% 2021 ESPP Burn Rate(2) 0.2% 0.1% 0.1%

2025 Information Circular | 101 TELUS Digital employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the Shareholders’ Agreement, the unvested Options and Phantom Options will immediately vest and be exercisable for 90 days following termination, and Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the Board may take one or more of the following actions: (1) arrange for the Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any Phantom Options; or (5) make any other determinations as appropriate. Amendment procedure In connection with our initial public offering, the Board approved amendments to the MIP to provide the Board with the power to amend or discontinue the MIP at any time without shareholder approval, provided that such amendment is not prejudicial to any award previously granted under the MIP. However, shareholder approval shall be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) involves a reduction in the exercise price of an option or the Phantom Option price of a Phantom Option, except in connection with a corporate transaction, (3) extends the term of an Award beyond its original expiry date, (4) permits transfers to persons except for estate settlement or (5) deletes or reduces the range of amendments requiring shareholder approval. In 2021, a few non-material amendments were made to the text of the MIP to reflect the fact that the Company has now completed the public offering. The changes did not require shareholder approval under the terms of the MIP. The changes (1) reference the new shareholders agreement, by and among the Company and holders of the Company’s multiple voting shares, instead of the prior shareholders agreement, (2) reflect the fact that prior classes of common shares have now become subordinate voting shares of the Company, (3) acknowledge that the Company now has publicly traded securities, (4) remove the need for an annual valuation of the Company and align timing for the treatment of awards on death to the date of death rather than to an annual valuation, and (5) provide for settlement of share-settled phantom options in shares rather than in cash. 2021 Omnibus Long-Term Incentive Plan In connection with our initial public offering, our Board of Directors adopted, and our shareholders approved, the 2021 LTIP to provide equity awards to employees, non-employee directors and selected third-party service providers of the Company and its subsidiaries and affiliates. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards. The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. Unless sooner terminated by our Board of Directors, the 2021 LTIP will terminate ten years from the Company’s initial public offering. Administration of the 2021 LTIP The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. Subject to certain limitations, the Human Resources Committee may delegate some or all of its authority to one or more 2021 LTIP administrators, including members of the Human Resources Committee, our officers or selected advisors. Any decision made or action taken by the Board of Directors, Human Resources Committee or any of our officers or employees to whom authority has been delegated under the 2021 LTIP arising out of or in connection with the administration or interpretation of the 2021 LTIP is final, conclusive and binding.

102 | 2025 Information Circular TELUS Digital For purposes of the 2021 LTIP, the fair market value of a subordinate voting share shall be equal to the closing trading price of a subordinate voting share on the immediately preceding trading day, on the NYSE, the TSX, or such established national securities exchange as may be designated by the Human Resources Committee (and if listed on more than one securities exchange, and the closing price on another securities exchange is higher, then the highest of such closing prices). The exercise price for share options and the grant price for share appreciation rights may not be less than the fair market value as of the date of grant. The term of share options and share appreciation rights may not exceed ten years, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period. A share appreciation right is the right to receive a payment from the Company, in cash or shares, equal to the excess of the fair market value of a subordinate voting share as of the exercise date over the grant price. Shares available under the 2021 LTIP As of December 31, 2024, there were (1) 18,651,120 subordinate voting shares authorized for issuance under the 2021 LTIP, representing approximately 6.8 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares, (2) awards in respect of 8,923,913 subordinate voting shares outstanding, representing approximately 3.24 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares, and (3) 6,959,414 subordinate voting shares remaining available for future grants of awards, representing approximately 2.52 per cent on an undiluted basis of the number of all outstanding subordinate voting shares and multiple voting shares. If the number of subordinate voting shares that may be issued under the 2021 LTIP is approved by the shareholders, the number of subordinate voting shares authorized for issuance will be reduced by the number of subordinate voting shares subject to grants going forward and, for awards that are not denominated by shares, by the number of newly-issued subordinate voting shares actually delivered upon settlement or payment of the award. For purposes of determining the number of subordinate voting shares that remain available for issuance under the 2021 LTIP, the number of subordinate voting shares related to an award to be settled in newly-issued subordinate voting shares that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the subordinate voting shares, are settled through the delivery of market- purchased subordinate voting shares or the delivery of consideration other than shares (including cash), will be available again for grant under the 2021 LTIP. However, where awards providing for settlement solely in newly-issued subordinate voting shares have been surrendered for cancellation, in consideration of the satisfaction of the payment of the purchase price or tax withholding obligations related to the Award, the subordinate voting shares underlying such award will not be available again for grant under the 2021 LTIP. The number of shares available under the 2021 LTIP may be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, share dividend, share split, reverse share split, split up or spin-off. Limits on awards The 2021 LTIP limits the grants of awards as follows: Ȝ the maximum number of shares that may be issued pursuant to options or share appreciation rights granted to any participant in any calendar year is 4,500,000 shares, which represents 1.6 percent of all outstanding subordinate voting shares and multiple voting shares as of December 31, 2024; Ȝ the maximum number of shares that may be issued to any participant in any calendar year under awards of restricted shares, restricted share units, performance share units and deferred share units is 4,500,000 shares, which represents 1.6 percent of all outstanding subordinate voting shares and multiple voting shares as of December 31, 2024; and

2025 Information Circular | 103 TELUS Digital Ȝ the maximum aggregate amount that may be paid to any participant in any calendar year under an award of performance share units (settled in cash), cash-based awards or any other award that is payable in cash is USD $10,000,000, determined as of the date of grant. Other than as set out above, there is no limit on the maximum number of securities that a single participant is entitled to receive under the 2021 LTIP. The 2021 LTIP limits the grants of awards to a single non-employee director in any calendar year as follows: Ȝ the aggregate maximum grant date fair market value of shares that may be granted under the plan in any calendar year to any non-employee director, when added to any cash compensation paid to such non-employee director in respect of such year, will not exceed USD $1,000,000. The 2021 LTIP limits the number of shares issuable to insiders (as defined in the TSX Company Manual) at any time under the 2021 LTIP and any other security-based compensation arrangement to up to ten per cent of the issued and outstanding shares. The 2021 LTIP also limits the number of shares issued to insiders within any one-year period under the 2021 LTIP and any other security-based compensation arrangement to up to ten per cent of the issued and outstanding shares. Minimum vesting Except for deferred share units granted to directors, all awards are subject to a minimum time-based vesting restriction or performance period, as applicable, of not less than one year. The minimum vesting requirements do not apply to (1) acceleration in the event of a termination of employment or termination of directorship on or following a change in control, or due to retirement, death or disability; (2) a substitute award subject to time-based vesting restrictions no less than the restrictions of the awards being replaced; and (3) awards involving an aggregate number of shares not in excess of 5 per cent of the total shares authorized for issuance under the 2021 LTIP. Dividend Equivalents The Human Resources Committee may provide participants with the right to receive dividends, dividend equivalents or interest with respect to outstanding awards other than options and share appreciation rights. Dividends and dividend equivalents may be paid in cash, deemed to be reinvested in subordinate voting shares, or a combination thereof. Dividends and dividend equivalents will accumulate and be paid upon vesting of the underlying award. Amendment of the 2021 LTIP Our Board of Directors has the right to amend the 2021 LTIP and any award made under the 2021 LTIP at any time for any reason or no reason; provided that no amendment may adversely affect in any material way any award previously granted under the 2021 LTIP without the written consent of the participant, subject to certain conditions described in the 2021 LTIP. Without limiting the generality of the foregoing, the Board of Directors may, without shareholder approval (1) amend the general vesting provisions or restricted period of an award, (2) amend provisions relating to the early termination of awards upon the termination of a participant’s employment or engagement, (3) amend or add covenants of the Company for the protection of participants, (4) amend awards in such manner that the Board of Directors determines to be necessary or desirable, including as a result of changes in law, or (5) amend awards to cure or correct ambiguities, defects or inconsistent provisions, clerical omissions, mistakes or manifest errors, provided that in the case of items (3) – (5) the Board of Directors determines that such amendments are not prejudicial to the rights of participants. However, shareholder approval is required for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) increases or removes the limits on shares issuable or issued to insiders, (3) involves a reduction in the exercise price of an option or grant price of a share appreciation right, except in connection with a corporate transaction, (4) extends the term of an award beyond its

104 | 2025 Information Circular TELUS Digital original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (5) permits transfers to persons other than permitted transferees or for estate settlement purposes or (6) deletes or reduces the range of amendments requiring shareholder approval. In March 2025, the Board of Directors approved amendments to the text of the 2021 LTIP (1) to remove the 4,500,000 limit on the number of subordinate voting shares issuable pursuant to restricted shares, restricted share units, performance share units and deferred share units granted to participants under the 2021 LTIP, (2) clarify that the number of subordinate voting shares available for issuance pursuant to the exercise or settlement of an award granted under the 2021 LTIP will not be reduced when awards are assumed or substituted in connection with a transaction or issued pursuant to inducement awards, (3) revise the section on deferred share units held by dual Canadian-U.S. taxpayers so that it no longer requires forfeiture in certain circumstances, and (4) make certain other non-material updates to align the 2021 LTIP with current market and corporate governance best practices. These changes did not require shareholder approval under the terms of the 2021 LTIP or the Company Manual of the TSX. As mentioned above, the Company is seeking shareholder approval of an increase to the maximum number of shares reserved from 18,651,120 to 71,680,186 subordinate voting shares. Change in control Unless provided otherwise in an agreement or by the Human Resources Committee prior to the date of the change in control, the 2021 LTIP provides that in the event of a change in control: Ȝ outstanding awards may be assumed by, or similar awards be substituted by, the successor in a transaction; Ȝ if the participant’s employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for “cause” (as such term is defined in the applicable award agreement), all of the participant’s awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the award were met, if applicable) effective on the date of the participant’s termination of employment. The minimum vesting period will not apply to a substitute award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and Ȝ if the successor does not assume the awards or issue replacement awards, the Human Resources Committee will cancel all awards then held by participants in exchange for cash payment or other compensation as described in the 2021 LTIP. Treatment of awards upon a participant’s termination of employment The Human Resources Committee may determine, at or after the time of grant, the terms and conditions that apply to any award upon a participant’s termination of employment with the Company and its affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant’s termination, the Human Resources Committee has the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding award. Assignment Except as permitted by the Human Resources Committee to a permitted transferee, awards are not transferable other than by will or the laws of descent or distribution or pursuant to a domestic relations order entered into by a court of competent jurisdiction. Clawback All awards are subject to clawback or recoupment pursuant to applicable laws, rules, regulations or Company policy as in effect from time to time.

2025 Information Circular | 105 TELUS Digital 2021 Employee Share Purchase Plan (2021 ESPP) We adopted an employee share purchase plan (2021 ESPP), under which our eligible employees and the eligible employees of our participating subsidiaries and affiliates may elect to acquire our subordinate voting shares at a discount up to 15 per cent from the prevailing fair market value. The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. employees that are intended to be tax-qualified under Section 423 of the Internal Revenue Code (Section 423 Component), and to non-U.S. employees that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code (Non-Section 423 Component). The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. Shares authorized for issuance The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. The shares to be issued under the 2021 ESPP may be authorized but unissued shares or may be reacquired shares, including shares purchased on the open market. Currently, there are 4,252,037 shares remaining that are available for purchase under the 2021 ESPP. Administration The 2021 ESPP is administered by the Human Resources Committee or such other Committee appointed by the Board of Directors to administer the 2021 ESPP. The plan administrator may delegate its administrative responsibilities and powers under the 2021 ESPP to any employees or a group of employees. The plan administrator may designate separate offerings under the 2021 ESPP, the terms of which need not be identical, in which eligible employees of one or more participating subsidiaries and affiliates will participate, even if the dates of the applicable offering periods in each such offering are identical; provided that the terms of participation are the same within each separate offering as determined under Section 423 of the Code. The plan administrator may also adopt sub-plans, appendices, rules and procedures relating to the operation and administration of the 2021 ESPP to facilitate participation in the 2021 ESPP by employees who are foreign nationals or employed outside the U.S. To the extent any sub-plan is inconsistent with the requirements of Section 423 of the Code, it will be considered part of the Non-Section 423 Component. Purchase price and contributions Under the 2021 ESPP, participating employees are granted rights to purchase subordinate voting shares at a price equal to at least 85% of the share’s fair market value on the purchase date (unless and until such percentage is changed by the plan administrator prior to the commencement of the enrollment process for the applicable purchase interval). An eligible employee will be able to elect to participate in an offering period under the 2021 ESPP by authorizing after-tax payroll deductions from gross wages on or before the start date of such offering period or such other payments as may be permitted. Offering periods will commence at quarterly intervals and have a maximum duration of six months and a minimum duration of up to three months unless otherwise determined by the plan administrator prior to the start of such offer period (but in no event may an offering period exceed 24 months). Employees may generally authorize contributions in multiples of 1%, up to a maximum of 15%, of gross wages to purchase shares under the 2021 ESPP. Purchase of shares On the start date of each offering period in which a participant is enrolled, the participant will be granted a separate purchase right for such an offering period. The purchase will be effected by applying the participant’s contributions for the purchase interval ending on such purchase date to the purchase of whole or fractional shares. No participant may purchase more than USD $25,000 of subordinate voting shares (using the fair market value of the shares on the date the purchase rights are granted) under the 2021 ESPP (and any other employee share purchase plan of the Company or an affiliate) per calendar year.

106 | 2025 Information Circular TELUS Digital Termination of employment Generally, if a participant’s employment terminates for any reason (including death, disability or change in status), his or her right to purchase shares during the current offering period will terminate with effect after the final payroll following termination is processed. However, if a participant ceases to remain in active service by reason of an approved leave of absence, then the participant will have the right, exercisable up until 90 days before the next purchase date, to withdraw all the contributions collected to date on his or her behalf for that purchase interval. Contributions will continue with respect to any gross wages received by a participant while he or she is on an approved leave of absence unless the participant elects to withdraw from the offering period. If a participant transfers employment from the Company or any participating subsidiary for the Section 423 Component to a participating subsidiary for the Non-Section 423 Component, he or she will immediately cease to participate in the Section 423 Component. However, any contributions made for the offering period in which such transfer occurs will be transferred to the Non-Section 423 Component, and such participant will immediately join the then-current offering under the Non-Section 423 Component upon the same terms and conditions in effect for his or her participation in the 2021 ESPP. The plan administrator may establish different rules to govern transfers of employment between subsidiaries participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code. Change in control If a change in control of the Company occurs, each outstanding purchase right will automatically be exercised immediately prior to the effective date of such change in control. The purchase price applicable for the purchase interval in which the change in control occurs will be equal to 85 per cent of the fair market value per share of our subordinate voting shares immediately prior to the effective date of such change in control. However, participants will, following the receipt of notice from us of a change in control, have the right to terminate their outstanding purchase rights prior to the effective date of such change in control. Furthermore, the plan administrator may terminate any outstanding purchase rights prior to the effective date of a change in control, in which case all payroll deductions for the purchase interval in which such contributions are terminated will be promptly refunded. Amendment and termination of the 2021 ESPP The Board of Directors has the right to terminate, suspend or amend the 2021 ESPP at any time, generally to become effective immediately following the close of any purchase interval, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) reduces the purchase price payable for the shares under the 2021 ESPP, (3) modifies the eligibility requirements for participation or (4) deletes or reduces the range of amendments requiring shareholder approval. Unless sooner terminated by the Board of Directors, the 2021 ESPP will terminate upon the earliest of: (1) ten years from the effective date; (2) the date on which all shares available for issuance under the 2021 ESPP have been sold pursuant to purchase rights exercised under the 2021 ESPP; or (3) the date on which all purchase rights are exercised in connection with a change in control of the Company. In 2021, a few non-material amendments were made to the text of the 2021 ESPP (1) to permit the purchase of shares, for the benefit of plan participants, on the market, (2) provide for fractional share interests, and (3) to update the country-specific provisions to address legal requirements in international jurisdictions and the address for delivery of materials to the Company. These changes did not require shareholder approval under the terms of the 2021 ESPP.

2025 Information Circular | 107 TELUS Digital APPENDIX A: TERMS OF REFERENCE FOR THE BOARD 1. INTRODUCTION The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management, subject to applicable laws and the terms of the Shareholders’ Agreement. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees. 2. BOARD OF DIRECTORS 2.1 No Delegation The Board may not delegate the following matters to any committee: (a) the removal of a director from or the filling of a vacancy on the Board or any Board committee; (b) the issuance of securities except on the terms authorized by the directors; (c) the declaration of dividends; (d) the purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors; (e) the establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee; (f) the adoption, amendment or repeal of the charter documents of the Company; and (g) any other matter which is required under the Shareholders’ Agreement or applicable corporate or securities laws to be decided by the Board as a whole. 2.2 Composition Unless otherwise required by applicable laws, the Company’s articles or the Shareholders’ Agreement: (a) the Board will not exceed 15 directors; (b) subject to election by the shareholders and the requirements of the applicable laws, the rules of the stock exchanges on which the shares of the Company are listed, and the rules and regulations of the U.S. Securities and Exchange Commission, the CEO will be a member of the Board; (c) the Chair and Lead Director of the Board will be selected by the Board from among the members of the Board; (d) directors constituting a majority of the Board should be ordinarily resident in the country where the Company is resident for tax purposes; and (e) while (d) describes the preferred approach, in circumstances where (d) is not implemented, a majority of the Board will not be ordinarily resident in a country that is not the country where the Company is resident for tax purposes. 2.3 Meetings (a) Meetings of the Board will be conducted in accordance with applicable laws and the Company’s articles. (b) The Board will meet at least once each quarter. (c) The Chair, with the assistance of the Lead Director, CEO and the CLO, will be responsible for the agenda for each Board meeting. To the extent possible, Board materials will be made available in advance of each meeting in electronic format

108 | 2025 Information Circular TELUS Digital (d) The Board will invite management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. (e) The Board should have an in-camera session without management as a regular feature of each Board meeting. (f) The Board will annually receive an update from management on the planning of the annual meeting, review and approve the deliverables for the meeting and review and approve the resolution on the proposed record and meeting dates. 2.4 Election or Appointment of Directors Subject to the terms of the Shareholders’ Agreement and the articles, the Board, following a recommendation by the Governance and Nominating Committee, will: (a) review and approve the slate of nominees proposed for election at the annual or special meetings of the Company; (b) approve candidates to fill any casual vacancy occurring on the Board; and (c) fix the number of directors as permitted by the Company’s articles. 2.5 Committees of the Board The Board will have the following committees and, after considering the recommendation of the Governance and Nominating Committee, approve and/or modify their terms of reference: (a) Audit Committee — Appendix F; (b) Governance and Nominating Committee — Appendix G; and (c) Human Resources Committee — Appendix H. The Board may establish other standing or ad hoc committees. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix E— Terms of Reference for the Committees of the Board of Directors. 3. SELECTION OF MANAGEMENT (a) Subject to the terms of the Shareholders’ Agreement, the Board will appoint or replace the CEO. (b) Upon the advice of the CEO, the Human Resources Committee will approve the appointment of all other members of the Executive Leadership Team. (c) The Board is responsible for satisfying itself as to the integrity of the CEO and other Executive Leadership Team members. (d) The Human Resources Committee is responsible for overseeing succession planning for the CEO with the advice and recommendation of the Chair and the Board. 4. STRATEGIC DETERMINATION The Board will: (a) annually consider and approve the Company’s objectives and goals and its strategic plan to achieve those objectives and goals and approve any material changes thereto; (b) monitor and assess developments which may affect the Company’s strategic plan;

2025 Information Circular | 109 TELUS Digital (c) evaluate and, as required, enhance the effectiveness of the strategic planning process; and (d) monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals. 5. GLOBAL BUSINESS STRATEGY As the Company is a member of an integrated global business or transacts with affiliated companies in other countries, the Board will: (a) strive to ensure that the Company’s management participates in TELUS’ global strategic planning; (b) review and adopt the goals and objectives of the TELUS global strategic plan to the extent that the Board agrees with the plan objectives and determines that they are beneficial to the Company; and (c) monitor the Company’s execution of the TELUS global strategic plan objectives that are adopted by the Company. 6. MATERIAL TRANSACTIONS Subject to applicable laws and the Shareholders’ Agreement and delegation by the Board to a committee of the Board or management, the Board will review and approve all material transactions and investments. 7. PUBLIC REPORTING The Board is responsible for: (a) reviewing and approving financial and other reporting to shareholders on a timely and regular basis; (b) ensuring that the financial results are reported fairly and in accordance with generally accepted accounting principles and standards and related legal and regulatory disclosure requirements; (c) reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company; (d) reporting annually to shareholders on its stewardship for the preceding year; (e) reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; and (f) providing for measures that promote engagement with, and feedback from, shareholders. 8. RISK OVERSIGHT AND MANAGEMENT 8.1 Board Responsibilities The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually: (a) the Company’s risk management program, including risk appetite and integrated enterprise risk assessment; (b) the quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and

110 | 2025 Information Circular TELUS Digital (c) the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles. 8.2 Additional Board Responsibilities In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those key risks that have not been allocated to a Board committee. The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. 9. CULTURE, PROCEDURES AND POLICIES The Board will: (a) work to promote a culture of integrity throughout the Company; (b) adopt, implement and respect standards and policies consistent with those of TELUS, making such modifications as are appropriate to suit the Company’s local requirements. The finance policies adopted should address local financial reporting requirements, but where possible should be consistent with those of TELUS where necessary to support and facilitate TELUS’ consolidated financial reporting requirements; and (c) monitor and promote compliance with all significant policies and procedures by which the Company is operated. 10. LEGAL REQUIREMENTS The Board will monitor the Company’s compliance with all applicable laws and regulations. 11. EVALUATION The Board will evaluate annually the effectiveness of the Chair and/or the Lead Director, the Vice Chair, if one is appointed, the CEO and the Board as a whole, individual directors and committees as provided in Appendix L - “Evaluation Process”. References to appendices in Appendix A of this information circular relate to the TELUS Digital Board Policy Manual, which can be found at https://telusdigital.com/investors/governance.